November 12, 2010
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Popular, Inc. File No. 001-34084
Dear Mr. Clampitt:
We acknowledge receipt of your letter dated September 24, 2010. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2009, Schedule 14A and Amendments to Schedule 14A, and Forms 10-Qs for the quarters ended March 31, 2010 and June 30, 2010. To assist you with your review, our response is preceded by the Staff’s comments as numbered in the Staff’s comment letter. This letter is being filed today with the Commission electronically via the EDGAR System.
In responding to the Staff’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please note that for purposes of this letter, when we refer to “BPPR” and “BPNA”, we are referring to the BPPR and BPNA reportable segments, as defined in our Form 10-Q for the quarter ended September 30, 2010.
Form 10-K for the Fiscal Year ended December 31, 2009
Business, page 3
1.	We note that you devote less than three pages to describing your business but over fourteen pages describing regulation. Please provide to us and undertake to include in your future filings, a revised business section that complies with Item 101 of Regulation S-K including, but not limited to, discussion of the following:
•	a description of amount and types of investment by the U.S. government in you pursuant to the Troubled Asset Relief Program (“TARP”), the key reasons you applied to the Federal government for assistance and the amount and percentage of your stock owned by the federal government; and

•	delete your claim in the second sentence of the second paragraph that your loan portfolio “is not concentrated in any one industry” since it is concentrated in the real estate industry, disclose the percentage of your loan portfolio attributable to each category of loans and disclose the aggregate percent of loans that are for commercial real estate.
Management’s Response

We have revised the business section in response to your comments as set forth in Exhibit A. We intend to use a similar version of the business section (as updated for fourth quarter events) in our future filings beginning with our Form 10-K for the year ended December 31, 2010. Please note that we have added a section on Business Concentration in the Form of Business Section included as Exhibit A to this letter.

2.	Please provide to us and undertake to include in your future filings, a section entitled “Lending Policies”, to provide detail including, but not limited to the following:

Management’s Response

We have included below specific answers to your requested disclosures and have also incorporated a new sub-section within the business section entitled “Credit Administration and Credit Policies” which provides a description of our most important lending policies. We understand this sub-section is responsive to your comments and we will include a similar version in our future filings beginning with our Form 10-K for the year ended December 31, 2010.
•	describe in detail your loan documentation policies;
Management’s Response

Please see narrative under the caption “Credit Administration and Credit Policies” included in the proposed Form of Business Section attached as Exhibit A.
•	describe your policies and procedures for participating in loans originated by others;
Management’s Response

All loan participations are covered by the Corporation’s credit policies. Although we originate most of our loans internally in both the Puerto Rico and mainland United States markets, we occasionally purchase or participate in loans originated by other financial institutions. When we purchase or participate in loans originated by others, we conduct the same underwriting analysis of the borrowers and apply the same criteria as we do for loans originated by us. This also includes a review of the applicable legal documentation. The amount of loans purchased from third parties as of December 31, 2009 is presented in the table that follows:

							Total
	BPPR		%	BPNA		%	Popular, Inc.	%
				(Dollars In Thousands)
Loans originated	$13,825,108		91%	$8,411,534		97%	$22,236,642	93%
Loans bought to other financial institutions	617,627	[1]	4%	147,287	[2]	2%	764,914	3%
Loans participations bought to other financial institutions	698,914		5%	126,793		1%	825,707	4%

Total	$15,141,649		100%	$8,685,614		100%	$23,827,263	100%

[1]	Represents mortgage loans bought to other financial institutions in Puerto Rico.

[2]	Represents commercial, consumer and mortgage loans bought to other financial institutions in the United States.

•	discuss the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as “no doc,” or “stated income” loans;
Management’s Response

Since ceasing loan originations at E-LOAN in the third quarter of 2008, the Corporation has not offered this type of loan (NINA — No Income No Asset verification loans). E-LOAN’s remaining consumer loan portfolio amounting to $488 million as of June 30th, 2010, which in run off mode, contains certain Helocs and Second Mortgages which could be considered “no doc, Stated Income” loans. However, since the Corporation did not necessarily categorize these loans using such criteria, the Corporation does not possess reliable data segregating the portfolio based on such underwriting parameters. Commercial and construction loans are fully underwritten covering: use of funds, management, debt service capacity, leverage, collateral, and projections among other factors. Any deviations or exceptions to the underwriting guidelines, when compensating factors are present to justify an acceptable risk, are applied consistently and properly documented by the approving credit officer or the Credit Committee.

Currently, consumer and mortgage loans approval includes verification of all sources of income and employment. Full disclosure of applicants’ assets and liabilities is also required. Credit Bureau reports are obtained and reconciled with the financial statements provided to the Banking Subsidiaries.

In all cases, the property that secures the loan must be acceptable and values must be well supported by recent appraisal report.
•	disclose pursuant to Item (c)(1)(vii) the extent to which you are dependent on any individual customers / entities or group of related entities for deposits or have made a significant percentage of loans to borrowers; and
Management’s Response

Except for our exposure to the Puerto Rico Government sector, no individual or single group of related accounts is considered material in relation to our total assets or deposits, or in relation to our overall business. As of December 31, 2009, we had approximately $1.1 billion of credit facilities granted to or guaranteed by the Puerto Rico Government, its municipalities and public corporations, of which $215 million were uncommitted lines of credit. Of the total credit facilities granted, $944 million was outstanding as of December 31, 2009. Furthermore, as of December 31, 2009, we had $266 million in obligations issued or guaranteed by the Puerto Rico Government, its municipalities and public corporations as part of our investment securities portfolio.

Credit concentration issues are more relevant in commercial relationships. Total exposures are closely monitored. The top ten relationships of Banco Popular de Puerto Rico (BPPR) and Banco Popular North America (BPNA) account for 12.1% and 6.9% of the commercial and construction loan portfolios, respectively, as of December 31, 2009.

Share of Top Ten Relationships in the Commercial and Construction Loan Portfolios
		Total Commercial &
	Top 10 Relationships	Construction	%
		(Dollars In Thousands)
BPPR	$988,937	$8,202,239	12.1
BPNA	426,468	6,186,193	6.9

Total Popular, Inc.	$1,415,405	$14,388,432	9.8

•	disclose the extent to which your loans are unsecured and the extent to which you require any collateral or guarantees beyond the property being financed by the loan;
Management’s Response

Commercial and construction

As of December 31, 2009, $5.2 billion, or 63%, of our total commercial and construction loans in Puerto Rico were secured, with the remaining $3.0 billion, or 37%, being unsecured loans. In the United States mainland, $4.1 billion, or 67%, of our total U.S. commercial and construction loans were secured, with the remaining $2.0 billion, or 33%, being unsecured loans.

Consumer, Mortgage and Lease Financing

As of December 31, 2009, $0.9 billion, or 29%, of our total consumer loans in Puerto Rico were secured, with the remaining $2.2 billion, or 71%, being unsecured loans. In the United States mainland, $870.4 million, or 90%, of our total U.S. consumer loans were secured, with the remaining $101.2 million, or 10%, being unsecured loans. Mortgage loans and lease financings are all secured.

•	describe your historic policy on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit and whether you continue to classify the loans as performing;
Management’s Response

Loans with satisfactory credit profiles can be extended, renewed or restructured. Many commercial loan facilities are structured as lines of credit, which are mainly one year in term, and therefore, are required to be renewed annually. Other facilities may be restructured or extended from time to time based upon changes in the borrower’s business needs, use of funds, timing of completion of projects and other factors. If the borrower is not deemed to have financial difficulties, extensions, renewals and restructurings are done in the normal course of business and not considered concessions, and the loans continue to be recorded as performing.

We evaluate various factors in order to determine if a borrower is experiencing financial difficulties. Indicators that the borrower is experiencing financial difficulties include, for example: (i) the borrower is currently in default on any of its debt; (ii) the borrower has declared or is in the process of declaring bankruptcy; (iii) there is significant doubt as to whether the borrower will continue to be a going concern; (iv) currently, the borrower has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange; and (v) based on estimates and projections that only encompass the current business capabilities, the borrower forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and absent the current modification, the borrower cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.

Loans to borrowers with financial difficulties can be modified as a loss mitigation alternative. New terms and conditions of these loans are individually evaluated to determine a feasible loan restructuring. In many consumer and mortgage loans, a trial period is established where the borrower has to comply with three consecutive monthly payments under the new terms before implementing the new structure. Loans that are restructured, renewed or extended due to financial difficulties and the terms reflect concessions that would not otherwise be granted are considered as Troubled Debt Restructurings (“TDRs”). These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. These concessions stem from an agreement between the creditor and the debtor or are imposed by law or a court.

Loans classified as TDRs are reported in non-accrual status if the loan was in non-accruing status at the time of the modification. The TDR loan should continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after classified as TDR). Loans classified as TDRs are excluded from TDR status if performance under the restructured terms exists for a reasonable period (at least twelve months of sustained performance after classified) and the loan yields a market rate.
•	describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
Management’s Response

As a general policy, the Corporation does not advance additional money to borrowers that are 90 days past due. In commercial and construction loans, certain exceptions may be approved under the following circumstances:
•	The past due status is administrative in nature, such as an expiration of a loan facility before the new documentation is executed, and not as a result of a payment or credit issue;

•	The Corporation believes that the additional advances will be necessary to improve our collateral position or otherwise maximize recovery or mitigate potential future losses; or

•	Entities that may be related through common ownership, but are not cross defaulted nor cross-collateralized and are performing satisfactorily under their own loan facilities.
•	disclose whether you have a lending limit to a borrower and to any entity in which the borrower has an interest, direct, or indirect;
Management’s Response

While the Corporation monitors lending concentration to a single borrower or group of related borrowers it does not have specific limits based on industry or other criteria such as a percentage of the bank’s capital, except for the legal lending limit as established under applicable state banking law.
•	disclose the respective amount and percentage of your loan portfolio that you originated, purchased or in which you are a participant and explain your standards for purchasing or participating in loans; and
Management’s Response

See reply to second bullet point of this question number 2.
•	explain your policies for reclassifying a loan after it has been booked. Please advise us of the amount and percentage of your loan portfolio that is subprime, “alt A” loans, interest-only and option adjustable rate loans.

Management’s Response

Please refer to our reply to bullet number 6 of this question number 2, for our policy regarding reclassifying loans.

Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we generally define subprime loans as loans to borrowers with FICO scores below 660, but we also include in subprime loans certain portfolios, such as the U.S. non-conventional mortgage loan portfolio, due to other characteristics regardless of FICO scores. In Puerto Rico, as of December 31, 2009, our total subprime portfolio consisted of $522 million consumer loans (or 14% of our consumer loan portfolio) and $1,339 million mortgage loans (or 42.7% of our mortgage loans portfolio). In 2007, we discontinued originations of subprime loans in our U.S. mainland operations. As of December 31, 2009, our mainland United States subprime loan portfolio consisted of $106 million consumer loans (or 11% of our consumer loan portfolio) and $973 million mortgage loans (or 66.4% of our mortgage loans portfolio).

The table below, provides information about the Corporation mortgage and consumer loans with particular characteristics of a sub-prime loan at December 31, 2009.

			Total
	BPPR	BPNA (1)	Popular, Inc.
	(In Thousands)
Mortgage	$1,339	$973	$2,312

Consumer	522	106	628

	$1,861	$1,079	$2,940

(1)	Including E-LOAN

There were no interest-only loans in our consumer loans portfolio and $125 million of interest-only loans in our mortgage loan portfolio, all of which were at BPPR. Also, we did not have any adjustable rate mortgage loans in our Puerto Rico portfolio and had $352 million of adjustable rate mortgage loans in the mainland United States. In Puerto Rico, we offer a special step loan mortgage product to purchasers of units within construction projects financed by BPPR. This product provides for 100% financing at a 2.99% interest rate for the first five years of the term of the loan and 5.88% for the remaining term. This product also has more flexible underwriting standards, including terms up to 40 years, lower FICO scores and higher debt to income ratios. As of December 31, 2009, the Corporation had $213 million of these step loans. We do not segregate our mortgage loan origination data using the “Alt A” classification and, therefore, cannot provide such data.

Risk Factors, page 17
3.	We note that you identify forty two risk factors described in over thirteen pages of your Form 10-K. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) explicitly directs: “Do not present risks that could apply to any issuer or any offering.” Please particularize to your company or delete those risk factors that do not comply with these requirements and prohibitions including, but not limited to, the following:
•	the fifth risk factor, which is on page 20, regarding the risks from changes in interest rates;

•	the fourteenth risk factor, which is on page 23, regarding the risks from your dependence on information provided by customers and counterparties;

•	the eighteenth risk factor, which is on page 25, regarding the risks from economic recession (and which is duplicative of related risk factors such as the first and the eighth);

•	the twentieth risk factor, which is on page 20, regarding the risk of an tax audit;

•	the twenty first risk factor, which is on page 25, regarding the risk of goodwill impairment;

•	the twenty second risk factor, which is on page 26, regarding operational risk;

•	the twenty third risk factor, which is on page 26, regarding the risk of failure to maintain effective internal controls;

•	the twenty fourth risk factor, which is on page 26, regarding the risk of lack of adequate insurance;

•	the twenty fifth risk factor, which is on page 26, regarding the risk of failures of your systems, employees and counterparties;

•	the twenty sixth risk factor, which is on page 26, regarding the risk of an unidentified or unanticipated risk;

•	the twenty seventh risk factor, which is on page 26, regarding the risk of you being unable to attract, retain and motivate leaders;

•	the twenty ninth risk factor, which is on page 28, regarding the risk of not meeting your liquidity needs;

•	the thirtieth risk factor, which is on page 28, regarding the risk of funding sources being insufficient;

•	the thirty sixth factor, which is on page 30, regarding the risk of not having enough authorized shares of common stock;

•	the thirty ninth risk factor, which is on page 30, regarding the risk of your share price fluctuating; and

•	the forty second risk factor, which is on page 31, regarding the risks of further issuances of debt may depress the trading price of your common stock.

Management’s Response

We have substantially revised our risk factors section to limit the risk factors to those that we believe are more significant to the Corporation. We have also revised this section to either particularize or delete risk factors in response to your comment and to limit the disclosure to risks that we understand are particular to the Corporation. See Exhibit B for the revised risk factors. We intend to include updated risk factors in our future filings beginning with our Form 10-K for the year ended December 31, 2010.

4.	Please revise the risk factor section to comply with the requirements of Securities Act Release No. 33-7497 that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations” and Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you and which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.

For instance, most of your risk factors repeatedly state that the risks “could have a material adverse effect on our business, financial position, results of operations or cash flows.” Please be more specific in distinguishing the effect of one factor from another and describing how you would or could be affected and the magnitude of the effect and any secondary or indirect effects. In addition, almost all of your risks include effects that you claim could or may occur when it is more accurate to indicate that an effect would or will occur.

Management’s Response

We have revised our risk factors to clarify what we believe are the specific implications of the stated risks to the Corporation. See Exhibit B for our proposed revised risk factors section. We intend to include these revisions in our future filings beginning with our Form 10-K for the year ended December 31, 2010.

5.	Please consider the need to add individual risk factors, in future filings for the commercial, construction and mortgage loan portfolios. Those risks should identify the size, non-performing rate, over 30 day delinquent rate, and charge-offs as compared to the prior period. Disclosure should also be made of any concentrations in unconventional loans, industries, or geographic areas that are under-performing as compared to other parts of those respective portfolios.

Management’s Response

We have included a new risk factor as set forth below addressing our concentration in commercial, construction and mortgage loans in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and will include in future filings as long as it remains relevant.

Risks related to the Business Environment and our Industry

Further deterioration in collateral values of properties securing our construction, commercial and mortgage loan portfolios may result in increased credit losses and continue to harm our results of operations.

Further deterioration of the value of real estate collateral securing our construction, commercial and mortgage loan portfolios may result in increased credit losses. As of September 30, 2010, approximately 6%, 53% and 21% of our loan portfolio not covered under the FDIC loss share agreements, consisted of construction, commercial and mortgage loans, respectively.

Substantially our entire loan portfolio is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the U.S. Virgin Islands, the British Virgin Islands or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of and conditions within each specific real estate market. Recent economic reports related to the real estate market in Puerto Rico indicate that certain pockets of the real estate market are subject to reductions in value related to general economic conditions. In certain mainland markets like southern Florida, Illinois and California, we have been seeing the negative impact associated with low absorption rates and property value adjustments due to overbuilding. We measure the impairment based on the fair value of the collateral, if collateral dependent, which is derived from estimated collateral values, principally appraisal reports, that take into consideration prices in observed transactions involving similar assets in similar locations, size and supply and demand. An appraisal report is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, given the current slowdown in the real estate market in Puerto Rico, the properties securing these loans may be difficult to dispose of, if foreclosed.

Construction and commercial loans, mostly secured by commercial and residential real estate properties entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, may have less collateral coverage, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. As of September 30, 2010, commercial and construction loans secured by commercial and residential real estate properties, excluding loans covered under FDIC loss share agreements, amounted to $8.4 billion or 38% of the total loan portfolio, excluding covered loans.

During the nine months ended September 30, 2010, net charge-offs specifically related to values of properties securing our construction, commercial and mortgage loan portfolios totaled $175.4 million, $113.8 million and $76.0 million, respectively. Continued deterioration on the fair value of real estate properties for collateral dependent impaired loans would require increases in the Corporation’s provision for loan losses and allowance for loan losses. Any such increase would have an adverse effect on our future financial condition and results of operations. For more information on the credit quality of our construction, commercial and mortgage portfolio see the Credit Risk Management and Loan Quality section of the Management’s Discussion and Analysis included in this Form 10-K.

Exhibit 13.1 — The Corporation’s Annual Report to Shareholders for the year ended December 31, 2009
Letter to Shareholders, page 1
6.	We note from your disclosure on page two that you launched a special offer for housing units included in construction projects you financed that has resulted in an increase in the sale of housing units by 40% between the first and second half of the year. Please tell us and revise future filings to further elaborate on this offer to provide for a complete understanding. Also, disclose if your underwriting policies and procedures for these loans are different from your standard policies and procedures. If so, please tell us and revise future filings to provide a discussion of these underwriting policies and procedures.
Management’s Response

The offer is a step loan product offered exclusively to buyers of units in certain projects in which Banco Popular de Puerto Rico (“BPPR”) has provided the interim financing. The loan has a contractual maturity of up to forty years and provides an initial interest rate for the first five years of 2.99% which increases to 5.88% for the remaining term of the mortgage. The underwriting is based on a permanent rate of 5.88% and conforms to our underwriting policy except as follows:
•	The maturity may be up to 40 years instead of 30 years

•	The LTV may be up to 100%

•	The FICO score may be as low as 620 for primary residences (normally 680 when LTVs exceed 89%) and 640 for second homes (normally 700 when LTVs exceed 89%)

•	Debt to income ratios may be up to 55% (normally 45% in primary residences and 40% in second homes).
As of September 30, 2010, the Corporation had $213 million outstanding principal balance of these step loans. We have provided additional disclosure regarding the step loan product in the Form of Business Section (Exhibit A) to be included in our Form 10-K for the year ended December 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3
Overview, Page 3
7.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations. For example, provide analysis of both the causes and effects of trends over the past three years and the current fiscal year in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of “troubled debt restructurings”) and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans).
Management’s Response

The principal factor that has affected our capital resources and results of operations in recent periods is the deterioration of credit quality and its related impact on the allowance for loan losses and provision. The deterioration of credit quality has been the result of the recessionary environment both in Puerto Rico and the United States and the associated reduction in real estate and housing values in both markets. In addition, during the last three years the Corporation has incurred substantial losses in exiting certain non-conventional mortgage related operations in the United States.

We believe that we have provided substantial disclosures related to the losses incurred by the Corporation including losses related to the exiting of these operations in the United States. In the future we believe the main trend factor that will impact our results of operations and capital resources will continue to be credit quality. In future filings, we will include more detailed information on credit trends and specifically include information on Troubled Debt Restructurings (TDR). As of September 30, 2010, Popular had not closed any restructuring involving the loan splitting discussed in the Policy Statement on Prudent Commercial Real Estate Workouts, although we may do so in the future. We will provide more detail on this type of restructuring in future filings to the extent such restructurings reach a significant amount.
Critical Accounting Polices/Estimates
Loans and Allowance for Loan Losses, page 13
8.	We note your disclosure on page 14 that during 2009 you enhanced the reserve assessment of homogeneous loans by establishing a more granular segmentation of loans with similar risk characteristics, reducing your historical base loss periods employed, and strengthening your analysis of environmental factors considered. Please tell us and revise future filings to disclose the following:
•	The financial statement impact to your allowance and provision for loan losses as a result of each of these changes;

•	The period in which this change to your allowance for loan loss methodology occurred; and

•	Compare and contrast the new methodology to your previous methodology including but not limited to a discussion of the differences in loss factors, loan portfolio segmentation, and consideration of environmental and other qualitative factors (e.g. industry, geographical, economic, and political).
Management’s Response

During 2009, the Corporation enhanced the reserve assessment of homogeneous loans by establishing a more granular segmentation of loans with similar risk characteristics, reducing the historical base loss periods employed, and strengthening the analysis pertaining to the environmental factors considered. The loans portfolio segments increased from 20 to 86. The determination for general reserves of the allowance for loan losses includes the following principal factors:
•	Historical net loss rates (including losses from impaired loans) by loan type and by legal entity adjusted for recent net charge-off trends and environmental factors. The base net loss rates are based on the moving average of annualized net charge-offs computed over a 3-year historical loss window for commercial and construction loan portfolios, and an 18-month period for consumer loan portfolios.

•	Net charge-off trend factors are applied to adjust the base loss rates based on recent loss trends. In other words, the Corporation applies a trend factor when base losses are below more recent loss trends (last 6 months). The trend factor accounts for inherent imprecision and the “lagging perspective” in base loss rates. In addition, Caps and Floors for the trend factor mitigate excessive volatility in the adjustment.

•	Environmental factors, which include credit and macroeconomic indicators such as employment, price index and construction permits, were adopted to account for current market conditions that are likely to cause estimated credit losses to differ from historical loss experience. The Corporation reflects the effect of these environmental factors on each loan group as an adjustment that, as appropriate, increases or decreases the historical loss rate applied to each group. Environmental factors provide updated perspective on credit and economic conditions. Correlation and regression analyses are used to select and weight these indicators.
The change in the methodology occurred as of June 30, 2009. The impact in the Corporation’s allowance and provision for loan losses as a result of each of the changes described above was not material and is detailed in the table presented below:

	As of June 30, 2009 (in thousands)
Allowance for Loans Losses:	New	Old	Variance
General Allowance
Commercial & Construction	$384,932	$399,660	$(14,728)
Leases	29,934	21,343	8,591
Consumer	315,973	315,137	836
Mortgage	102,449	100,660	1,789

Total	$833,288	$836,800	$(3,512)

In light of the immateriality of the impact of this change, we understand that further disclosure beyond that already provided in past filings would not enhance our disclosures in future filings.

9.	We also note in your disclosure on page 14 that you changed your threshold for the identification of newly impaired loans during 2009 from $0.25 million to $1 million. In addition, we note that your commercial and construction non-accrual loans have increased from $784.24 million at December 31, 2008 to $1,691.67 million and $1,645.18 million at December 31, 2009 and June 30, 2010, respectively. Please tell us and consider revising future filings to include the following:
•	Further explanation as to the reason(s) for the increased threshold taken into consideration the current credit environment and geographic areas in which you operate;
Management’s Response

The Corporation made the decision of increasing the threshold for the identification of newly impaired loans to permit the Corporation to focus on those loans that present the greatest risk to the Corporation. As of December 31, 2008, this situation was as follows:

	Customers	%	Balances	%	Reserve	%
		(Dollars In Thousands)
> $1 million	173	35.4	$651,971	81.4	$153,169	87.7
< $1 million	316	64.6	148,991	18.6	21,442	12.3

Total	489	100.0	$800,962	100.0	$174,611	100.0

As noted above, 88% of the ASC Section 310-10-35 (SFAS 114) reserves were coming from cases of $1 million or higher, even when cases under $1 million represented 65% of the total number of cases. Cases $1 million or higher represented 81% of the balances under ASC Section 310-10-35 (SFAS 114).

This decision allowed us to focus on those cases with higher level of risk for the Corporation. Loans that were below the new threshold at the time the change was implemented but were classified as impaired at the time of the change remained individually analyzed for impairment until the case was resolved. We considered it responsible to focus our attention and resources on those loans that posed the greatest risk exposure to the Corporation. The new threshold is consistent with the approach of other peer banks. In light of the foregoing, we do not believe that further detail on the reasons behind this change would enhance our disclosure in future filings.
•	The total amount and number of loans that are non-performing at December 31, 2009 and June 30, 2010 that would meet the prior year threshold; and
Management’s Response

Set forth below, is the total amount and number of loans that were in non-performing status at December 31, 2009 and June 30, 2010 that would have met the previous lower threshold for the identification of impaired loans:

	December 31, 2009			June 30, 2010
	Loan	Loan		Loan	Loan
Obligor Total Debt	Count	Balance	%	Count	Balance	%
			(Dollars in Thousands)
$1 million and over	660	$1,486,873	87%	681	$1,461,046	85%
≥ $250,000 and less than $1 million	609	220,560	13%	672	251,844	15%

Total	1,269	$1,707,433	100%	1,353	$1,712,890	100%

•	Discussion of the changes made to your general reserve to supplement for the additional loans between the $0.25 million and $1 million value that are no longer specifically reviewed for impairment.
Management’s Response

We did not consider it necessary to adjust our general reserve methodology as a result of changing the threshold for the identification of impaired loans because our methodology for general reserves adequately cover these loans. As explained in our response to comment 8, in June 2009, the methodology to determine the allowance for loan losses was enhanced in several aspects.

Form 10-Q for the Quarter Ended June 30, 2010
Item 1. Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 3 — Basis of Presentation and Summary of Significant Accounting Policies
Loans acquired in an FDIC-assisted transaction, page 15
10.	We note your disclosure on page 15 that you accounted for all the Westernbank acquired loans except credit cards and revolving lines of credit under ASC 310-30 (SOP 03-3). In addition, you reference the guidance of the AICPA letter dated December 18, 2009 for your accounting in subsequent periods for discount accretion associated with these loans. Please address the following regarding your accounting treatment:
•	Tell us and revise your disclosures to more clearly explain how you determined that the model was only applied to loans for which there is a discount that is attributable at least in part to credit quality. Refer to Appendix A of the Interagency Supervisory Guidance on Bargain Purchases and FDIC- and NCUA — Assisted Acquisitions, released on June 7, 2010.
Management’s Response
ASC 310-30 provides two specific criteria that need to be met in order for a loan to be within its scope: (1) credit deterioration on the loan from its inception until the acquisition date and (2) that it is probable that not all of the contractual cash flows will be collected on the loan. Once in the scope of ASC 310-30, it is explicit that the credit portion of the fair value discount on an acquired loan would not be accreted into income until the acquirer had assessed that it expected to receive more cash flows on the loan than initially anticipated.
Acquired loans that meet the definition of nonaccrual status fall within the Corporation’s definition of impaired loans under ASC 310-30. It is possible that performing loans would not meet criteria number 1 above related to evidence of credit deterioration since the date of loan origination, and therefore not fall within the scope of ASC 310-30. Based on the fair value determined for the acquired portfolio, acquired loans that did not meet the entity’s definition of non-accrual status also resulted in the recognition of a significant discount attributable to credit quality.
Given the significant discount related to credit in the valuation of the Westernbank acquired portfolio, the Corporation considered two possible options for the performing loans (1) Accrete the entire fair value discount (including the credit portion) using the interest method over the life of the loan in accordance with ASC 310-20; or (2) analogize to ASC 310-30 and only accrete the portion of the fair value discount unrelated to credit.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC Staff’s view regarding the accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Regarding the accounting for such loan receivables that, in the absence of further standard setting, the AICPA understands that the SEC Staff would not object to an accounting policy based on contractual cash flows (Option 1 - ASC 310-20 approach) or an accounting policy based on expected cash flows (Option 2 — ASC 310-30 approach). As such, the Corporation considered the two allowable options as follows:
•	Option 1 — Since the credit portion of the fair value discount is associated with an expectation of cash flows that an acquirer does not expect to receive over the life of the loan, it does not appear appropriate to accrete that portion over the life of the loan as doing so could eventually overstate the acquirer’s expected value of the loan and ultimately result in recognizing income (i.e. through the accretion of the yield) on a portion of the loan it does not expect to receive. Therefore, the Corporation does not believe this an appropriate method to apply.

•	Option 2 — The Corporation believes analogizing to ASC 310-30 is the more appropriate option to follow in accounting for the credit portion of the fair value discount. By doing so, the loan is only being accreted up to the value that the acquirer expected to receive at acquisition of the loan.
As such, the Corporation elected Option 2 — the ASC 310-30 approach to the outstanding balance for all the acquired loans in the Westernbank FDIC-assisted transaction with the exception of revolving lines of credit with active privileges as of the acquisition date, which are explicitly scoped out by the ASC 310-30 accounting guidance. New advances / draws after the acquisition date under existing credit lines that did not have revolving privileges as of the acquisition date, principally construction loans, will effectively be treated as a “new” loan for accounting purposes and accounted for under the provisions of ASC 310-20, resulting in a hybrid accounting for the overall construction loan balance.
Management used judgment in evaluating factors impacting expected cash flows and probable loss assumptions, including the quality of the loan portfolio, portfolio concentrations, distressed economic conditions in Puerto Rico, quality of underwriting standards of the acquired institution, reductions in collateral real estate values, and material weaknesses disclosed by W Holding Company, Inc., parent company of Westernbank, in the company’s last Form10-K filed for the year ended December 31, 2008. W Holding’s Form 10-K indicated that W Holding’s management concluded that there were material weaknesses as of December 31, 2008, including matters related to Credit Quality Review and Appraisal Report Review. These material weaknesses were described by W Holding as follows:
     Credit Quality Review
     “The Company (W Holding) lacked controls that were appropriately designed and operated effectively to ensure that certain loan relationships are reviewed timely by the Company’s Internal Loan Review Department. Specifically, the operation of the loan review controls was inadequate to identify impaired loans, designate loans to non-accrual status, and obtain updated appraisal reports for classified loans on a timely basis.”

     Appraisal Report Review
     “The Company (W Holding) lacked controls that were appropriately designed and operated effectively to ensure that appraisal reports for real estate collateral are reviewed on a timely basis by a qualified officer independent of the credit function.”
As of April 30, 2010, the acquired loans accounted pursuant to ASC 310-30 by the Corporation totaled $3.9 billion which represented undiscounted unpaid contractually-required principal and interest balances of $11.0 billion reduced by a discount of $7.1 billion resulting from acquisition date fair value adjustments. The non-accretable discount on loans accounted for under ASC 310-30 amounted to $5.9 billion or approximately 82% of the total discount, thus indicating a significant amount of expected credit losses on the acquired portfolios.
We will revise our disclosures in future filings beginning with our Form 10-K for the year ended December 31, 2010 to explain further the Corporation’s election to apply the expected cash flow accounting model to all acquired loans in the FDIC-assisted transaction, except for the lines of credit with active revolving privileges.
•	Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to ASC 310-30. Provide us with the parameters for each of the pools created for loans acquired in this transaction.
          Management’s Response:
ASC 310-30-15-6 states that “for purposes of applying the recognition, measurement, and disclosure provisions of this Subtopic for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.” Common risk characteristics are defined in ASC 310-30 as loans with similar credit risk or risk ratings, and one or more predominant risk characteristics, such as financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.
Based on the guidance in ASC 310-30, loans were evaluated and assigned to loan pools based on common risk characteristics. The Corporation created 70 multi-loan pools (56 performing (UPB $5.6 billion) and 14 nonperforming (UPB $1.8 billion)). In addition, 23 single-loan pools were created consisting primarily of individual larger balance commercial credits (22 performing (UPB $447 million) / 1 nonperforming (UPB $2 million)).
Characteristics considered by the Corporation in pooling loans in the Westernbank FDIC-assisted transaction included loan type, interest rate type (fixed / variable), accruing status, amortization type, rate index and source type. Once the pools are defined, the Corporation maintains the integrity of the pool of multiple loans accounted for as a single asset.

We will revise our future filings to more clearly disclose our accounting policies for establishing and assembling the pools of loans which were subject to ASC 310-30.
Exhibit C provides the parameters considered by management for each of the pools created for loans acquired in the FDIC-assisted transaction.
Note 10 — Loans Held-in-Portfolio and Allowance for Loan Losses, page 30
11.	We note your footnote to the composition of loans held-in-portfolio table that states residential construction loans are classified within the mortgage loan category. In future filings, please disclose the amount of residential construction loans in the footnote or separately present these loans within this table for all periods presented.
Management’s Response

The residential construction loans which we refer to in the footnote and that we say are classified as “mortgage loans” refer to interim financing to individual borrowers to finance the construction or renovation of their individual residences (not loans to finance residential project developments). We have considered these residential construction loans as “mortgage loans” and not construction loans since they normally convert to regular amortizing residential mortgage loans as part of the terms of the existing loan agreement with the client. As of June 30, 2010 and December 31, 2009, the residential construction loan portfolio approximated $68 million and $72 million, respectively, or less than 1% of the mortgage loan portfolio. In light of the insignificant amount of these loans and to avoid confusion on the investor, we will delete the footnote in the table in future filings.
Note 19 — Commitments, Contingencies, and Guarantees, page 48
12.	We note from your disclosures that you have both recourse exposure and representations and warranties exposure related to the sale, securitization, and servicing for others of mortgage loans. In addition, we note that you have reserves of $37 million for credit loss exposure on loans sold or serviced with credit recourse (principally loans associated with FNMA and Freddie Mac programs), $33 million for estimated losses from representation and warranties on loans sold by , and no reserve for loans sold or securitized from your involvement in mortgage operations in the Puerto Rico group. Given the significance of your exposure please tell us and revise future filings to:
•	Disclose your methodology used to estimate the reserves related to these exposures;
Management’s Response

BPPR Mortgage (Credit Recourse):

As of June 30, 2010, the Corporation serviced $4.2 billion in residential mortgage loans subject to credit recourse provisions, principally loans associated with FNMA and Freddie Mac securitization programs involving Puerto Rico mortgage loans. In the event of any customer default (normally being delinquent for 90 days or more), pursuant to the credit recourse provided, the Corporation may be required to repurchase the loan or reimburse for the incurred loss. During the six months ended

June 30, 2010, the Corporation repurchased approximately $60 million in mortgage loans subject to the credit recourse provisions. In the event of nonperformance by the borrower, the Corporation has rights to the underlying collateral securing the mortgage loan. The Corporation suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan plus any uncollected interest advanced and the costs of holding and disposing of the related property. For the six months ended June 30, 2010, these losses amounted to $6.7 million. As of June 30, 2010, the Corporation’s liability established to cover the estimated credit loss exposure related to loans sold or serviced with credit recourse amounted to $37 million.

The following provides an overview on the methodology used in determining the recourse liability for residential mortgage loans subject to credit recourse provisions:
•	Portfolio Amortization — To produce expected lifetime recourse losses, the Corporation’s model produces an annual amortization schedule for the portfolio. Loan balances, average remaining term and interest rates are estimated by pools, considering voluntary prepayment rates, reducing balances across loan terms.

•	Expected Loss (EL) by pools are used to derive annual recourse losses. As the amortization schedule produces loan ending balances per period, the rates are applied to derive annual losses. The EL results from portfolio loan level analysis which produces two components: a) the Probability of Default (PD) and b) the Loss Given Default (LGD). Pool level PDs are multiplied by the LGD to derive EL. The PD applies regression analysis to derive a model which uses loan Fico scores, ages, and delinquency to produce default probabilities. The PD represents the likelihood that a loan will enter default state (90 days) in the following 12 months. The LGD provides a measure of loss severity for loans who reach default state based on historical losses, incorporating interest amounts, foreclosure expenses, etc.

•	Present Value of Losses — The present value of these cash flows is estimated using risk-free rates.
The Corporation does not maintain a separate reserve for representation and warranty obligations related to the sale or securitization of Puerto Rico Mortgage Loans because historically the amount of claims have been minimal.

E-LOAN (Recourse for Violations of Representations and Warranties)

As of June 30, 2010, the Corporation established reserves for customary representations and warranties related to loans sold by its U.S. subsidiary E-LOAN of $33 million. Loans were sold to investors on a servicing released basis subject to certain representations and warranties. Although the risk of loss or default was generally assumed by the investors, the Corporation is required to make certain representations relating to borrower creditworthiness, loan documentation and collateral, which if not complied with, may result in requiring the Corporation to repurchase the loans or indemnify investors for any related losses associated to these loans. The loans had been sold prior to 2009.

E-LOAN is no longer originating and selling loans, since the subsidiary ceased these activities during 2008. On a quarterly basis, the Corporation reassesses its estimate for expected losses associated with E-LOAN’s representation and warranties. During the six months ended June 30, 2010, E-LOAN charged-off approximately $6.2 million against this representation and warranty reserve associated with loan repurchases and indemnification or make-whole events.

E-LOAN’s liability estimate incorporates the expectation of future disbursements based on historical repurchase/disbursement data and the “Repurchase Distance”. The “Repurchase Distance” represents the average distance time between the “Investor Purchase Date” and “Repurchase Date”.

The liability estimate considers the following:
•	Historical disbursement amounts are used to calculate an average quarterly amount.

•	The quarterly average is annualized and multiplied by the repurchase distance, which currently averages three years, to determine a liability amount.

•	The calculated reserve is compared to current claims and disbursements to evaluate adequacy.
We will revise our future filings to expand disclosures on our methodologies used to estimate reserves related to these exposures.
•	Discuss the level of any type of claims you have received, any trends identified, and your “success rate” in avoiding paying claims;
Management’s Response

E-LOAN claims have been predominantly first conforming mortgage loans where the Lender / Servicer claims underwriting errors related to undisclosed debt or missing documentation.

Our success rate in clearing the claim in full or negotiating a lesser payout has been fairly consistent. On average we avoid paying anything on 48% of the claims. On the other 52%, we either repurchase the balance in full or negotiate settlements. For those accounts where we settle, we average paying 61% of the claim amount. In total, during the 21 month period ended September 30, 2010, we paid an average of 36% of claims amount.

Puerto Rico mortgage claims are generally related to credit recourse and rebuttal activity is not significant since delinquency is evident at the moment of the claim.
•	Discuss your methods for settling claims. Specifically, disclose whether you repurchase loans outright or whether you simply make a settlement payment to them. If the former, discuss any significant effects or trends on your nonperforming loan statistics and any trends in terms of the average settlement amount by loan type;

Management’s Response

In the case of Puerto Rico, most claims are settled by repurchases of delinquent loans, the majority of which are greater than 90 days past due. As indicated above for the six month period ended June 30, 2010, these repurchases amounted to approximately $60 million. As of June 30, 2010, approximately 7.22% of the $4.2 billion in mortgage loans sold to other entities and subject to recourse obligations, are 90 days or more delinquent.

In the case of E-LOAN, in cases where we have deemed there is liability we indemnify the lender, repurchase the loan, or settle the claim, generally for less than the full amount. Each repurchase case is different and each lender / servicer has different requirements. The large majority of the loans repurchased have been greater than 90 days past due at the time of repurchase and are included in our non-performing loans.
•	Disclose the time limit of your recourse and representation and warranties obligations and any trends by loan vintage; and
Management’s Response

Both for United States and Puerto Rico, the representations and warranties obligation and credit recourse where applicable are for the life of the loan. The Corporation does not currently maintain information of representation and warranty claims or credit recourse claims by loan vintages.
•	Provide a roll forward of your reserves for the periods presented.
Management’s Response

Below is a roll-forward analysis of our reserve related to PR Recourse Liability:

	Quarter Ended	Six-Months Ended
	June 30, 2010
	(In Thousands)
Beginning balance	$29,041	$15,584
Less: Total Charges	(4,450)	(6,694)
Plus: Recourse Provision	12,016	27,717

Ending Balance	$36,607	$36,607

Below is a roll-forward analysis of E-LOAN reserve:

	Quarter Ended	Six-Months Ended
	June 30, 2010
	(In Thousands)
Beginning balance	$31,937	$33,294

Less: Total Charges	(3,652)	(6,242)

Plus: Reps and Warranties Provision	5,198	6,431

Ending Balance	$33,483	$33,483

Note 21 — Fair Value Measurement, page 53
13.	We note your disclosure on page 63 that you rely on appraisals for valuation of your collateral-dependent impaired loans. In addition, we note you rely on external appraisals, broker price opinions, or internal valuations for your determination of the fair value of other real estate owned and other foreclosed assets. Please tell us and revise your future filings to disclose the following:
•	How you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans, other real estate owned, and other foreclosed assets;
Management’s Response

According to the accounting guidance criteria for specific impairment of a loan, the Corporation defined as impaired loans those commercial and construction borrowers with outstanding debt of $1 million or more and with interest and /or principal 90 days or more past due, when, based on current information and events, management considered that it was probable that the debtor would be unable to pay all amounts due according to the contractual terms of the loan agreement. Although the accounting codification guidance for specific impairment of a loan excludes large groups of smaller balance homogeneous loans that are collectively evaluated for impairment (e.g., mortgage loans), it specifically requires that loan modifications considered troubled debt restructurings (“TDRs”) be analyzed under its provisions. An allowance for loan impairment is recognized to the extent that the carrying value of an impaired loan exceeds the present value of the expected future cash flows discounted at the loan’s effective rate, the observable market price of the loan, if available, or the fair value of the collateral if the loan is collateral dependent. The fair value of the collateral is generally obtained from appraisals. The Corporation requests updated appraisal reports for loans that are considered impaired following a corporate reappraisal policy. This policy requires updated appraisals for loans secured by real estate (including construction loans) either annually, every two years or every three years depending on the total exposure of the borrower. As a general procedure, the Corporation internally reviews appraisals as part of the underwriting and approval process and also for credits considered impaired.

The collateral dependent method is used for the impairment determination on commercial and construction loans since the expected realizable value of the loan is based upon the proceeds received from the liquidation of the subject collateral property. For commercial properties, the “as is” value or the “income approach” value is used depending on the financial condition of the subject borrower and/or the nature of the subject collateral. In most cases, impaired commercial loans do not have reliable or sustainable cash flow to use the discounted cash flow valuation method. On construction loans, “as developed” collateral values are used when the loan is originated since the assumption is that the cash flow of the property once leased or sold will provide sufficient funds to repay the loan. In many impaired construction loans, the “as developed” collateral value is also used since completing the project reflects the best exit strategy in terms of potential loss reduction. In these cases, the costs to complete are considered as part of the impairment determination. As a general rule, the appraisal valuation used by the Corporation impaired construction loans is based on discounted value to a single purchaser, discounted sell out or “as is” depending on the condition and status of the project and the performance of the same.

For mortgage loans that are modified with regard to payment terms, the discounted cash flow value method is used, as the impairment valuation is more appropriately calculated based on the ongoing cash flow from the individuals rather than the liquidation of the asset.

Other real estate owned and other foreclosed assets, received in satisfaction of debt, are recorded at the lower of cost (carrying value of the loan) or the appraised value less estimated costs of disposal of the real estate acquired, by charging the allowance for loan losses. The collateral dependent valuation method is used for the impairment determination since the expected realizable value is based upon the proceeds received from the liquidation of the subject collateral property. Subsequent to foreclosure, any losses in the carrying value arising from periodic reevaluations of the properties, and any gains or losses on the sale of these properties are credited or charged to expense in the period incurred and are included as a component of other operating expenses. The cost of maintaining and operating such properties is expensed as incurred.
•	How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired), other real estate owned, and other foreclosed assets. If this policy varies by loan type or collateral type please disclose that as well;

Management’s Response
With regard to performing loans, the Corporation will require an appraisal when there is a refinancing or modification of the loan (if the existing appraisal is older than 12 months). If there is no new money being disbursed as part of the restructuring or the loan is less than $250,000, the appraisal cannot be more than 3 years old. Also, appraisals can be requested at any time events become known that might materially alter the value of the property.

It is the Corporation’s policy to require updated appraisals for all commercial and construction impaired loans and OREO properties over $3 million at least annually. Cases between $1 million to $3 million need to be reappraised at least every 24 months.

For loans secured by residential real estate properties (mortgage loans) and following the requirements of the Uniform Retail Credit Classification and Account Management Policy of the Board of Governors of the Federal Reserve System, a current assessment of value is made not later than 180 days past the contractual due date. Any outstanding loan balance in excess of the estimated value of the property, less cost to sell, is charged-off. For this purposes and for residential real estate properties, the Corporation requests Independent Broker Price Opinion of Value of the subject collateral property at least annually except for residential real estate properties located in Puerto Rico below $400,000 for which cases the Corporation uses an Internal Price Opinion of Value prepared by an internal licensed real estate agent. The Internal Price Opinion of Value takes into consideration the most recent sales data of the market where the subject property is located; land lot and structure dimensions; the subject property conditions and conditions of neighborhood properties.
•	Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals;

•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
Management’s Response

Appraisals are adjusted due to age or general market conditions. The adjustment applied is based upon the historical trends in the real estate markets. In commercial and construction loans and depending on the type of property and/or the age of the appraisal, downward adjustments can range from 10% to 50% (including the cost to sell). In the allowance calculation, the additional discount for the age of appraisal is used to calculate the specific reserve resulting from a collateral deficiency. In the case of Mortgage loans, downward adjustments range from 0% to 30% depending on the age of the appraisal and the location of the property.
•	Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal or broker price opinion. Describe the considerations you give to each method and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.
Management’s Response

We use third party appraisals in all commercial and construction loans. Third party appraisals or broker price opinions are also used for all mortgage loans, except mortgage loans below $400,000 in the BPPR portfolio, which are valued internally based on comparables. The Internal Price Opinion of Value is prepared by an internal licensed real estate agent who gathers all the required information to produce an opinion of value taking into consideration the most recent sales data of the market where the subject property is located; land lot and structure dimensions; the subject property conditions and conditions of neighborhood properties. The decision to use internal valuations in the circumstances described above is due to decisions regarding administrative and cost efficiencies, but we believe the Internal Price Opinions of Value follow a methodology consistent with those used by independent third parties.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Credit Risk Management and Loan Quality, page 126
14.	We note from your disclosures beginning on page 131 that loans restructured in troubled debt restructurings (TDRs) totaled $782.0 million and $600.8 million at June 30, 2010 and December 31, 2009, respectively. Please tell us as of June 30, 2010 and revise your future filings to disclose the following:
•	The amount of TDRs distinguishing between those that are considered impaired and those classified as either non-accrual or accrual. Additionally, disclose the corresponding amounts charged-off during the period;
Management’s Response

In response to the Staff’s comments, we intend to supplement the disclosures related to our troubled debt restructuring in future filings, beginning with the Form 10-K for the year ended December 31, 2010, to include the following table with information updated as of year end:

Troubled debt restructurings
	As of June 30, 2010
	PR	US	Total
	(Dollars In Thousands)
Accruing	$331,310	$139,706	$471,016
Non-Accruing	404,600	165,944	570,544

Total	$735,910	$305,650	$1,041,560

Impairment	$107,376	$76,368	$183,744

Charge offs	$25,613	$21,399	$47,012

•	To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;
Management’s Response

In response to the Staff’s comments we intend to supplement the disclosures related to our troubled debt restructuring in future filings, beginning with the Form 10-K for the year ended December 31, 2010, to include the following table with information updated as of year end:

TDR balance by category as of June 30, 2010

	BPPR			BPNA			Total Popular, Inc.
Category	Accruing	Non-Accruing	Total	Accruing	Non-Accruing	Total	Accruing	Non-Accruing	Total
TDRs:					(In Thousands)
Commercial	$152,420	$54,148	$206,568	$—	$2,153	$2,153	$152,420	$56,301	$208,721
Construction	1,920	274,872	276,792	—	92,130	92,130	1,920	367,002	368,922
Mortgage	38,526	68,083	106,609	134,650	68,963	203,613	173,176	137,046	310,222
Consumer:
Consumer Credit Counseling [1]	47,328	170	47,498	3,672	2,698	6,370	51,000	2,868	53,868
Loan Modifications [2]	4,884	1,926	6,810	1,385	—	1,385	6,269	1,926	8,195
RBO [3]	86,232	5,401	91,633	—	—	—	86,232	5,401	91,633

Total Consumer	$138,444	$7,497	$145,941	$5,057	$2,698	$7,755	$143,501	$10,195	$153,696

Total	$331,310	$404,600	$735,910	$139,707	$165,944	$305,651	$471,017	$570,544	$1,041,561

[1]	Consumer credit counseling is a negotiation to establish a debt management plan with the customer. Usually offers reduced payments, reduction or elimination of interest fees and financial education.
[2]	Loan modification involves changing one or more of the terms of the loan.
[3]	RBO is a refinance of the total balance account.

•	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

•	Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.
Management’s Response

The Corporation has not compiled the historical data needed to accurately provide results on concessions made to borrowers. We are currently generating better information that can assist us in managing the portfolio and disclosing in more detail the success trends on these initiatives.

For the benefit of the staff, we have summarized certain performance information related to loss mitigation initiatives on certain portfolios as of June 30, 2010.

Credit Cards BPPR

Delinquency over 30 days past due on alternatives granted to credit card customers (that have completed trial period) is 20% or less. Average charge off rate on re-aged credit cards is 20%.

Personal Loans BPPR

The main loss mitigation alternative in this type of loans is the Refinance of Balance Only (RBO). RBO delinquency over 30 days past due is 13%. Average net charge offs on these cases is 17%.

Mortgage Loans BPPR

Accounts modified during the previous 13 months present 30 days past due delinquency of 20%. No charge offs have been reported.

U.S. Consumer and Mortgage (BPNA):

Modifications are a preferred loss mitigation tool used by BPNA which has produced positive results particularly for the non conforming mortgage loan (NCM) portfolio, which accounts for most of the TDRs in BPNA. The re-default rate of mortgages in the NCM portfolio has remained steady at close to 33%.

Impact in the Allowance for Loan Losses:

The allowance for loan losses applies three elements that are affected by the success of the loss mitigation tools:
•	Base Loss — based on historical losses

•	Trend Factor — based on level of losses for the last 6 months compared to the base loss

•	Environmental Factors — considers delinquency statistics
These elements are positively affected if reduced levels of losses and delinquencies are achieved through loss mitigation alternatives. At present, no adjustment factor is used in the allowance model to adjust for the level of loan modifications.
15.	As it relates to your TDRs that are still accruing interest, please tell us and revise future filings to clearly and comprehensively discuss your nonaccrual policies, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans). Please also address the following:
•	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
Management’s Response

Generally, loans that at the moment of the modification are not accruing and/or possibilities to comply with modified terms are not favorable, will remain on non accrual status until the borrower demonstrates the willingness and capacity to comply with the restructured terms, generally by complying with the restructured terms for at least six months.

In connection with commercial modifications, the initial decision to restructure is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower’s current capacity to pay, which among other things may include a review of current financial statements, analysis of global cash flow and ability to pay all debt obligations, and evaluation of secondary sources of payment from the client and any guarantors. This process also includes an evaluation of the borrower’s willingness to pay, which may consider a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and borrower’s ability and interest to provide additional collateral or guarantor support. The determination to restructure a mortgage or consumer loan includes an evaluation of the client’s current debt to income ratio, credit report, property value (when applicable), and consideration to other factors that have affected the borrower’s ability to pay in the past. In mortgage loans, a trial period of three months is normally required, although for our U.S. portfolio the three months trial period is only required for those loans that were 180 days or more past due.
•	For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured
Management’s Response

The Corporation does not currently accrue interest on any TDRs that have had a portion of the loan charged off. To the extent it were to do so in the future, we would provide disclosure in future filings on how we determined such accrual was appropriate.
•	Tell us and disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator
Management’s Response

The Corporation has not revised any of its TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009. The Corporation is evaluating the Policy Statement and will disclose in future filings any potential revisions to its TDR accounting policies based on the guidance contained in the Policy Statement.
Commercial Loans, page 130
16.	We note your disclosure on page 131 that $7.2 billion of your commercial loan portfolio is secured by real estate. In addition, we note that you had commercial loan modifications that were considered TDRs of $209 million and $138.2 million at June 30, 2010 and December 31, 2009. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

•	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•	Clarify whether the B note is immediately charged-off upon restructuring;

•	Describe your non-accrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification; and

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification.
Management’s Response

To date, we have not performed any commercial real estate or other type of loan workouts in which an existing loan was restructured into multiple new loans. To the extent we enter into such workouts in the future in a significant volume, we will provide disclosure in future filings.
Construction Loans, page 131
17.	We note at December 31, 2009 and June 30, 2010 you had $854.94 million and $843.81 million of construction non-performing loans (NPLs), respectively. In addition, we note from your disclosure on page 131 that the majority of these NPLs were residential real estate construction loans. Please tell us and revise future filings to reconcile for us this statement with the footnote to the loan portfolio tabular disclosure on pages 30 and 118 that states the residential construction loans are classified under mortgage loans instead of construction loans.
Management’s Response:

As discussed in our response to comment number 11 above (Note 10 to Financial Statements), the footnote to the tabular disclosure on pages 30 and 118 refers to interim financing to individual borrowers for the construction of their residences (not loans to finance residential developments). In light of the insignificant amount of these loans and to avoid confusion on the investor, we will delete the footnote in the table in future filings.

18.	We note your disclosure that you consider the construction loan portfolio to be one of the higher-risk portfolios due to the depressed economic and housing market conditions particularly in Puerto Rico. In an effort to provide more transparent disclosures regarding this portfolio and related risks, please tell us and revise your future filings to disclose the following information related to construction loans with interest reserves:
•	Your policy for recognizing interest income on these loans;
Management’s Response

The Corporation recognizes interest income for construction loans funded with interest reserves for all projects where full principal and interest is expected to be repaid in accordance with terms reasonably consistent with the loan approval. This could be via the sale of the collateral, a take out commitment from a third party or a bank approved take out commitment. If a loan with interest reserves is in default with the terms and conditions of the loan agreement and is deemed uncollectible, interest is no longer funded through the interest reserve.
•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;
Management’s Response

Each construction project has an approved budget for cost to complete and an estimated timeline for completion. The Corporation hires an independent inspecting engineering firm to monitor the progress of each project. Funding requests are presented by the borrower on a monthly basis, based on the percentage of completion or actual costs incurred to that point by each trade or budgeted line item. The draw request is reviewed internally and by the inspecting engineer for accuracy and compliance with our loan documentation requirements. Included in the payment request are lien releases from the contractors or vendors indicating payments from prior draw requests were received. Each month, as part of his report, the inspecting engineer is required to inform the bank if he believes the project is expected to be completed on time and within budget.
•	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes;
Management’s Response

The Corporation in the normal course of business enters into extensions, renewals or restructuring of loans in those cases in which it balances and modification will improve its ability to recover the amounts owed. Is such cases, the Corporation analyzes the borrowers willingness and capacity to service the debt on the basis of the new terms and conditions. A revised appraisal report is also requested. If the project reflects a collateral deficiency, the facility is forced to non accrual status and interest payments are no longer capitalized.

Construction loans that have been extended renewed or restructured and are still accruing are loans reflecting cash flows that supports debt repayment capacity and borrower’s willingness to comply with the terms of the credit facility.

Loans extended, renewed or restructured that are non accrual usually present absorption issues, reflect collateral deficiencies, and/or may be experiencing project management problems resulting in cost overruns that affected debt repayment capacity. Restructurings under these circumstances are done under forbearance agreement, and facilities are placed in interest to principal status. Restructures under these circumstances are approved when the new structure facilitates a less costly exit strategy.

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves;

Management’s Response

It is critical during the underwriting and monitoring stages to ensure that the construction project presents a feasible plan where the same can be substantially completed according to schedule and budget and the property value and stabilized cash flow (either through monthly rental income or property sales) is sufficient to repay the loan in full, including the interest that has been paid using the interest reserve.

In this regard, interest reserves are a critical component of a construction loan budget. Interest reserves for construction loans are determined on the bases of the following factors:
•	the amount of the reserve covers the entire term of the project plus an additional cushion to cover interest rate increases and construction delays;

•	be calculated using a discounted projected sales price and a discounted absorption rate;

•	be calculated using the projects funds utilization schedule as documented in the project’s timeline;

•	be funded upfront and deposited in a controlled account if the customer intends to fund interest out-of-pocket; and

•	be replenished at each renewal or extension. Property appreciation may not be used to fund an additional bank funded interest reserve.

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming; and
Management’s Response

The Corporation’s policy and practice is not to advance interest from an interest reserve in order to keep a loan, which would otherwise be deemed impaired, from becoming non-performing.
•	Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are currently non-performing.
Management’s Response

As of June 30, 2010, the Corporation loan portfolios in Puerto Rico and United States (excluding FDIC covered loans) had only 16 and 17 loans, respectively, with active bank funded interest reserves. At June 30, 2010, all loans were in performing status. For the six months ended June 30, 2010, capitalized interest on the Puerto Rico and United States loan portfolios amounted to $1.5 million and 1.4 million, respectively.
Schedule 14A
Election of Directors, page 6
19.	Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:
•	comply with Item 407(b)(2) by revising the last sentence of the second to last paragraph on page 6 to state the number of board members who attended the prior year’s annual meeting, as required by Item 407(b)(2);
Management’s Response:

We will revise our disclosure to state the number of Board members who attended the prior year’s annual meeting. We intend to include a disclosure similar to the following in the 2011 Proxy statement:

“The Board met [ ] times during 2010. All directors attended at least [ ]% of the meetings of the Board and the meetings of committees of the Board on which such directors served.

While the Corporation has not adopted a formal policy with respect to directors’ attendance at the meetings of stockholders, the Corporation encourages directors to attend such meetings. All the directors then on the Board attended the 2010 annual meeting of stockholders. All of the Corporation’s directors are expected to attend the 2011 Annual Meeting of Stockholders.”

•	revise your description of the business experience of each nominee consistent with Item 401(e)(1) to disclose the years each nominee served a position at a company (for instance, on page 10 for Mr. Teuber an audit committee financial expert, disclose the years he was a partner at Coopers and Lybrand and for Mr. Salerno the lead director, Chairman of the audit committee and audit committee financial expert disclose the years during which he served as CFO of Verizon Communications);
Management’s Response:

We will revise our disclosure in future filings, commencing with the 2011 Proxy Statement, to include the number of years each nominee served at a position in a company. We’ve included form of the proposed revised Business Experience disclosure in Exhibit D.
•	revise your description of the business experience of each nominee consistent with Item 401(e)(1) (which requires that you provide “information relating to the level of...professional competence, which may include...such specific information as the size of the operation supervised”) by disclosing for each company you cite, the nature of the business, size, in terms of assets and annual revenue, and whether the company is public (for instance, disclose this information for Mr. Morales, who serves on your Audit Committee, instead of referring to the companies as “engaged in real estate leasing”);
Management’s Response:

We will revise our disclosure in future filings commencing with the 2011 Proxy Statement, to include additional information in connection with a nominee’s level of professional competence. We’ve included a form of the proposed revised business experience disclosure in Exhibit D.
•	revise your description of the business experience of each nominee to disclose the name of company on which any of the nominees has served as a director as required by Item 401(e)(2) (instead of referring to “other publicly traded corporations” as you do for your Chairman and CEO in the second to last sentence on page 11) and state whether or not the respective company is a public company; and
Management’s Response:

We will revise our Chaiman’s and CEO business experience profile in future filings commencing with the 2011 Proxy Statement, to eliminate the reference to “other publicly traded corporations” and specify the public companies in which Mr. Carrión served as a director. We’ve included the proposed form of revised Business Experience disclosure in Exhibit D.

•	revise your description of the business experience of each nominee to disclose on page 9 in the description of Mr. Vizcarrondo that he is the nephew of your Chairman and CEO, as required by Item 401(d).
Management’s Response:

The disclosure required under Item 401(d) will be included in the 2011 Proxy Statement under the caption “FAMILY RELATIONSHIPS”. We understand that this disclosure complies with the requirements of Item 401(d) of Regulation S-K and that it is not necessary to disclose Mr. Vizacarrondo’s relationship to Mr. Carrión in the business experience section.
Code of Ethics, page 16
20.	Please file your Code of Ethics as an exhibit to your annual report as required by Item 406(c)(1).
Management’s Response:

Item 406(c)(2) together with Instruction number 2 to Item 406 provide that a Corporation may satisfy the requirements of Item 406(c) by posting its Code of Ethics on its Internet website and by indicating so in its annual report together with the appropriate Internet address. We’ve complied with this requirement in Item 10 in our Annual Report on Form 10-K where we indicate that our Code of Ethics is available on our website at www.popular.com and therefore believe that it is not necessary to file our Code of Ethics as an Exhibit to the annual report.
Family relationships, page 19 and Other Relationships, Transactions and Events, page 19
21.	Please provide to us and undertake to include in your future filings, revision of these two sections to comply with Item 404(a) as follows:
•	revise the single sentence under the section entitled “Family Relationships” regarding the re-nomination of the Chairman’s nephew to be a director to provide the disclosure required by Item 404 (a) and disclose whether or not the re-nomination was subject to your policy for related party transactions and whether it complies with your Code of Ethics;
Management’s Response:

Item 404(a) requires disclosure of any transaction or proposed transaction in which the Corporation is a participant, the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. A related person is defined as (i) any director or executive officer; (ii) any nominee for director; (iii) any immediate family member of a director, nominee for director or executive officer or (iv) any person sharing the household of such director, executive officer or nominee for director. Immediate family member in turn is defined as any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director. Mr. Vizcarrondo is the nephew of Mr. Carrión and, therefore, is not within the category of persons covered by the definition of a related person.
We understand that Item 404(a) applies to transactions entered into by the Corporation with directors or nominees for directors. We do not view the nomination of a director as a “transaction” between the nominee and the Corporation. It is therefore our understanding that it is not necessary to revise the Family Relationships and Other Relationships, Transactions and Events sections in the proxy to provide the disclosures required by Item 404(a). For the same reason, Mr. Vizcarrondo’s nomination is not subject to our Related Party Transactions Policy. Please note that pursuant to the Corporation’s Corporate Governance Guidelines, the Corporate Governance and Nominations Committee is responsible for recommending nominees to the Board of Directors which are then approved by the full Board of Directors.
Our Code of Ethics does not address the nomination of directors which as noted above, is addressed by our Corporate Governance Guidelines. Mr. Vizcarrondo’s nomination is not inconsistent with, or in violation of, any of the provisions of our Code of Ethics.
•	revise the last sentence of the first paragraph to describe, not just identify, your policies and procedures for the review, approval or ratification of any transaction required to be reported, as required by Item 404 (b);
Management’s Response:
We will revise our disclosure to describe our guidelines for the review, approval or ratification of any transaction required to be reported under Item 404. We intend to revise the 2011 Proxy Statement to include a disclosure similar to the following:
“Our Audit Committee has adopted the Procedural Guidelines with Respect to Related Person Transactions (the “Related Party Transaction Guidelines”) in order to identify and evaluate potential conflicts of interest, independence factors and disclosure obligations arising out of financial transactions, arrangements and relationships between the Company and its related persons. The Corporation understands that it should enter into or ratify related person transactions only when the Board of Directors, acting through the Audit Committee, determines that the related person transaction in question is in or is not inconsistent with, the best interest of the Corporation and its stockholders.
For purposes of the Related Party Transaction Guidelines, related person transactions are those required to be disclosed pursuant to item 404 of Regulation S-K which in general terms is any transaction or series of similar transactions in which the Corporation was or is to be a participant, the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. A related person is defined as: (i) any director or executive officer of the Corporation or a nominee for director of the Corporation; (ii) any person who is known to the Corporation to be the beneficial owner of more than 5% of the Corporation’s voting securities; (iii) any immediate family member of the foregoing persons which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, of that person, and any person (other than a tenant or employee) sharing the household with any of the foregoing persons; or (iv) any firm, corporation or other entity, in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.
Each director, executive officer and nominee for director is responsible for providing the Corporation with the information it may request from time in order to indentify related person transactions. Under the Related Party Transaction Guidelines, the Corporation shall verify the information provided by each such director and officer no less frequently than annually. Each director and executive officer is expected to promptly notify the Corporation of any change. Also, at the time the Corporation becomes aware of a security holder’s status as a beneficial owner of more than 5% of any class of the Corporation’s voting securities, the Corporation is required to request information for such security holder to identify potential related party transactions.
When the Corporation or any of its subsidiaries intend to enter into a related person transaction, a Related Person Transaction Request Form is submitted to the Audit Committee for review. Such form contains, among other things, an explanation of the proposed transaction, benefits to the Corporation and an assessment of whether the proposed related person transaction is on terms that are comparable to the terms available to an unrelated of third party or to employees generally. In the event the Corporation becomes aware of a related person transaction that has not been approved following the Related Party Transaction Guidelines, the Audit Committee will consider all relevant facts and circumstances regarding the related person transaction and will evaluate all options available to the Corporation including ratification, revision or termination. The Audit Committee will also examine the facts and circumstances pertaining to the failure of reporting such related person transaction to the Committee, as required by the Related Party Transaction Guidelines and shall take any such action it deems appropriate.”
•	revise the first paragraph to disclose the approximate dollar value of the amount of the related person’s interest in the transaction, as required by Item 404(a)(4);
Management’s Response:
We understand that such disclosure is impractical due to the nature of the partners’ compensation structure. While each of Mr. Alvarez and Mr. Santos owned approximately 5.9% of the equity of the law firm, they have advised us that the partners’ compensation is not based on equity ownership but on a distribution of the net income of the partnership according to a pre-determined complex formula that takes into account various factors related to the each partner’s productivity and performance. We have been advised by Mr. Alvarez and Mr. Santos that there is no special or direct allocation or credit to them related to the Corporation’s business or the fees paid by the Corporation to the firm.
•	revise the first paragraph to disclose whether the rent paid by the law firm two of whose partners are immediate family members of your former Chief Legal Officer was at market rates;
Management’s Response:
We will revise our disclosure in future filings to clarify that the rent paid by Pietrantoni Méndez & Álvarez LLP is at market rates. The 2011 Proxy will be revised to include a disclosure similar to the following: “In addition, Pietrantoni Méndez & Álvarez LLP leases office space in the Corporation’s headquarters building, which is owned by the Bank, and engages the Bank as trustee of its retirement plan. During 2010, Pietrantoni Méndez & Álvarez LLP made lease payments to the Bank of approximately $____ and paid the Bank approximately $___ for its services as trustee. The rent and trustee fees paid by Pietrantoni Méndez & Álvarez LLP were at market rates.”
•	revise the fifth paragraph describing the related parties who are employees to disclose whether or not the hiring and compensation paid to the related parties was reviewed, approved or ratified by the Board consistent with the policies under Item 404(b); and
Management’s Response
We will revise our disclosure in future filings to clarify that the compensation paid to the related parties was approved and ratified by the Audit Committee under the Related Party Transactions Policy . There has not been any hirings of related parties subject to the disclosure requirements for at least the past five years. The 2011 Proxy will include a disclosure similar to the following:
“Certain directors and NEOs have immediate family members who are employed by subsidiaries of the Corporation. The compensation of these family members is established in accordance with the pertinent subsidiary’s employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Set forth below is information on those family members of directors and NEOs of the Corporation who are employed by the Corporation’s subsidiaries and received a total compensation in excess of $120,000 during 2010.
Two sons and a daughter-in-law of Francisco M. Rexach Jr., a director of the Corporation until January 26, 2010, are employed as Vice President of the Construction Loans Administration of the Bank, Project Coordinator of the Individual Lending Service Division of the Bank, and as Assistant Vice President of the Trust Division of the Bank, respectively, and received compensation during 2010 of an aggregate amount of approximately $____. The son of Manuel Morales Jr., a director of the Corporation, is employed as Senior Vice President of the System Development Division of EVERTEC, Inc. He received compensation in the amount of approximately $___ during 2010. A brother of José R. Vizcarrondo, a director of the Corporation, and nephew of Mr. Richard L. Carrión, is employed as Vice President in the Merchant Business Administration Division of the Bank and received compensation of approximately $____ during 2010. The disclosed amounts include payments of salary, bonus, incentives and the cash portion of the profit sharing plan. Other benefits and payments, such as the employer matching contribution under savings plans did not exceed $5,000. The compensation paid to these individuals was approved and ratified by the Audit Committee under the Related Party Transactions Policy.”
•	revise the last paragraph in which you report transactions with “directors and officers and with their associates” as follows:
o	include any transaction in which “any related person [as that term is defined in Instruction 1] had or will have a direct or indirect material interest,” as required by Item 404 (a)
Management’s Response:
The last paragraph of the Other Relationships, Transactions and Events section of the 2010 Proxy Statement refers to transactions involving indebtedness. Based on Instruction 4(c) to Item 404(a) the Corporation does not believe that the disclosure needs to be modified. Instruction 4(c) to Item 404(a) provides that if the lender is a bank and the loans are not disclosed as nonaccrual, past due, restructured or potential problems, disclosure under Item 404(a) may consist of a statement to the effect that the loans: (i) were made in the ordinary course of business; (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loan transactions with persons not related to the lender; and (iii) did not involve more than normal risks of collection or present other unfavorable features. The disclosure regarding related party indebtedness complies with the requirements of Instruction 4(c) to Item 404(a).
o	confirm to us that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c); and
Management’s Response:
As of the date of the 2010 proxy statement none of the loans made to officers or directors or related persons, were past due, restructured or on non-accrual status. However, during the third quarter of 2010, the Corporation reserved $16,680,000 out of or outstanding principal balance of $17,400,000 of loan facilities made to TP TWO, LLC, an entity controlled by José R. Vizcarrondo, a director of the Corporation and the nephew of the Corporation’s chairman and Chief Executive Officer and Mr. Julio Vizcarrondo, Jr. the brother-in-law of the Chairman and Chief Executive Officer of the Corporation. These loans are currently on non-accrual status. Disclosure regarding the reserves and non-accrual status of the loan facilities will be included in the 2011 proxy statement.
o	confirm to us that you have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2) requiring disclosure pursuant to Item 404(a).
Management’s Response:
Other than as indicated above in connection with the loan to TP TWO, LLC there are currently no other transactions that need to be disclosed under Item 404(a).
Compensation of Directors, page 12
22.	Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(e)(3) of Regulation S-K including but not limited to the following:
•	provide a narrative description of the processes and procedures for determining director compensation, as required by Item 407(e)(3);

•	identify each director who participates in the consideration of director compensation, as required by Item 407(e)(3);

•	disclose the role of the compensation committee;

•	disclose the role of executive officers, including your Chairman and CEO, in determining or recommending the amount or form of director compensation, as required by Item 407(e)(3)(ii); and

•	discuss in detail regarding the role of the compensation consultants retained, as required by Item 407(e)(3)(iii).
Management’s Response:
Our Corporate Governance Guidelines provide that the Board will conduct a review at least once every three years of the components and amount of director compensation in relation to other similarly situated companies. The guidelines further provide that a meaningful portion of a director’s compensation should be provided and held in equity-based compensation and that Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity. In 2004, the Board approved a compensation package for the non-employee directors of the Corporation based on recommendations from Watson Wyatt, outside consultants to the Board, hired at the time by the Corporate Governance and Nominations Committee. Such compensation was revised by the Corporate Governance and Nomination Committee in 2006. At the time, the Committee reviewed data detailing non-employee director information for certain peer banks according to a study of industry practices by Institutional Shareholders Services published February 2005 and titled “2003/2004 Director Compensation Changes at NASDAQ Companies”. The data reviewed also included average and median compensation for the S&P 1,500 related to the financial sector. Director compensation has not been revised since 2006.

The Board of Directors expects to conduct a review of director compensation prior to filing of the 2011 proxy statement. The Corporation is still determining whether it will be convenient to hire an outside compensation consultant to assist it in this analysis. We will include in our 2011 Proxy Statement a narrative description of the process followed to determine director compensation.
Standing Committees, page 14
23.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 407 as follows:
•	revise your disclosure regarding your audit committee on page 14, to provide the disclosure required by Item 407 (d)(1) and Instruction 2 regarding a committee charter,
Management’s Response:
Item 407(d)(1) requires that the Corporation specify in the proxy statement that the Audit Committee Charter has been posted on its website. This information has been included on page 13 of the 2010 proxy statement under the Corporate Governance heading and therefore we understand it does not need to be included in the audit committee disclosure on page 14.
•	revise your disclosure regarding your compensation committee on page 15 to provide the disclosure required by Item 407 (e)(2) and Instruction 2 regarding a committee charter;
Management’s Response:
Item 407(e)(2) requires that the Corporation specify in the proxy statement that the Compensation Committee Charter has been posted on its website. This information has been included on page 13 of the 2010 proxy statement under the Corporate Governance heading and therefore we understand it does not need to be included in the Compensation Committee disclosure on page 15.
•	revise your disclosure regarding your nominating committee on page 16 as follows:
o	provide the disclosure required by Item 407 (c)(2)(i) and Instruction 2 regarding a committee charter;
Management’s Response:
Item 407(c)(2)(i) requires that the Corporation specify in the proxy statement that the Corporate Governance and Nominating Committee Charter has been posted on its website. This information has been included on page 13 of the 2010 proxy statement under the Corporate Governance heading and therefore we understand it does not need to be included in the Corporate Governance and Nomination Committee disclosure on page 15.
•	describe any “specific qualities or skills” that the nominating committee believes a person must possess to be nominated, as required by Item 407(c)(2)(v);
Management’s Response:
The Corporate Governance and Nominating Committee Charter, does not include specific qualities or skills that a person must possess to be nominated as a director. The Board of Directors has determined that, in general, for a community based financial institution such as the Corporation it is more important to look for candidates with broad management experience than for persons with specific skill sets such as, for example, engineering. The charter provides that: “In nominating candidates, the Committee will take into consideration such factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with business and other organizations that the Committee deems relevant, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.” On page 15 of our proxy statement we include the criteria established in the Corporate Governance Guidelines for Board evaluation of candidates nominated by the Committee. The criteria listed in our proxy encompass the general criteria established in the Corporate Governance Committee Charter and we, therefore, understand revision of our disclosure is not necessary or appropriate.
•	describe the process the nominating committee employs to identify nominees and the process it employs to evaluate nominees for director as required by Item 407(c)(2)(vi);
Management’s Response:
On page 15 of our proxy statement we describe the nomination process. In future filings, the Corporation will modify its disclosure, however, to clarify that in general nominees are recommended by the Chairman of the Board or non-management directors.
•	with regard to the two nominees that are not standing for re-election state which category of person or entity recommended each nominee as required by Item 407(c)(2)(vii);
Management’s Response:
Messrs. Ballester and Unanue were recommended as nominees for directors by non-management directors.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,
/s/ Jorge A. Junquera
Jorge A. Junquera
Senior Executive Vice President and Chief Financial Officer

c:	Lindsay A. Bryan
John A. Spitz
Jonathan E. Gottlieb
Richard L. Carrión
Ileana González
Ignacio Alvarez

EXHIBIT A
Form of Business Section
ITEM 1. BUSINESS
General
     Popular is a diversified, publicly-owned bank holding company, registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and, accordingly, subject to supervision and regulation by the Board of Governors of the Federal Reserve System (“the Federal Reserve Board”). Popular was incorporated in 1984 under the laws of the Commonwealth of Puerto Rico and is the largest financial institution based in Puerto Rico, with consolidated assets of $___ billion, total deposits of $___ billion and stockholders’ equity of $___ billion at December 31, 2010. At December 31, 2010, we ranked ___ among bank holding companies based on total assets according to information gathered and disclosed by the Federal Reserve System.
     We operate in two principal markets:
     • Puerto Rico: We provide retail and commercial banking services through our principal banking subsidiary, Banco Popular de Puerto Rico (“BPPR”), as well as auto and equipment leasing and financing, mortgage loans, investment banking, broker-dealer and insurance services through specialized subsidiaries.
     • Mainland United States: We operate Banco Popular North America (“BPNA”), including its wholly-owned subsidiary E-LOAN, Inc. (“E-LOAN”). BPNA is a community bank providing a broad range of financial services and products to the communities it serves. BPNA operates branches in New York, California, Illinois, New Jersey and Florida. E-LOAN markets deposit accounts under its name for the benefit of BPNA.
     Our two reportable business segments for accounting purposes, BPPR and BPNA, correspond to the Puerto Rico and mainland United States businesses, respectively, described herein. Following the sale in the third quarter of 2010 of a 51% ownership interest in EVERTEC, Inc. (“EVERTEC”), our financial transaction processing and technology services business, we report our remaining 49% ownership interest in this business in our “Corporate” group, which also includes the holding company operations and certain other equity investments.
     The sections that follow provide a description of significant transactions that impacted or will impact the Corporation’s current and future operations.
Significant Transactions During 2010
     Capital Raise.
     At the beginning of 2010, it was apparent that the Federal Deposit Insurance Corporation (“FDIC”) was likely to take action against some Puerto Rico based commercial banks that were experiencing serious financial difficulties and were operating under cease and desist orders with the banking regulators, which actions could include placing the banks into an FDIC-administered receivership. Management decided that our participation in the consolidation of the Puerto Rico banking industry was in our best interest, both in order to protect our leading market position and to potentially benefit from acquiring assets and liabilities at an attractive price and with FDIC assistance to mitigate the risk of credit losses. In order to allow us to bid for and acquire a failed depository institution in Puerto Rico, the Federal Reserve Board and the FDIC imposed the condition on us to increase our Tier 1 capital by approximately $1.4 billion. As part of this capital plan agreed to with the FDIC and our primary regulators, during the second quarter of 2010, we completed a capital issuance of $1.15 billion through the sale and subsequent conversion of depositary shares representing interests in shares of contingent convertible perpetual non-cumulative preferred stock into common stock. This transaction resulted in the issuance of over 383 million additional shares of our common stock in May 2010 upon conversion. The net proceeds from the public offering amounted to $1.1 billion, after deducting the underwriting discount and offering expenses. This transaction strengthened the Corporation’s capital base to facilitate our participation in an FDIC-assisted transaction. We agreed with our regulators that, if we acquired a failed depository institution in an FDIC-assisted transaction, we would raise the additional capital through the sale of assets, if possible.
Westernbank FDIC-Assisted Transaction.
     On April 30, 2010, BPPR acquired certain assets and assumed certain deposits and liabilities of Westernbank Puerto Rico, a Puerto Rico state-chartered bank headquartered in Mayaguez, Puerto Rico (“Westernbank”) from the FDIC in an FDIC-assisted transaction (herein the “Westernbank FDIC-assisted transaction”). Westernbank was a wholly-owned commercial bank subsidiary of W Holding Company, Inc. and operated through a network of 44 branches located throughout Puerto Rico. On May 1, 2010, Westernbank’s branches reopened as branches of BPPR; however, the physical branch locations and leases were not immediately acquired by BPPR. BPPR had the option to acquire, at fair market value, any bank premises that were owned, or any leases relating to bank premises held, by Westernbank (including ATM locations). Due to bank synergies, out of the 44 Westernbank branches, BPPR will only retain 12 branches and will consolidate certain other branches with existing BPPR branches. The integration of Westernbank’s operations into BPPR was substantially completed by the end of the third quarter of 2010.
     Under the terms of the purchase and assumption agreement, excluding the effects of purchase accounting adjustments, BPPR acquired approximately $9.1 billion in assets, including approximately $8.7 billion in loans and other real estate owned (“OREO”), and assumed $2.4 billion of deposits of Westernbank. The deposits were acquired without a premium and the assets were acquired at a discount of 12.0% to the former Westernbank’s historic book value. The transaction increased our total assets and total deposits, excluding fair value adjustments, by 24% and 9%, respectively, as compared with balances at March 31, 2010. In connection with the transaction, BPPR issued a $5.8 billion five-year promissory note bearing interest at an annual rate of 2.50% (the “Purchase Money Note”) to the FDIC collateralized by certain loans and foreclosed real estate acquired by BPPR from the FDIC that are subject to loss sharing agreements. As part of the consideration for the transaction, we also issued an equity appreciation instrument in which the FDIC has the opportunity to obtain a cash payment from us for a period of one year from the date of the agreement. The equity appreciation instrument had a fair value of $52.5 million at April 30, 2010. In the Westernbank transaction, the FDIC retained the majority of the investment securities, outstanding borrowings and substantially all of the brokered certificates of deposit of Westernbank.
     Simultaneously with the acquisition, BPPR entered into loss sharing agreements with the FDIC, whereby the FDIC agreed to cover a substantial portion of any future losses on acquired loans and other real estate owned, as long as BPPR complies with the requirements stipulated in them. We refer to the acquired assets subject to the loss sharing agreement collectively as “covered assets.” Under the terms of such loss sharing agreements, the FDIC will absorb 80% of losses with respect to the covered assets of Westernbank. The term of the single-family residential mortgage loss sharing agreement is 10 years, and under this agreement the reimbursable losses, computed monthly, are offset by any recoveries with respect to such losses. The term of the commercial loans loss sharing agreement is 8 years, comprised of a 5-year shared-loss period followed by a 3-year recovery period. During the 5-year shared-loss period, the FDIC will reimburse BPPR for 80% of losses, net of recoveries during each quarter. During the 3-year recovery period, BPPR will be required to reimburse the FDIC for 80% of all new recoveries attributable to commercial loans for which reimbursement had been granted during the shared-loss period. Any amounts payable by the FDIC to BPPR pursuant to the loss sharing agreements will be applied to reduce the outstanding principal balance of the Purchase Money Note.
     As a result of the Westernbank FDIC-assisted transaction, our total assets as of April 30, 2010 increased by $8.4 billion, principally consisting of a loan portfolio with an estimated fair value of $4.3 billion ($8.6 billion unpaid principal balance prior to purchase accounting adjustments) and a $3.3 billion FDIC loss share indemnification asset. Liabilities with a fair value of approximately $8.4 billion were recognized at the acquisition date, including $2.4 billion of assumed deposits, the Purchase Money Note and the equity appreciation instrument. The indemnification asset represents the portion of estimated losses covered by the loss sharing agreements between BPPR and the FDIC. We recorded goodwill of $106 million as part of the transaction.
     Refer to the Westernbank FDIC-assisted transaction section in the Annual Report and Notes __, __ and __ to the consolidated financial statements for additional information on the Westernbank FDIC-assisted transaction, including the accounting for assets acquired and liabilities assumed as well as information on the breakdown and accounting of the acquired loan portfolio.
Sale of EVERTEC.
     Until September 30, 2010, we operated a financial transaction processing and technology services business through our wholly-owned subsidiary EVERTEC, which constituted a separate reportable segment. EVERTEC provided transaction processing services in Puerto Rico, Florida, Venezuela, the Dominican Republic, El Salvador and Costa Rica, as well as internally serviced many of our subsidiaries’ system infrastructures and transactional processing businesses. EVERTEC owns the ATH network connecting the automated teller machines (“ATMs”) of various financial institutions throughout Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands.
     We entered into a merger agreement, dated as of June 30, 2010, to sell a 51% interest in EVERTEC, including the merchant acquiring business of BPPR (the “EVERTEC transaction”), to funds managed by Apollo Management, L.P. (“Apollo”) in a leveraged buyout. In connection with the EVERTEC transaction, we and our subsidiaries completed an internal reorganization transferring certain intellectual property assets and interests in certain foreign subsidiaries to EVERTEC, including BPPR’s merchant acquiring business and TicketPop divisions. We retained EVERTEC’s operations in Venezuela and certain related contracts as an indirect wholly-owned subsidiary. We also retained equity interests in the processing businesses of Servicios Financieros, S.A. de C.V. (“Serfinsa”) and Consorcio de Tarjetas Dominicanas, S.A. (“CONTADO”). Under the terms of the merger agreement, we are required for a period of twelve months following the merger to continue to seek to sell our equity interests in such entities to EVERTEC, subject to complying with certain rights of first refusal in favor of the Serfinsa and CONTADO shareholders.
     On September 30, 2010, we completed the EVERTEC transaction. Following the consummation of the EVERTEC transaction, EVERTEC is now a wholly-owned subsidiary of Carib Holdings, Inc. a newly formed entity that is operated as a joint venture, with Apollo and us initially owning 51% and 49%, respectively, subject to pro rata dilution for certain issuances of capital stock to EVERTEC management. In connection with the leveraged buyout, EVERTEC issued financing in the form of unsecured senior notes and a syndicated loan (senior secured credit facility). We invested $35 million in senior unsecured notes issued by EVERTEC ($17.85 million, net of the intercompany elimination related to our 49% ownership interest), which bear interest at an annual fixed rate of 11% and mature in October 2018. Also, we provided financing to EVERTEC by acquiring $58.2 million of the syndicated loan ($29.7 million, net of intercompany eliminations).
     The EVERTEC transaction resulted in a net gain after taxes and transaction costs of approximately $531.0 million. The net cash proceeds received by us after transaction costs and taxes were approximately $528.6 million. The sale had a positive impact of approximately 2.19% on Tier 1 Common, 2.31% in Tier 1 Capital and Total Capital ratios, and of approximately 1.20% on Popular’s Tier 1 Leverage ratio. The gain recorded from the EVERTEC transaction, together with the $1.1 billion capital raise discussed above, resulted in approximately $1.6 billion in additional Tier 1 capital, meeting the capital requirement agreed to with our regulators in order for us to participate and consummate the Westernbank FDIC-assisted transaction.
     As part of the EVERTEC transaction, on September 30, 2010 we entered into certain ancillary agreements pursuant to which, among other things, EVERTEC will provide various processing and information technology services to us and our subsidiaries and gave BPPR access to the ATH network owned and operated by EVERTEC by providing various services, in each case for initial terms of fifteen years.
     Refer to the EVERTEC transaction section in the Annual Report and Note __ to the consolidated financial statements for additional information on the structure of the EVERTEC transaction.
Puerto Rico Business
     General.
     We offer in Puerto Rico a complete array of retail and commercial banking services through our principal bank subsidiary, BPPR. BPPR was organized in 1893 and is Puerto Rico’s largest bank with consolidated total assets of $___ billion, deposits of $___ billion and stockholder’s equity of $___ billion at December 31, 2010. BPPR accounted for ___% of our total consolidated assets at December 31, 2010. BPPR has the largest retail franchise in Puerto Rico, with ___ branches and over ___ automated teller machines. BPPR also operates seven branches in the U.S. Virgin Islands, one branch in the British Virgin Islands and one branch in New York. BPPR’s deposits are insured under the Deposit Insurance Fund (“DIF”) of the FDIC.
     BPPR has the following two principal subsidiaries: Popular Auto, Inc., a vehicle financing, leasing and daily rental company, and Popular Mortgage, Inc., a mortgage loan company with over ___ offices in Puerto Rico. In addition, BPPR has various subsidiaries holding specific assets acquired in satisfaction of loans for real estate development projects.
     Our Puerto Rico operations also provide financial advisory, investment and securities brokerage services for institutional and retail customers through Popular Securities, Inc., a wholly-owned subsidiary of Popular. Popular Securities, Inc. is a securities broker-dealer with operations in Puerto Rico. As of December 31, 2010, Popular Securities had $____ million in total assets and $____ billion in assets under management.
     We offer insurance and reinsurance services through Popular Insurance, Inc., a general insurance agency, and Popular Life RE, a reinsurance company, with total revenues of $___ million and $___ million, respectively, for the year ended December 31, 2010. We also own Popular Risk Services, Inc., an insurance broker, and Popular Insurance V.I., Inc., a insurance agency operating in the Virgin Islands.
     Lending Activities.
     In our Puerto Rico business, we concentrate our lending activities in the following areas:
(1)	Commercial. Commercial loans are comprised of (i) commercial and industrial (C&I) loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other projects, and (ii) commercial real estate (CRE) loans (excluding construction loans) for income producing real estate properties. C&I loans are underwritten individually and usually secured with the assets of the company and the personal guarantee of the business owners. The financing of owner-occupied facilities is considered a C&I loan even though there is improved real estate as collateral. This treatment is a function of the underwriting process, which focuses on cash flow from operations to repay debt. The sale of the real estate is not considered a primary source of repayment for the loan. CRE loans consist of loans for income producing real estate properties and real estate developers. We mitigate our risk on these loans by requiring collateral values that exceed the loan amount and underwriting the loan with cash flow sustainability that exceeds debt service requirements. Non owner occupied CRE loans are generally made to finance office and industrial buildings and retail shopping centers and are repaid through cash flows related to the operation, sale or refinancing of the property.

For all commercial loans, unsecured lending is an exception to our policy and limited to companies with very solid financial profiles. BPPR’s policy is to require personal guarantees for all commercial loans. Non-recourse commercial lending is also an exception to our policy.

Total commercial loans at BPPR were $___ billion as of December 31, 2010, and represented __% of our total credit exposure. For greater detail of the breakdown of our Commercial portfolio refer to the Table under the caption “Business Concentration”.

(2)	Construction. Construction loans are CRE loans to companies or developers used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Our construction loan portfolio primarily consists of retail, residential (land and condominiums), office and warehouse product types. These loans are generally underwritten and managed by a specialized real estate group that actively monitors the construction phase and manages the loan disbursements according to the predetermined construction schedule.

Total construction loans at BPPR were $___ million as of December 31, 2010, and represented __% of our total credit exposure. BPPR is currently originating a limited amount of new construction loans.

(3)	Lease Financings. Lease financings are primarily comprised of automobile loans/leases made through automotive dealerships and equipment lease financings.

Total lease financings at BPPR were $___ million as of December 31, 2010, and represented __% of our total credit exposure.

(4)	Mortgage. Mortgage loans includes residential mortgage loans to consumers for the purchase or refinancing of a residence and also includes residential construction loans made to individuals for the construction or refurbishment of their residence. The majority of these loans is financed over a 15- to 30- year term, and in most cases, the loans are extended to borrowers to finance their primary residence. In some cases, government agencies or private mortgage insurers guarantee the loan. Our general practice is to sell a significant majority of our fixed-rate originations in the secondary market.

Total mortgage loans at BPPR were $___ billion as of December 31, 2010, and represented __% of our total credit exposure.

(5)	Consumer. Consumer loans include personal loans, credit cards, home equity lines of credit (“HELOCs”) and other loans made by banks to individual borrowers. In this area, BPPR offers four unsecured products: personal loans, credit cards, personal credit lines and overdraft protection. All other consumer loans are secured. HELOCs includes both home equity loans and lines of credit secured by a first- or second- mortgage on the borrower’s residence, which allows customers to borrow against the equity in their homes. Real estate market values as of the time HELOCs are granted directly affect the amount of credit extended and, in addition, changes in these values impact the severity of losses in this type of loan.

Total consumer loans at BPPR were $___ billion as of December 31, 2010, and represented __% of our total credit exposure.
     Covered Loans.
     We refer to the loans acquired in the Westernbank FDIC-assisted transaction, except credit cards, as “covered loans” as BPPR will be reimbursed by the FDIC for a substantial portion of any future losses on such loans under the terms of the loss sharing agreements. Foreclosed other real estate properties are also covered under the loss sharing agreements. Pursuant to the terms of the loss sharing agreements, the FDIC’s obligation to reimburse BPPR for losses with respect to assets covered by such agreements (collectively, “covered assets”) begins with the first dollar of loss incurred. On a combined basis, the FDIC will reimburse BPPR for 80% of all qualifying losses with respect to the covered assets during the covered period. BPPR will reimburse the FDIC for 80% of qualifying recoveries with respect to losses for which the FDIC reimbursed BPPR. The loss sharing agreement applicable to single-family residential mortgage loans provides for FDIC loss sharing and BPPR reimbursement to the FDIC to last for ten years, and the loss sharing agreement applicable to commercial and other assets provides for FDIC loss sharing and BPPR reimbursement to the FDIC to last for five years, with additional recovery sharing for three years thereafter.
     Because of the loss protection provided by the FDIC, the risks of the covered loans are significantly different from other loans in our portfolio, thus we have determined to segregate them our financial statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Covered loans are reported in loans exclusive of the estimated FDIC loss share indemnification asset. Covered loans are, and will continue to be, reviewed for collectability, based on the expectations of cash flows on these loans. If there is a decrease in expected cash flows on the covered loans accounted for under ASC Subtopic 310-30 (consisting of all covered loans except for revolving lines of credit) due to an increase in estimated credit losses compared to the estimate made at the April 30, 2010 acquisition date, we will record a charge to the provision for loan losses and an allowance for loan losses will be established. If there is an increase in inherent losses on the covered loans accounted for under ASC Subtopic 310-20 (consisting of revolving lines of credit), an allowance for loan losses will also be established to record the loans at their net realizable value. In both cases, a related credit to income and an increase in the FDIC loss share indemnification asset will be recognized at the same time, measured based on the loss share percentages described above.
     At December 31, 2010, covered loans totaled $___ billion, or ___% of assets.
Mainland United States Business
General.
     Popular North America, Inc. (“PNA”) functions as a holding company for our operations in the mainland United States. PNA, a wholly-owned subsidiary of Popular International Bank, Inc. (“PIB”) and an indirect wholly-owned subsidiary of Popular, was organized in 1991 under the laws of the State of Delaware and is a registered bank holding company under the BHC Act. As of December 31, 2010, PNA had two direct subsidiaries which were wholly-owned:
     • BPNA, a full service commercial bank incorporated in the state of New York; and
     • Equity One, Inc. (“Equity One”).
     The banking operations of BPNA in the United States mainland are based in five states. The following table contains information of BPNA’s operations:

		Aggregate Assets	Total Deposits
State	Branches	($ in billions)	($ in billions)
New York
California
Florida
Illinois
New Jersey
     In addition, BPNA has a mortgage operation in Houston, Texas, principally servicing a non-conventional mortgage portfolio of approximately $___ billion at December 31, 2010. This loan portfolio is in run-off since we discontinued new originations in this business line in 2008.
     In addition, BPNA owns all of the outstanding stock of E-LOAN, Popular Equipment Finance, Inc., and Popular Insurance Agency USA, Inc. E-LOAN’s business consists solely of providing an online platform to raise deposits for BPNA. At December 31, 2010, E-LOAN’s total assets amounted to $___ million. Popular Equipment Finance, Inc. sold a substantial portion of its lease financing portfolio during the quarter ended March 31, 2009 and also ceased originations as part of the BPNA restructuring plan implemented in late 2008. As a result of these initiatives, the total assets of Popular Equipment Finance, Inc. were reduced to $___ million at December 31, 2010. Popular Insurance Agency USA, Inc. acts as an insurance agent or broker for issuing insurance across the BPNA branch network. Revenues of Popular Insurance Agency USA, Inc. for the year ended December 31, 2010 totaled $___ million.
     Equity One was a former consumer finance company. During the third quarter of 2008, Popular discontinued the operations of Equity One. As of December 31, 2010, Equity One’s remaining assets amounted to $___ million.
     PIB operates as an “international banking entity” under the International Banking Center Regulatory Act of Puerto Rico (the “IBC Act”). PIB is a registered bank holding company under the BHC Act and is principally engaged in providing managerial services to its subsidiaries.

     Lending Activities.
     In our U.S. mainland business, we concentrate our lending activities in the following areas:
(1)	Commercial. Commercial loans are comprised of (i) commercial and industrial (C&I) loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other projects, and (ii) commercial real estate (CRE) loans (excluding construction loans) for income producing real estate properties. C&I loans are underwritten individually and usually secured with the assets of the company and the personal guarantee of the business owners. The financing of owner-occupied facilities is considered a C&I loan even though there is improved real estate as collateral. This treatment is a function of the underwriting process, which focuses on cash flow from operations to repay debt. The sale of the real estate is not considered a primary source of repayment for the loan. CRE loans consist of loans for income producing real estate properties and real estate developers. We mitigate our risk on these loan by requiring collateral values that exceed the loan amount and underwriting the loan with cash flow sustainability that exceeds debt service requirements. CRE loans are generally made to finance office and industrial buildings and retail shopping centers and are repaid through cash flows related to the operation, sale or refinancing of the property.

For all commercial loans, unsecured lending is an exception to our policy and limited to companies with very solid financial profiles. BPNA’s policy is to require personal guarantees for all commercial loans. Non-recourse commercial lending is also an exception to our policy.

Total commercial loans at BPNA were $___ billion as of December 31, 2010, and represented __% of our total credit exposure.

(2)	Construction. Construction loans are CRE loans to companies or developers used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Our construction loan portfolio primarily consists of retail, residential (land and condominiums), office and warehouse product types. These loans are generally underwritten and managed by a specialized real estate group that actively monitors the construction phase and manages the loan disbursements according to the predetermined construction schedule.

Total construction loans at BPNA were $___ million as of December 31, 2010, and represented __% of our total credit exposure. BPNA is not currently originating new construction loans.

(3)	Lease Financings. Lease financings are primarily comprised of equipment lease financing. We exited this business in the U.S. mainland. The majority of the lease equipment financing portfolio was sold during the first quarter of 2009.

Total lease financings at BPNA were $___ billion as of December 31, 2010, and represented __% of our total credit exposure.

(4)	Mortgage. Mortgage loans includes residential mortgage loans to consumers for the purchase or refinancing of a residence and also includes residential construction loans made to individuals for the construction or refurbishment of their residence. The majority of these loans is financed over a 15- to 30- year term, and in most cases, the loans are extended to borrowers to finance their primary residence. In some cases, government agencies or private mortgage insurers guarantee the loan. Our general practice is to sell a significant majority of our fixed-rate originations in the secondary market.

In response to current economic conditions, we exited the non-conventional mortgage market in the U.S. mainland.

Total mortgage loans at BPNA were $___ million as of December 31, 2010, and represented __% of our total credit exposure.

(5)	Consumer. Consumer loans include personal loans, credit cards, auto loans, HELOCs and other loans made by banks to individual borrowers. In this area, BPNA offers four unsecured products: personal loans, credit cards, personal credit lines and overdraft protection. All other consumer loans are secured.

As a result of our restructuring of the E-LOAN operations, described below, consumer loans continue to decrease as the remaining closed-end second mortgages and home HELOCs originated through the E-LOAN platform continue to amortize, in addition to a reduction in the loan origination activity since E-LOAN no longer operates as a direct lender. Further contributing to the decrease in the consumer loan portfolio was the sale of the E-LOAN auto portfolio during the latter part of the second quarter of 2008.

Total consumer loans at BPNA were $___ billion as of December 31, 2010, and represented __% of our total credit exposure.
Credit Administration and Credit Policies
     Interest in our loan portfolios is our principal source of revenue. Whenever we make loans, we expose ourselves to credit risk. At December 31, 2010, our credit exposure was centered in our $___ billion total loan portfolio, which represented ___% of our earning assets. Credit risk is controlled and monitored through active asset quality management, including the use of lending standards, thorough review of potential borrowers and active asset quality administration.
     Business activities that expose us to credit risk are managed within the Board’s established limits that consider factors such as maintaining a prudent balance of risk-taking across diversified risk types and business units, compliance with regulatory guidance, controlling the exposure to lower credit quality assets, and limiting growth in, and overall exposure to, any product or risk segment where we do not have sufficient experience and a proven ability to predict credit losses.
     Our Credit Strategy Committee (“CRESCO”) is management’s top policy-making body with respect to credit-related matters and credit strategies. CRESCO reviews the activities of each subsidiary, in the detail that it may deem appropriate, to ensure a proactive and coordinated management of credit granting, credit exposures and credit procedures. CRESCO’s principal functions include reviewing the adequacy of the allowance for loan losses and periodically approving appropriate provisions, monitoring compliance with charge-off policy, establishing portfolio diversification, yield and quality standards, establishing credit exposure reporting standards, monitoring asset quality, and approving credit policies and amendments thereto for the subsidiaries and/or business lines, including special lending approval authorities when and if appropriate. The analysis of the allowance adequacy is presented to the Risk Management Committee of the Board of Directors for review, consideration and ratification on a quarterly basis.
     We also have a Corporate Credit Risk Management Division (“CCRMD”). The CCRMD is a centralized unit, independent of the lending function. The CCRMD’s functions include identifying, measuring and controlling credit risk independently from the business units, evaluating the credit risk rating system and reviewing the adequacy of the allowance for loan losses in accordance with Generally Accepted Accounting Principles (“GAAP”) and regulatory standards. The CCRMD also ensures that the subsidiaries comply with the credit policies and applicable regulations, and monitors credit underwriting standards. Also, the CCRMD performs ongoing monitoring of the portfolio, including potential areas of concern for specific borrowers and/ or geographic regions.
     We have a Credit Process Review Group within the CCRMD, which performs annual comprehensive credit process reviews of several commercial, construction, consumer and mortgage lending groups in BPPR. This group evaluates the credit risk profile of each originating unit along with each unit’s credit administration effectiveness, including the assessment of the risk rating representative of the current credit quality of commercial and construction loans and the evaluation of collateral documentation. The monitoring performed by this group contributes to assess compliance with credit policies and underwriting standards, determine the current level of credit risk, evaluate the effectiveness of the credit management process and identify control deficiencies that may arise in the credit-granting process. Based on its findings, the Credit Process Review Group recommends corrective actions, if necessary, that help in maintaining a sound credit process. In the U.S. mainland, the Credit Process Review Group evaluates the consumer and mortgage lending groups. CCRMD has contracted an outside loan review firm to perform the credit process reviews for the portfolios of commercial and construction loans in the U.S. mainland operations. The CCRMD participates in defining the review plan with the outside loan review firm and actively participates in the discussions of the results of the loan reviews with the business units. The CCRMD may periodically review the work performed by the outside loan review firm. The CCRMD reports the results of the credit process reviews to the Risk Management Committee of our Board of Directors.
     We maintain comprehensive credit policies for all lines of business in order to mitigate credit risk. Our credit policies are ratified by our Board of Directors and set forth, among other things, underwriting standards and procedures for monitoring and evaluating loan portfolio quality. Our credit policies also require prompt identification and quantification of asset quality deterioration or potential loss in order to ensure the adequacy of the allowance for loan losses. Included in these policies, primarily determined by the amount, type of loan and risk characteristics of the credit facility, are various approval levels and lending limit constraints, ranging from the branch or department level to those that are more centralized.
     Our credit policies establish strict documentation requirements for each loan and related collateral type, when applicable, during the underwriting, closing and monitoring phases. During the initial loan underwriting process, the credit policies require, at a minimum, historical financial statements or tax returns of the borrower and any guarantor, an analysis of financial information contained in a credit approval package, a risk rating determination in the case of commercial and construction loans, reports from credit agencies and appraisals for real estate-related loans. We currently do not make “no doc” or “stated income” loans where there is no income or asset verification by the lender. The credit policies also set forth the required closing documentation depending on the loan and the collateral type.
     Although we originate most of our loans internally in both the Puerto Rico and mainland United States markets, we occasionally purchase or participate in loans originated by other financial institutions. When we purchase or participate in loans originated by others, we conduct the same underwriting analysis of the borrowers and apply the same criteria as we do for loans originated by us. This also includes a review of the applicable legal documentation. For the year ended December 31, 2010, our internal loan origination accounted for ___% and ___%, respectively, of our total loan origination for Puerto Rico and the United States mainland.
     Set forth below are the general parameters under which we analyze our major loan categories.
     Commercial and Construction: Commercial and construction loans are underwritten using a comprehensive analysis of the borrower’s operations, including the borrower’s business model, management, financial statements, pro-forma financial condition including financial projections, use of funds, debt service capacity, leverage and the financial strength of any guarantor. Most of our commercial and construction loans are secured by real estate and other collateral. A review of the quality and value of collateral, including independent third-party appraisals of machinery and equipment and commercial real estate, as appropriate, is also conducted. Physical inspection of the collateral and audits of receivables is conducted when appropriate. Our credit policies provide maximum loan-to-value ratios that limit the size of a loan to a maximum percentage of the value of the real estate collateral securing the loan. The loan-to-value percentage varies by the type of collateral. Our loan-to-value limitations are, in certain cases, determined by other risk factors such as the financial strength of the borrower or guarantor, the equity provided to the project and the viability of the project itself. Most CRE loans are originated with full recourse or limited recourse to all principals and owners. Non-recourse lending is an exception and only done to borrowers with very solid financial capacity.
     As of December 31, 2010, $_____ million, or ___%, of our total commercial and construction loans in Puerto Rico were secured, with the remaining $____ million, or ___%, being unsecured loans. In the United States mainland, $_____ million, or ___%, of our total commercial and construction loans were secured, with the remaining $____ million, or ___%, being unsecured loans.
     Consumer, Mortgage and Lease Financings: Our consumer, mortgage and lease financings are originated consistent with the underwriting approach described above, but also include an assessment of each borrower’s personal financial condition, including verification of income, assets and FICO score. Credit reports are obtained and reconciled with the financial statements provided to us. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we generally define subprime loans as loans to borrowers with FICO scores below 660, but we also include in subprime loans certain portfolios, such as the U.S. non-conventional mortgage loan portfolio, due to other characteristics regardless of FICO scores. In Puerto Rico, as of December 31, 2010, our total subprime portfolio consisted of $___ million consumer loans (or ___% of our consumer loan portfolio) and $___ million mortgage loans (or ___% of our mortgage loans portfolio). As part of the restructuring of the U.S. operations, we discontinued originations of subprime loans in our U.S. mainland operations. As of December 31, 2010, our mainland United States subprime loan portfolio consisted of $___ million consumer loans (or ___% of our consumer loan portfolio) and $___ million mortgage loans (or ___% of our mortgage loans portfolio).
     There were no interest-only loans in our consumer loans portfolio and $____ million of interest-only loans in our mortgage loan portfolio, all of which were at BPPR. Also, we did not have any adjustable rate mortgage loans in our Puerto Rico portfolio. In Puerto Rico, we offer a special step loan mortgage product to purchasers of units within construction projects financed by BPPR. This product provides for 100% financing at a 2.99% interest rate for the first five years of the term of the loan and 5.88% for the remaining term. This product also has more flexible underwriting standards, including terms up to 40 years, lower FICO scores and higher debt to income ratios. As of December 31, 2010, the Corporation had $_____ million of these step loans.
     As of December 31, 2010, $_____ million, or ___%, of our total consumer loans in Puerto Rico were secured, with the remaining $____ million, or ___%, being unsecured loans. In the United States mainland, $_____ million, or ___%, of our total consumer loans were secured, with the remaining $____ million, or ___%, being unsecured loans. Mortgage loans and lease financings are all secured.
     Loan extensions, renewals and restructurings
     Loans with satisfactory credit profiles can be are extended, renewed or restructured. Many commercial loan facilities are structured as lines of credit, which are mainly one year in term and therefore are required to be renewed annually. Other facilities may be restructured or extended from time to time based upon changes in the borrower’s business needs, use of funds, timing of completion of projects and other factors. If the borrower is not deemed to have financial difficulties, extensions, renewals and restructurings are done in the normal course of business and not considered concessions, and the loans continue to be recorded as performing.
     We evaluate various factors in order to determine if a borrower is experiencing financial difficulties. Indicators that the borrower is experiencing financial difficulties include, for example: (i) the borrower is currently in default on any of its debt; (ii) the borrower has declared or is in the process of declaring bankruptcy; (iii) there is significant doubt as to whether the borrower will continue to be a going concern; (iv) currently, the borrower has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange; and (v) based on estimates and projections that only encompass the current business capabilities, the borrower forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and absent the current modification, the borrower cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.
     Loans to borrowers with financial difficulties can be modified as a loss mitigation alternative. New terms and conditions of these loans are individually evaluated to determine a feasible loan restructuring. In many consumer and mortgage loans, a trial period is established where the borrower has to comply with three consecutive monthly payments under the new terms before implementing the new structure. Loans that are restructured, renewed or extended due to financial difficulties and the terms reflect concessions that would not otherwise be granted are considered as Troubled Debt Restructurings (“TDRs”). These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. These concessions stem from an agreement between the creditor and the debtor or are imposed by law or a court.
     Loans classified as TDRs are reported in non-accrual status if the loan was in non-accruing status at the time of the modification. The TDR loan should continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after classified as TDR). Loans classified as TDRs are excluded from TDR status if performance under the restructured terms exists for a reasonable period (at least twelve months of sustained performance after classified) and the loan yields a market rate.
     For a summary of our policy for placing loans on non-accrual status, refer to “Critical Accounting Policies / Estimates” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Annual Report. Credit risk management and credit quality are further discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Annual Report under “Credit Risk Management and Loan Quality,” “Non-Performing Assets” and “Allowance for Loan Losses.”
Business Concentration
     Since our business activities are currently concentrated primarily in Puerto Rico, our results of operations and financial condition are dependent upon the general trends of the Puerto Rico economy and, in particular, the residential and commercial real estate markets. The concentration of our operations in Puerto Rico exposes us to greater risk than other banking companies with a wider geographic base. Our asset and revenue composition by geographical area is presented in “Financial Information About Geographic Areas” below and in Note __ to the consolidated financial statements included in the Annual Report.
     Our loan portfolio is diversified by loan category. However, approximately ___% of our non-covered loan portfolio at December 31, 2010 consisted of real estate-related loans, including residential mortgage loans, construction loans and commercial loans secured by commercial real estate. The table below presents the distribution of our non-covered loan portfolio by loan category at December 31, 2010.

Loan category	BPPR	%	BPNA	%	Other	%	Popular, Inc	%
C&I
CRE
Construction
Leases
Consumer
Mortgage

Total

     Except for our exposure to the Puerto Rico Government sector, no individual or single group of related accounts is considered material in relation to our total assets or deposits, or in relation to our overall business. As of December 31, 2010, we had approximately $___ billion of credit facilities granted to or guaranteed by the Puerto Rico Government, its municipalities and public corporations, of which $___ million were uncommitted lines of credit. Of the total credit facilities granted, $___ billion was outstanding as of December 31, 2010. Furthermore, as of December 31, 2010, we had $___ million in obligations issued or guaranteed by the Puerto Rico Government, its municipalities and public corporations as part of our investment securities portfolio.
     For further discussion of our loan portfolio and geographical concentration, see “Statement of Condition Analysis—Loan Portfolio” and “Credit Risk Management and Loan Quality—Geographical and Government Risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Annual Report.
Evolution of Business During Financial Crisis
     Federal Assistance.
     During 2008, we were affected by the broad economic slowdown in the United States and the acceleration of the economic recession in Puerto Rico, our principal market, where the economy had entered into recession in the second quarter of 2006. Weaknesses in the real estate sector, a reduction of business activity in general and rising unemployment levels were leading to higher delinquencies, charge-offs and allowance for loan losses that adversely impacted our earnings. The economic downturn, coupled with an unprecedented crisis in the financial sector, in particular by lack of market confidence in well-known financial institutions, severely hindered the ability of financial institutions to raise financing and led to significant market instability and system-wide stress. These conditions led the U.S. Federal government to establish the Capital Purchase Program under the Troubled Asset Relief Program (“TARP”).
     Based on our deteriorating financial condition and unprecedented market instability, we considered it prudent to participate in the TARP Capital Purchase Program in order to strengthen our capital and liquidity position. In December 2008, we received $935 million from the U.S. Department of the Treasury (“U.S. Treasury”) as part of the TARP Capital Purchase Program in exchange for senior perpetual preferred stock and a warrant to purchase 20,932,836 shares of our common stock at an exercise price of $6.70 per share. The shares of preferred stock qualified as Tier 1 regulatory capital and paid cumulative dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The warrant was immediately exercisable, subject to certain restrictions, and has a 10-year term. The exercise price and number of shares subject to the warrant are both subject to anti-dilution adjustments. The U.S. Treasury may not exercise voting power with respect to shares of common stock issued upon exercise of the warrant. Our participation in the TARP Capital Purchase Program made us subject to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (“EESA”).
     The TARP Capital Purchase Program gave us the opportunity to raise capital quickly and improve our liquidity position, at low cost, with limited shareholder dilution, at a time when the unprecedented market instability made it difficult, if not impossible, for us to raise capital. We have used proceeds from the TARP, together with other available moneys, to make capital contributions and loans to our banking subsidiaries to ensure they remain well-capitalized and strengthen their ability to continue creditworthy lending in our home markets.
     Exchange Offer.
     During the first quarter of 2009, in light of the continued stressful financial conditions and the severely constrained ability of bank holding companies to raise additional capital in the markets, the U.S. Treasury, as part of the U.S. Government’s Financial Stability Plan, announced preliminary details of its Capital Assistance Program, or the “CAP.” To implement the CAP, the Federal Reserve Board, the Federal Reserve Banks, the FDIC and the Office of the Comptroller of the Currency commenced a review, referred to as the Supervisory Capital Assessment Program (the “SCAP”), of the capital of the 19 largest U.S. banking institutions. We were not included in the group of 19 banking institutions reviewed under the SCAP. On May 7, 2009, Federal banking regulators announced the results of the SCAP and determined that 10 of the 19 banking institutions were required to raise additional capital and to submit a capital plan to their Federal banking regulators by June 8, 2009 for their review.
     Even though we were not one of the banking institutions included in the SCAP, we closely assessed the announced SCAP results, particularly noting that (1) the SCAP credit loss assumptions applied to regional banking institutions included in the SCAP were based on a more adverse economic and credit scenario and (2) Federal banking regulators were focused on the composition of regulatory capital. Specifically, the regulators indicated that voting common equity should be the dominant element of Tier 1 capital and established a 4% Tier 1 common/risk-weighted assets ratio as a threshold for determining capital needs. Although the SCAP results were not applicable to us, they expressed general regulatory expectations.
     While we had been well capitalized based on a ratio of Tier 1 capital to risk-weighted assets, we believed that an improvement in the composition of our regulatory capital, including Tier 1 common equity, would better position us in a more adverse economic and credit scenario. As a result, in August 2009 we completed an exchange offer in order to increase our common equity capital to accommodate the more adverse economic and credit scenarios assumed under the SCAP as applied to regional banking institutions. With the exchange offer we issued 357.5 million new shares of common stock and increased our Tier 1 common equity by $1.4 billion. For more information about the exchange please refer to “____________________” in the Annual Report.

     In connection with the public exchange offer, we agreed with the U.S. Treasury to exchange the $935 million senior preferred stock issued to them pursuant to the TARP Capital Purchase Program for $935 million of newly issued perpetual trust preferred securities, with the same distribution rate as that of the preferred stock. On August 24, 2009, we completed this exchange with the U.S. Treasury. The trust preferred securities have a distribution rate of 5% until December 5, 2013 and 9% thereafter. The warrant initially issued to the U.S Treasury in connection with the issuance of the preferred stock in December 2008 remained outstanding without amendment and currently represents ___% of the Corporation’s common stock outstanding.
     Restructuring in the Mainland United States.
     In addition to our participation in the TARP Capital Purchase Program and the completion of the exchange offer, during 2008 and 2009, we carried out a series of actions designed to improve our U.S. operations, address credit quality, contain controllable costs, maintain well-capitalized ratios and improve capital and liquidity positions.
     During 2008, we carried out various restructurings plans for our operations in the U.S. mainland. The principal objectives of these plans were to discontinue the operations of Popular Financial Holdings, Inc. (“PFH”), the former holding company of Equity One, and to establish a leaner, more efficient U.S. business model at BPNA and E-LOAN, suited to present economic conditions, improving profitability in the short-term, increasing liquidity, lowering credit costs, and over time achieving a greater integration with corporate functions in Puerto Rico. As part of this plan, in November 2008 we completed the sale of approximately $1.2 billion in loan and servicing assets of PFH for a gross purchase price of approximately $730 million in cash. The sale resulted in a reduction of approximately $900M in loans and mortgage servicing assets, providing Popular with more than $700 million in additional liquidity and significantly reducing Popular’s U.S. subprime assets. The proceeds from the PFH asset sales were used for repayment of debt.
     We also established a restructuring plan for BPNA, consisting of a number of initiatives grouped into three work streams: (1) branch network actions, (2) balance sheet initiatives, and (3) general expense reductions. As part of the branch network actions, BPNA reduced its number of branches to 99 from 139. These branches were selected based on the fact that they ranked lowest within BPNA’s network in both current profitability and potential for growth. Branch actions were distributed across all regions, including California, New Jersey/New York, Florida, Illinois and Texas. The balance sheet initiatives aimed to significantly downsize or exit asset-generating businesses that are not relationship-based and/or whose profitability was severely impacted by the credit and economic conditions. As part of this initiative, BPNA exited certain businesses including, among the principal ones, those related to the origination of non-conventional mortgages, equipment lease financing and construction financing. The Corporation holds the existing related businesses portfolio in a run-off mode. Also, as part of the BPNA restructuring plan, we downsized the following businesses: business banking, SBA lending, and consumer/mortgage lending. The general expense reduction initiative was targeted to capture cost savings in the support functions directly related with the reductions in the branch network and lending businesses, as well as to identify additional opportunities to cut discretionary expenses, such as professional fees, traveling and other expenses. The BPNA restructuring plan contemplated greater integration with corporate functions in Puerto Rico. The restructuring of the U.S. operations has resulted in a reduction of headcount from approximately ____ FTEs as of December 31, 2008 to ____ as December 31, 2010.
     In addition, we established a restructuring plan for E-LOAN. This plan involved E-LOAN ceasing to operate as a direct lender, an event that occurred in late 2008. E-LOAN continues to market deposit accounts under its name for the benefit of BPNA and offer loan customers the option of being referred to a trusted consumer lending partner. As part of the E-LOAN restructuring plan, all operational and support functions were transferred to BPNA, eliminating E-LOAN’s workforce.
     Most of these plans were successfully completed at the end of 2009.

     Restructuring in Puerto Rico.
          During 2009 and 2010, we have also carried out a series of actions to improve our Puerto Rico operations, credit quality and profitability. During 2009, we implemented cost-cutting measures such as the reduction in salaries of executive officers, hiring and pension plan freezes, and the suspension of matching contributions to retirement plans. The total number of full-time equivalent employees has gone from ______ as of December 31, 2008, to _____ as of December 31, 2009 and ____ as of December 31, 2010, an aggregate reduction of ___% (excluding the ___ full-time equivalent employees of Westernbank we had hired as of December 31, 2010).
Competition
          The financial services industry in which we operate is highly competitive. In Puerto Rico, our primary market, the banking business is highly competitive with respect to originating loans, acquiring deposits and providing other banking services. Most of our direct competition for our products and services comes from commercial banks. The Puerto Rico market is dominated by locally based commercial banks with assets between $___ million and $___ billion, such as ourselves, and a few large U.S. and foreign banks. On April 30, 2010, the FDIC closed three commercial banks and entered into loss-share purchase and assumption agreements with three other commercial banks with operations in Puerto Rico, including us with respect to the Westernbank FDIC-assisted transaction, providing for the acquisition of most of the assets and liabilities of the closed banks, including the assumption of all of the non-brokered deposits. This development could result in some of our competitors gaining greater resources, such as a broader range of products and services. As of December 31, 2010, there were _______ commercial banks operating in Puerto Rico.
          We also compete with specialized players in the local financial industry that are not subject to the same regulatory restrictions as domestic banks and bank holding companies. Those competitors include brokerage houses, mortgage companies, insurance companies, credit unions (locally known as cooperativas), credit card companies, consumer finance companies, institutional lenders and other financial and non-financial institutions and entities. Credit unions generally provide basic consumer financial services. Some of these companies are significantly larger than us and have lower cost structures and many have fewer regulatory constraints.
          In the United States, our competition is primarily from community banks operating in our footprint together with the national banking institutions. These include institutions with much more resources than we have that can exert substantial competitive pressure.
          In both Puerto Rico and the United States, the primary factors in competing for business include pricing, convenience of office locations and other delivery methods, range of products offered, and the level of service delivered. We must compete effectively along all these parameters to be successful. We may experience pricing pressure as some of our competitors seek to increase market share by reducing prices. Competition is particularly acute in the market for deposits, where pricing is very aggressive. Increased competition could require that we increase the rates offered on deposits or lower the rates charged on loans, which could adversely affect our profitability.
          Economic factors, along with legislative and technological changes, will have an ongoing impact on the competitive environment within the financial services industry. We work to anticipate and adapt to dynamic competitive conditions whether it may be developing and marketing innovative products and services, adopting or developing new technologies that differentiate our products and services, cross-marketing, or providing personalized banking services. We strive to distinguish ourselves from other community banks and financial services providers in our marketplace by providing a high level of service to enhance customer loyalty and to attract and retain business. However, we can provide no assurance as to the effectiveness of these efforts on our future business or results of operations, as to our continued ability to anticipate and adapt to changing conditions, and as to sufficiently improving our services and/or banking products in order to successfully compete in our primary service areas.

Employees
          At December 31, 2010, we employed ____ full-time equivalent employees. None of our employees is represented by a collective bargaining group.
Financial Information About Segments
          Our corporate structure consists of two reportable segments — BPPR and BPNA. These reportable segments pertain only to our continuing operations. A “Corporate” group has been defined to support the reportable segments. As a result of the EVERTEC transaction, the operations of EVERTEC, which were considered a reportable segment, as well as the merchant acquiring business and TicketPop divisions that were part of the BPPR reportable segment, were reclassified under the Corporate Group. We retrospectively adjusted the information for all prior periods to conform to the 2010 presentation.
          Management determined the reportable segments based on the internal reporting used to evaluate performance and to assess where to allocate resources. The segments were determined based on the organizational structure, which focuses primarily on the markets the segments serve, as well as on the products and services offered by the segments.
          For further information about our segments, see “Reportable Segment Results” on page __ of the Annual Report and Note __ to the consolidated financial statements included in the Annual Report.
Financial Information About Geographic Areas
          Our revenue composition by geographical area is presented in Note __ to the consolidated financial statements included in the Annual Report.
          The following table presents our long-lived assets by geographical area, other than financial instruments, long-term customer relationships, mortgage and other servicing rights and deferred tax assets. Long-lived assets located in foreign countries represent the investments under the equity method in the Dominican Republic and El Salvador and other long-lived assets located in Venezuela (for 2008 and 2009 also includes other long-lived assets located in Costa Rica and the Dominican Republic).

Long-lived assets	2010	2009	2008(1)
Puerto Rico
Premises and equipment		$510,942,979	$536,537,661
Goodwill		198,198,643	197,482,201
Other intangible assets		21,625,346	27,200,260
Investments under the equity method		20,880,882	20,637,865

		$751,647,850	$781,857,987

United States
Premises and equipment		$67,256,684	$77,480,869
Goodwill		402,076,816	404,236,423
Other intangible assets		18,985,694	22,626,573
Investments under the equity method		16,965,759	17,372,488

		$505,284,953	$521,716,353

Foreign Countries
Premises and equipment		$6,654,245	$6,788,371
Goodwill		4,073,110	4,073,107
Other intangible assets		179,924	220,301
Investments under the equity method		61,925,135	54,401,304

		$72,832,414	$65,483,083

(1)	Does not include long-lived assets of the discontinued operations as of December 31, 2008.
Regulation and Supervision
     Described below are the material elements of selected laws and regulations applicable to Popular, PIB, PNA and their respective subsidiaries. The descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described.
     On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act implements a variety of far-reaching changes and has been called the most sweeping reform of the financial services industry since the 1930s. A few provisions of the Dodd-Frank Act are effective immediately, with various provisions becoming effective in stages. Many of the provisions require governmental agencies to implement rules within 18 months of the enactment of the Dodd-Frank Act. These rules will increase regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices. These rules will, for example, restrict the ability of financial institutions to charge certain banking and other fees, allow interest to be paid on demand deposits, impose new restrictions on lending practices and require depository institution holding companies to maintain capital levels at not less than the levels required for insured depository institutions. We cannot predict the substance or impact of pending or future legislation or regulation. Compliance with such legislation or regulation may, among other effects, significantly increase our costs, limit our product offerings and/or operating flexibility, require significant adjustments in our internal business processes, and/or require us to maintain our regulatory capital at levels above historical practices.
General
     Popular, PIB and PNA are bank holding companies subject to consolidated supervision and regulation by the Federal Reserve Board under the BHC Act. Under the BHC Act, the activities of bank holding companies and their non-banking subsidiaries were limited to the business of banking and activities closely related to banking, and no bank holding company could directly or indirectly acquire ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company in the United States, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies generally have been prohibited under the BHC Act from engaging in non-banking activities, unless they were found by the Federal Reserve Board to be closely related to banking. Popular, PIB and PNA have elected to be treated as financial holding companies under the BHC Act. Bank holding companies that qualify as “financial holding companies” may engage in a broader range of non-banking activities, subject to certain conditions. BPPR and BPNA are subject to supervision and examination by applicable federal and state banking agencies including, in the case of BPPR, the Federal Reserve Board and the Office of the Commissioner of Financial Institutions of Puerto Rico (the “Office of the Commissioner”), and in the case of BPNA, the Federal Reserve Board and the New York State Banking Department.
     Title I of the Dodd-Frank Act imposes heightened prudential requirements on “systemically significant institutions,” currently defined to include, among others, all bank holding companies with at least $50 billion in total consolidated assets. The heightened prudential standards include more stringent risk-based capital, leverage, liquidity and risk-management requirements than those applied to other bank holding companies. In addition, covered bank holding companies must prepare and file resolution plans (so-called “living wills”) and credit exposure reports and limit their aggregate credit exposures (broadly defined) to any unaffiliated company to 25 percent of the capital stock and surplus. The Federal Reserve Board and the Financial Stability Oversight Council (created under Title I) will also have the discretion to require these companies to limit their short-term debt, to issue contingent capital instruments and to provide enhanced public disclosure.
     Pursuant to Section 163 of the Dodd-Frank Act, bank holding companies with total consolidated assets greater than $50 billion (regardless whether such bank holding companies have elected to be treated as financial holding companies) must provide prior written notice to the Federal Reserve Board before acquiring certain financial companies with assets in excess of $10 billion that are engaged in financial activities. In addition, effective on the date of transfer of Office of Thrift Supervision’s responsibility for the supervision and regulation of federal savings associations to the Office of the Comptroller of the Currency (the “Transfer Date”), Section 604 of the Dodd-Frank Act adds a new application requirement before a financial holding company (regardless of its size) may acquire a nonbank company with $10 billion or more in total consolidated assets.
     As of December 31, 2010, Popular had total consolidated assets of approximately $___ billion.
Prompt Corrective Action
     The Federal Deposit Insurance Act (the “FDIA”) requires, among other things, the federal banking agencies to take prompt corrective action in respect of insured depository institutions that do not meet minimum capital requirements. The FDIA establishes five capital tiers: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, and “critically undercapitalized”. The relevant capital measures are the total risk-based capital ratio, the Tier 1 risk-based capital ratio and the leverage ratio.
     Rules adopted by the federal banking agencies provide that an insured depository institution will be deemed to be (1) well capitalized if it maintains a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level; (2) adequately capitalized, if it is not well capitalized, but maintains a leverage ratio of at least 4% (or at least 3% if given the highest regulatory rating in its most recent report of examination and not experiencing or anticipating significant growth), a Tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%; (3) undercapitalized if it fails to meet the standards for adequately capitalized institutions (unless it is deemed significantly or critically undercapitalized); (4) significantly undercapitalized if it has a leverage ratio of less than 3%, a Tier 1 risk-based capital ratio of less than 3% or a total risk-based capital ratio of less than 6%; and (5) critically undercapitalized if it has tangible equity equal to 2% or less of total assets.
     The FDIA generally prohibits an insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company, if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.
     The capital-based prompt corrective action provisions of the FDIA apply to the FDIC -insured depository institutions such as BPPR and BPNA, but they are not directly applicable to holding companies such as Popular, PIB and PNA, which control such institutions. However, the Federal Reserve Board has indicated that, in regulating bank holding companies, it may take appropriate action at the holding company level based on its assessment of the effectiveness of supervisory actions imposed upon subsidiary insured depository institutions pursuant to such provisions and regulations.
     Section 202(g) of the Dodd-Frank Act requires the Comptroller General to conduct a study of the implementation of the prompt corrective action provisions by the federal banking agencies and make recommendations to make them a more effective tool. The Comptroller General must submit a report to the Financial Stability Oversight Council on the results of the study before July 21, 2011. Within six months after receiving such report, the Financial Stability Oversight Council must report to the Congressional Banking Committees on actions taken in response to the report, including any recommendations made to the federal banking agencies.
Transactions with Affiliates
     BPPR and BPNA are subject to restrictions under Section 23A of the Federal Reserve Act that limit the amount of extensions of credit and certain other “covered transactions” (as defined in Section 23A) between BPPR or BPNA, on the one hand, and Popular, PIB, PNA or any of our other non-banking subsidiaries, on the other, and that impose collateralization requirements on such credit extensions. A bank may not engage in any covered transaction if the aggregate amount of the bank’s covered transactions with that affiliate would exceed 10% of the bank’s capital stock and surplus or the aggregate amount of the bank’s covered transactions with all affiliates would exceed 20% of the bank’s capital stock and surplus. In addition, Section 23B of the Federal Reserve Act requires that any transaction between BPPR or BPNA, on the one hand, and Popular, PIB, PNA or any of our other non-banking subsidiaries, on the other, be carried out on an arm’s length basis.
Source of Financial Strength
     Under the Federal Reserve Board’s Regulation Y, a bank holding company such as Popular, PIB or PNA is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In addition, any capital loans by a bank holding company to any of its subsidiary depository institutions are subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary depository institution. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal banking agency to maintain the capital of a subsidiary depository institution will be assumed by the bankruptcy trustee and entitled to a priority of payment. BPPR and BPNA are currently the only insured depository institution subsidiaries of Popular, PIB and PNA.
     Section 616 of the Dodd-Frank Act obligates the Federal Reserve Board to require bank holding companies to serve as a source of financial strength for any subsidiary depository institution. The term “source of financial strength” is defined as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress at such subsidiaries. Within one year of the enactment of the Dodd-Frank Act, the appropriate federal banking agencies must jointly adopt implementing regulations. The source-of-strength amendments in Section 616 take effect on the Transfer Date. Prior to the Dodd-Frank Act, there was no explicit authority in the BHC Act for the source of strength provision in the Federal Reserve Board’s Regulation Y.
Dividend Restrictions
     The principal sources of funding for the holding companies have included dividends received from their banking and non-banking subsidiaries, asset sales and proceeds from the issuance of medium-term notes, junior subordinated debentures and equity. Various statutory provisions limit the amount of dividends an insured depository institution may pay to its holding company without regulatory approval. A member bank must obtain the approval of the Federal Reserve Board for any dividend, if the total of all dividends declared by the member bank during the calendar year would exceed the total of its net income (as reportable in its Report of Condition and Income) for that year, combined with its retained net income (as defined by regulation) for the preceding two years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. In addition, a member bank may not declare or pay a dividend in an amount greater than its undivided profits as reported in its Report of Condition and Income, unless the member bank has received the approval of the Federal Reserve Board. A member bank also may not permit any portion of its permanent capital to be withdrawn unless the withdrawal has been approved by the Federal Reserve Board. At December 31, 2010, BPNA could not declare any dividends without the approval of the Federal Reserve Board.
     It is Federal Reserve Board policy that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders over the past year and only if the prospective rate of earnings retention appears consistent with the organization’s current and expected future capital needs, asset quality and overall financial condition. Moreover, under Federal Reserve Board policy, bank holding companies should not maintain dividend levels that place undue pressure on the capital of depository institution subsidiaries or that may undermine the bank holding company’s ability to be a source of strength to its banking subsidiaries. In the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios that are at the 100% or higher level unless both asset quality and capital are very strong. Popular is also subject to dividend restrictions because of our participation in the TARP Capital Purchase Program. For further information please refer to Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities”.
     Under the American Jobs Creation Act of 2004, subject to compliance with certain conditions, distributions of U.S. sourced dividends to a corporation organized under the laws of the Commonwealth of Puerto Rico are subject to a withholding tax of 10% instead of the 30% applied to other foreign corporations.
     See “Puerto Rico Regulation-General” below for a description of certain restrictions on BPPR’s ability to pay dividends under Puerto Rico law.
FDIC Insurance
     BPPR and BPNA are subject to FDIC deposit insurance assessments. The Federal Deposit Insurance Reform Act of 2005 (the “Reform Act”) created a single Deposit Insurance Fund (“DIF”), increased the maximum amount of FDIC insurance coverage for certain retirement accounts, and provided for possible “inflation adjustments” in the maximum amount of coverage available with respect to other insured accounts. Under the Reform Act, the FDIC made significant changes to its risk-based assessment system so that effective January 1, 2007 the FDIC imposed insurance premiums based upon a matrix that is designed to more closely tie what banks pay for deposit insurance to the risks they pose.
     The Emergency Economic Stabilization Act of 2008 (“EESA”) temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Section 335 of the Dodd-Frank Act makes permanent the $250,000 standard maximum limit for federal deposit insurance and provides unlimited federal deposit insurance protection for non-interest bearing transaction accounts that are payable on demand at insured depository institutions from December 31, 2010, until January 1, 2013.
     Section 334 of the Dodd-Frank Act eliminates the ceiling on the size of the DIF (1.5 percent of estimated insured deposits prior to the enactment of the Dodd-Frank Act). Section 334 also raises the statutorily required floor for the Deposit Insurance Fund from 1.15 percent of estimated insured deposits to 1.35 percent of estimated insured deposits, or a comparable percentage of the revised assessment base required by the Dodd-Frank Act, which is based on average total assets less average tangible equity. Section 334 requires the FDIC to take the steps necessary for the Deposit Insurance Fund to meet this revised reserve ratio by September 30, 2020.
     On October 19, 2010, the FDIC adopted a new Federal Deposit Insurance Corporation Restoration Plan (the “Restoration Plan”) for the DIF to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by Section 334 of the Dodd-Frank Act. Under the Restoration Plan, the FDIC will forego the uniform three-basis point increase in initial assessment rates scheduled to take place on January 1, 2011 and maintain the current schedule of assessment rates for all depository institutions. The FDIC intends to pursue further rulemaking in 2011 regarding the method that will be used to assess insured depository institutions with total consolidated assets of $10 billion or more to offset the effect of the statutory requirement that the reserve ratio reach 1.35% by September 30, 2020, rather than 1.15% by the end of 2016.
     As required by Section 332 of the Dodd-Frank Act, concurrently with the adoption of the Restoration Plan, the FDIC also issued a notice of proposed rulemaking that would (i) set the designated DIF reserve ratio at 2% as a long-term, minimum goal, (ii) adopt a lower assessment rate schedule when the DIF reserve ratio reaches 1.15% so that the average rate over time should be about 8.5 basis points and (iii) in lieu of dividends, adopt lower rate schedules when the DIF reserve ratio reaches 2% and 2.5% so that average rates will decline about 25% and 50%, respectively.
     Section 331 of the Dodd-Frank Act requires that the FDIC amend its regulations regarding the assessment for federal deposit insurance to base such assessments on the average total consolidated assets of insured depository institutions during the assessment period, less the average tangible equity of the institution during the assessment period. Currently, only deposits payable in the United States are included in determining the premium paid by an institution. Before the expiration of the comment period on the aforementioned notice of proposed rulemaking, the FDIC plans to adopt and publish a notice of proposed rulemaking to define the assessment base. The FDIC anticipates that the notice will also include proposed changes to the risk-based pricing system necessitated by the change in assessment base.
     The Deposit Insurance Funds Act of 1996 separated the Financing Corporation (“FICO”) assessment to service the interest on its bond obligations from the DIF assessment. The amount assessed on individual institutions by the FICO is in addition to the amount paid for deposit insurance according to the FDIC’s risk-related assessment rate schedules. The FICO assessment rate for the fourth quarter of 2010 was 1.04 cents per $100 of deposits.
     As of December 31, 2010, we had a DIF deposit assessment base of approximately $___ billion.
Brokered Deposits
     FDIA governs the receipt of brokered deposits. Section 29 of FDIA and the regulations adopted thereunder restrict the use of brokered deposits and the rate of interest payable on deposits for institutions that are less than well capitalized. There are no such restrictions on a bank that is well capitalized. Popular does not believe the brokered deposits regulation has had or will have a material effect on the funding or liquidity of BPPR and BPNA.
Capital Adequacy
     Under the Federal Reserve Board’s risk-based capital guidelines for bank holding companies and member banks, the minimum ratio of qualifying total capital (“Total Capital”) to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies and member banks. These guidelines provide for a minimum ratio of Tier 1 Capital to total assets, less goodwill and certain other intangible assets (the “leverage ratio”) of 3% for bank holding companies and member banks that have the highest regulatory rating or have implemented the Federal Reserve Board’s market risk capital measure. All other bank holding companies and member banks are required to maintain a minimum leverage ratio of 4%. See Consolidated Financial Statements, Note 25 “Regulatory Capital Requirements” on pages [•] and [•] for the capital ratios of Popular, BPPR and BPNA. Failure to meet capital guidelines could subject Popular and our depository institution subsidiaries to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and to certain restrictions on our business. See “- Prompt Corrective Action”.
     Section 171 of the Dodd-Frank Act (the “Collins Amendment”), which became effective on July 22, 2010, will have a significant impact on current capital requirements for bank holding companies, because it requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that apply on a consolidated basis for insured depository institutions and their holding companies. In effect, the Collins Amendment applies to bank holding companies the same leverage and risk-based capital requirements that will apply to insured depository institutions. Because the capital requirements must be the same for insured depository institutions and their holding companies, the Collins Amendment will exclude trust preferred securities from Tier 1 capital, subject to phase-out from Tier 1 qualification for trust preferred securities issued before May 19, 2010, with the phase-out commencing on January 1, 2013 and to be implemented “incrementally” over a three-year period commencing on that date. Prior to the Collins Amendment, trust preferred securities (in addition to, among others, common equity, retained earnings, minority interests in equity accounts of consolidated subsidiaries) can be included in Tier 1 capital for bank holding companies, provided that not more than 25% of qualifying Tier 1 capital may consist of non-cumulative perpetual preferred stock, trust preferred securities or other “so-called” restricted core capital elements.
Banking organizations are expected to maintain at least 50 percent of their Tier 1 Capital as common equity. In addition, effective October 17, 2008, the Federal Reserve Board approved an interim rule to allow the inclusion of the senior perpetual preferred stock issued to the U.S. Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, without limit, as Tier 1 Capital. “Tier 2 Capital” consists of, among other things, a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserves.
     In 2004, the Basel Committee on Banking Supervision (the “Basel Committee”) published a new set of risk-based capital standards (“Basel II”) in order to update the original international capital standards that had been put in place in 1988 (“Basel I”). A definitive final rule for implementing the advanced approaches of Basel II in the United States, which applies only to certain large or internationally active or “core” banking organizations (defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more) became effective on April 1, 2008. Other U.S. banking organizations may elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but are not required to.
     On September 12, 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions (“Basel III”). Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital and total capital ratios, as well as a “capital conservation buffer.” The Tier 1 common equity and Tier 1 capital ratio requirements will be phased-in incrementally between January 1, 2013 and January 1, 2015; the deductions from common equity made in calculating Tier 1 common equity will be phased-in incrementally over a four-year period commencing on January 1, 2014; and the capital conservation buffer will be phased-in incrementally between January 1, 2016 and January 1, 2019. The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of common equity or other fully loss-absorbing capital “will be implemented according to national circumstances” as an “extension” of the conservation buffer. The final package of Basel III reforms will be considered in November 2010 by the leaders of the Group of 20, and then will be subject to individual adoption by member nations, including the United States.
     In December 2009, the Basel Committee issued two consultative documents proposing reforms to, among others, liquidity regulation. The September 2010 release did not address the Basel Committee’s two liquidity measures initially proposed in December 2009 and amended in July 2010, the “liquidity coverage ratio” and the “net stable funding ratio,” other than to state that the liquidity coverage ratio will be introduced on January 1, 2015 and the net stable funding ratio will be significantly revised and moved to a minimum standard by January 1, 2018.
     The ultimate impact of the new capital and liquidity standards on us cannot be determined at this time and will depend on a number of factors, including the treatment and implementation by the U.S. banking regulators. However, a requirement that Popular and our depository institution subsidiaries maintain more capital, with common equity as a more predominant component, or manage the configuration of their assets and liabilities in order to comply with formulaic liquidity requirements, could significantly impact our financial condition, operations, capital position and ability to pursue business opportunities.
Interstate Branching
Section 613 of the Dodd-Frank Act amended the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”) to authorize national banks and state banks to branch interstate through de novo branches. This section became effective on July 22, 2010. Prior to the enactment of the Dodd-Frank Act, the Interstate Banking Act provided that states may make an “opt-in” election to permit interstate branching through de novo branches. A majority of states did not opt-in. Section 613 of the Dodd-Frank Act eliminated such required

“opt-in” election. For purposes of the Interstate Banking Act, BPPR is treated as a state bank and is subject to the same restrictions on interstate branching as other state banks.
The Gramm-Leach-Bliley Act
The Gramm-Leach-Bliley Act allows bank holding companies whose subsidiary depository institutions meet management, capital and Community Reinvestment Act standards to engage in a substantially broader range of nonbanking financial activities than is permissible for bank holding companies that fail to meet those standards, including securities underwriting and dealing, insurance underwriting and making merchant banking investments in nonfinancial companies. In order for a bank holding company to engage in the broader range of activities that are permitted by the Gramm-Leach-Bliley Act (i) all of its depository institution subsidiaries must be well capitalized (as described above), and well managed and (ii) it must file a declaration with the Federal Reserve Board that it elects to be a “financial holding company.” In addition, Section 606 of the Dodd-Frank Act requires that a bank holding company that is a financial holding company and therefore may engage in the expanded financial activities authorized by the Gramm-Leach-Bliley Act be and remain well-capitalized and well managed. Popular, PIB and PNA have elected to be treated as financial holding companies. A depository institution is deemed to be “well managed” if at its most recent inspection, examination or subsequent review by the appropriate federal banking agency (or the appropriate state banking agency), the depository institution received at least a “satisfactory” composite rating and at least a “satisfactory” rating for management. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company that is not a financial holding company, the company fails to continue to meet any of the capital or managerial requirements for financial holding company status, the company must enter into an agreement with the Federal Reserve Board to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve Board may order the company to divest its subsidiary banks or the company may discontinue, or divest investments in companies engaged in, activities permissible only for a bank holding company that has elected to be treated as a financial holding company.
Anti-Money Laundering Initiative and the USA PATRIOT Act
     A major focus of governmental policy relating to financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA PATRIOT Act”) strengthened the ability of the U.S. government to help prevent, detect and prosecute international money laundering and the financing of terrorism. Title III of the USA PATRIOT Act imposed significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra-territorial jurisdiction of the United States. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution.
Community Reinvestment Act
     The Community Reinvestment Act requires banks to help serve the credit needs of their communities, including credit to low and moderate-income individuals and geographies. Should Popular or our bank subsidiaries fail to serve adequately the community, potential penalties may include regulatory denials of applications to expand branches, relocate, add subsidiaries and affiliates, expand into new financial activities and merge with or purchase other financial institutions.
Interchange Fees Regulation
     Section 1075(a) of the Dodd-Frank Act added a new Section 920 of the Electronic Fund Transfer Act, which gives the Federal Reserve Board the authority to establish rules regarding interchange fees charged by payment card issuers for electronic debit transactions, and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer, with specific allowances for the costs of fraud prevention.
Consumer Financial Protection Act of 2010
     Title X of the Dodd-Frank Act, also known as the “Consumer Financial Protection Act of 2010” or “CFPA,” creates a new consumer financial services regulator, the Bureau of Consumer Financial Protection (the

“Bureau”), that will assume most of the consumer financial services regulatory responsibilities currently exercised by federal banking regulators and other agencies. The Bureau’s primary functions include the supervision of “covered persons” (broadly defined to include any person offering or providing a consumer financial product or service and any affiliated service provider ) for compliance with federal consumer financial laws. The Bureau will also have the broad power to prescribe rules applicable to a covered person or service provider identifying as unlawful, unfair, deceptive, or abusive acts or practices in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service.
Office of Foreign Assets Control Regulation
     The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.
Puerto Rico Regulation
     As a commercial bank organized under the laws of Puerto Rico, BPPR is subject to supervision, examination and regulation by the Office of the Commissioner, pursuant to the Puerto Rico Banking Act of 1933, as amended (the “Banking Law”).
     Section 27 of the Banking Law requires that at least ten percent (10%) of the yearly net income of BPPR be credited annually to a reserve fund. This apportionment must be done every year until the reserve fund is equal to the total of paid-in capital on common and preferred stock. During 2010, BPPR transferred $___ million to the reserve fund in order to comply with this requirement.
     Section 27 of the Banking Law also provides that when the expenditures of a bank are greater than its receipts, the excess of the former over the latter must be charged against the undistributed profits of the bank, and the balance, if any, must be charged against the reserve fund. If the reserve fund is not sufficient to cover such balance in whole or in part, the outstanding amount must be charged against the capital account and no dividend may be declared until capital has been restored to its original amount and the reserve fund to 20% of the original capital.
     Section 16 of the Banking Law requires every bank to maintain a legal reserve that, except as otherwise provided by the Office of the Commissioner, may not be less than 20% of its demand liabilities, excluding government deposits (federal, state and municipal) which are secured by collateral. If a bank is authorized to establish one or more bank branches in a state of the United States or in a foreign country, where such branches are subject to the reserve requirements of that state or country, the Office of the Commissioner may exempt said branch or branches from the reserve requirements of Section 16. Pursuant to an order of the Federal Reserve Board dated November 24, 1982, BPPR has been exempted from the reserve requirements of the Federal Reserve System with respect to deposits payable in Puerto Rico. Accordingly, BPPR is subject to the reserve requirements prescribed by the Banking Law.
     Section 17 of the Banking Law permits a bank to make loans to any one person, firm, partnership or corporation, up to an aggregate amount of fifteen percent (15%) of the paid-in capital and reserve fund of the bank. As of December 31, 2010, the legal lending limit for the Bank under this provision was approximately $___ million. In the case of loans which are secured by collateral worth at least 25% more than the amount of the loan, the maximum aggregate amount is increased to one third of the paid-in capital of the bank, plus its reserve fund. If the institution is well capitalized and had been rated 1 in the last examination performed by the Office of the Commissioner or any regulatory agency, its legal lending limit shall also include 15% of 50% of its undivided profits and for loans secured by collateral worth at least 25% more than the amount of the loan, the capital of the bank shall also include

33 1/3% of 50% of its undivided profits. Institutions rated 2 in their last regulatory examination may include this additional component in their legal lending limit only with the previous authorization of the Office of the Commissioner. There are no restrictions under Section 17 on the amount of loans that are wholly secured by bonds, securities and other evidence of indebtedness of the Government of the United States or Puerto Rico, or by current debt bonds, not in default, of municipalities or instrumentalities of Puerto Rico.
     Section 14 of the Banking Law authorizes a bank to conduct certain financial and related activities directly or through subsidiaries, including finance leasing of personal property and originating and servicing mortgage loans. BPPR engages in these activities through its wholly-owned subsidiaries, Popular Auto, Inc. and Popular Mortgage, Inc., respectively. Both companies are organized and operate in Puerto Rico.
Available Information
     We maintain an Internet website at www.popular.com. Via the “Investor Relations” link at our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, as soon as reasonably practicable after such forms are electronically filed with, or furnished to, the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of our filings on the SEC site.
     We have adopted a written code of ethics that applies to all directors, officers and employees of Popular, including our principal executive officer and senior financial officers, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. Our Code of Ethics is available on our corporate website, www.popular.com in the section entitled “Corporate Governance.” In the event that we make changes in, or provide waivers from, the provisions of this Code of Ethics that the SEC requires us to disclose, we intend to disclose these events on our corporate website in such section. In the Corporate Governance section of our corporate website, we have also posted the charters for our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as well as our Corporate Governance Guidelines. In addition, information concerning purchases and sales of our equity securities by our executive officers and directors is posted on our website.
     All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.

EXHIBIT B
ITEM 1A. RISK FACTORS
Popular, like other financial companies, faces a number of risks inherent to our business, financial condition, liquidity, results of operations and capital position. These risks could cause our actual results to differ materially from our historical results or the results contemplated by the forward-looking statements contained in this report.
The risks described in this report are not the only risks facing us. Additional risks and uncertainties not currently known by us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations.
RISKS RELATING TO THE BUSINESS ENVIRONMENT AND OUR INDUSTRY
Weakness in the economy and in the real estate market in the geographic footprint of Popular has adversely impacted and may continue to adversely impact Popular.
A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico (the “Island”) and the Island’s economy continues to deteriorate. In addition, approximately __% of our total loan portfolio is secured by real estate.
Since 2006, the Puerto Rico economy has been experiencing recessionary conditions. Based on information published by the Puerto Rico Planning Board, the Puerto Rico real gross national product decreased 3.7% during the fiscal year ended June 30, 2009.
The Commonwealth of Puerto Rico government is currently addressing a fiscal deficit which in its initial stages was estimated at approximately $3.2 billion or over 30% of its annual budget. It is implementing a multi-year budget plan for reducing the deficit, as its access to the municipal bond market and its credit ratings depend, in part, on achieving a balanced budget. Some of the measures implemented by the government include reducing expenses, including public-sector employment through employee layoffs. Since the government is an important source of employment on the Island, these measures could have the effect of intensifying the current recessionary cycle. The Puerto Rico Labor Department reported an unemployment rate of 16% for August 2010. The economy of Puerto Rico is very sensitive to the price of oil in the global market. The Island does not have significant mass transit available to the public and most of its electricity is powered by oil, making it highly sensitive to fluctuations in oil prices. A substantial increase in its price could impact adversely the economy of Puerto Rico by reducing disposable income and increasing the operating costs of most businesses and government. Consumer spending is particularly sensitive to wide fluctuations in oil prices.
This decline in the Island’s economy has resulted in, among other things, a downturn in our loan originations; an increase in the level of our non-performing assets, loan loss provisions and charge-offs, particularly in our construction and commercial loan portfolios; an increase in the rate of foreclosure loss on mortgage loans; and a reduction in the value of our loans and loan servicing portfolio, all of which have adversely affected our profitability. If the decline in economic activity continues, there could be further adverse effects on our profitability.
Further deterioration of the value of real estate collateral securing our construction, commercial and mortgage loan portfolios may result in increased credit losses. As of December 31, 2010, approximately __% , ___% and ___% of our total loan portfolio constituted of construction, commercial and mortgage loans respectively.
The current state of the economy and uncertainty in the private and public sectors has had an adverse effect on the credit quality of our loan portfolios. The persistent economic slowdown is expected to cause those adverse effects to continue, as delinquency rates may increase in the short-term, until sustainable growth resumes. Also, a potential reduction in consumer spending may also impact growth in our other interest and non-interest revenues.

Further deterioration in collateral values of properties securing our construction, commercial and mortgage loan portfolios may result in increased credit losses and continue to harm our results of operations.
Further deterioration of the value of real estate collateral securing our construction, commercial and mortgage loan portfolios may result in increased credit losses. As of December 31, 2010, approximately,             ,              and              of our loan portfolio not covered under the FDIC loss share agreements, consisted of construction, commercial and mortgage loans, respectively.
Substantially our entire loan portfolio is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the U.S. Virgin Islands, the British Virgin Islands or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of and conditions within each specific real estate market. Recent economic reports related to the real estate market in Puerto Rico indicate that certain pockets of the real estate market are subject to reductions in value related to general economic conditions. In certain mainland markets like southern Florida, Illinois and California, we have been seeing the negative impact associated with low absorption rates and property value adjustments due to overbuilding. We measure the impairment based on the fair value of the collateral, if collateral dependent, which is derived from estimated collateral values, principally obtained from appraisal reports that take into consideration prices in observed transactions involving similar assets in similar locations, size and supply and demand. An appraisal report is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, given the current slowdown in the real estate market in Puerto Rico, the properties securing these loans may be difficult to dispose of, if foreclosed.
Construction and commercial loans, mostly secured by commercial and residential real estate properties entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, may have less collateral coverage, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. As of December 31, 2010, commercial and construction loans secured by commercial and residential real estate properties, excluding loans covered under FDIC loss share agreements, amounted to $          billion or      % of the total loan portfolio, excluding covered loans.
During the year ended December 31, 2010, net charge-offs specifically related to values of properties securing our construction, commercial and mortgage loan portfolios totaled $         million, $         million and $          million respectively. Continued deterioration on the fair value of real estate properties for collateral dependent impaired loans would require increases in the Corporation’s provision for loan losses and allowance for loan losses. Any such increase would have an adverse effect on our future financial condition and results of operations. For more information on the credit quality of our construction, commercial and mortgage portfolio see the Credit Risk Management and Loan Quality section of the Management’s Discussion and Analysis included in this Form 10-K.
Difficult market conditions have adversely affected the financial industry and our results of operations and financial condition.
Market instability and lack of investor confidence have led many lenders and institutional investors to reduce or cease providing funding to borrowers, including other financial institutions. This has led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity in general. The resulting economic pressures on consumers and uncertainty about the financial markets have adversely affected our industry and our business, results of operations and financial condition. We do not expect a material improvement in the financial environment in the near future. A worsening of these difficult conditions would exacerbate the economic challenges facing us and others in the financial industry. In particular, we face the following risks in connection with these events:
•	We expect to face increased regulation of our industry, including as a result of the EESA. Compliance with these regulations may increase our costs and limit our ability to pursue business opportunities.

•	Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behavior.

•	The processes we use to estimate losses inherent in our credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The reliability of these processes might be compromised if these variables are no longer capable of accurate estimation.

•	Competition in our industry could intensify as a result of increasing consolidation of financial services companies in connection with current market conditions.

•	The FDIC increased the assessments that we have to pay on our insured deposits during 2009 because market developments have led to a substantial increase in bank failures and an increase in FDIC loss reserves, which in turn has led to a depletion of the FDIC insurance fund reserves. We may be required to pay in the future significantly higher FDIC assessments on our deposits if market conditions do not improve or continue to deteriorate.

•	We may suffer higher credit losses because of federal or state legislation or other regulatory action that either (i) reduces the amount that our borrowers are required to pay us, or (ii) limits our ability to foreclose on properties or collateral or makes foreclosures less economically viable.
Financial services legislative and regulatory reforms may have a significant impact on our business and results of operations and on our credit ratings.
Popular is subject to extensive regulation, supervision and examination by federal and Puerto Rico banking authorities. Any change in applicable federal or Puerto Rico laws or regulations could have a substantial impact on our operations. Additional laws and regulations may be enacted or adopted in the future that could significantly affect Popular’s powers, authority and operations, which could have a material adverse effect on Popular’s financial condition and results of operations. Further, regulators in the performance of their supervisory and enforcement duties, have significant discretion and power to prevent or remedy unsafe and unsound practices or violations of laws by banks and bank holding companies. The exercise of this regulatory discretion and power would have a negative impact on Popular.
Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. Government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis. Several funding and capital programs by the Federal Reserve Board and the U.S. Treasury were launched in 2008 and 2009, with the objective of enhancing financial institutions’ ability to raise liquidity. It is expected that these programs may have the effect of increasing the degree or nature of regulatory supervision to which we are subjected. These and other potential regulation and scrutiny mayor proposed legislative and regulatory changes could significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and, limit our ability to pursue business opportunities in an efficient manner or otherwise adversely affect our results of operations or earnings.
We face increased regulation and regulatory scrutiny as a result of our participation in the TARP. Unless we have redeemed all of the trust preferred securities issued to the U.S. Treasury or the U.S. Treasury has transferred all of its trust preferred securities to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase the dividend rate per share of common stock above $0.08 per share or to repurchase or redeem equity securities, including our common stock, subject to certain limited exceptions. Popular has also granted registration rights and offering facilitation rights to the U.S. Treasury pursuant to which we have agreed to lock-up periods during which it would be unable to issue equity securities. Our participation in TARP also imposes limitations on the payments we may make to our senior leaders. For more details on the implications of TARP please refer to the risks factors titled as follow: Our business could suffer if we are unable to attract, retain and motivate skilled senior leaders and Dividends on our common stock and preferred stock have been suspended and stockholders may not receive funds in connection with their investment in our common stock or preferred stock without selling their shares.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, and the regulations to be developed thereunder will include, provisions affecting large and small financial institutions alike, including several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.
The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raises the current standard deposit insurance limit to $250,000; and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions, establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The legislation also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates.
The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital. In the case of certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or more as of December 31, 2009, these “regulatory capital deductions” are to be phased in incrementally over a period of three years beginning on January 1, 2013. This provision also requires the federal banking agencies, to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Regulations implementing the Collins Amendment must be issued within 18 months of July 21, 2010.
These provisions, or any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition, and results of operations. Our management is actively reviewing the provisions of the Dodd-Frank Act, many of which are to be phased-in over the next several months and years, and assessing its probable impact on our operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.
A separate legislative proposal would impose a new fee or tax on U.S. financial institutions as part of the 2010 budget plans in an effort to reduce the anticipated budget deficit and to recoup losses anticipated from the TARP. Such an assessment is estimated to be 15-basis points, levied against bank assets minus Tier 1 capital and domestic deposits. The administration has also considered a transaction tax on trades of stock in financial institutions and a tax on executive bonuses.
The U.S. Congress has also recently adopted additional consumer protection laws such as the Credit Card Accountability Responsibility and Disclosure Act of 2009, and the Federal Reserve has adopted numerous new regulations addressing banks’ credit card, overdraft and mortgage lending practices. Additional consumer protection legislation and regulatory activity is anticipated in the near future.
Internationally, both the Basel Committee on Banking Supervision (the “Basel Committee”) and the Financial Stability Board (established in April 2009 by the Group of Twenty (“G-20”) Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system (“Basel III”). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. The U.S. federal banking agencies support this agreement. The Basel Committee is expected to finalize the new capital and liquidity standards later this year and to present them for approval of the G-20 Finance Minister and Central Bank Governors in November 2010.
Such proposals and legislation, if finally adopted, would change banking laws and our operating environment and that of our subsidiaries in substantial and unpredictable ways. We cannot determine whether such proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon our financial condition or results of operations. These changes may also require us to invest significant management attention and resources to make any necessary changes.
RISKS RELATING TO OUR BUSINESS
The soundness of other financial institutions could adversely affect us.
Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. There can be no assurance that any such losses would not materially and adversely affect our results of operations or earnings.
We have procedures in place to mitigate the impact of a default among our counterparties. We request collateral for most credit exposures with other financial institutions and monitor these on a regular basis. Nonetheless, market volatility could impact the valuation of collateral held by us and results in losses.
Our ability to raise financing is dependent in part on market confidence. In times when market confidence is affected by events related to well-known financial institutions, risk aversion among participants increases substantially and makes it more difficult to borrow in the credit markets. Our credit ratings have been reduced substantially during the past year, and our senior unsecured ratings are now “non-investment grade” with the three major rating agencies. This may make it more difficult for Popular to borrow in the capital markets and at much higher cost.
We are subject to default risk in our loan portfolio.
We are subject to the risk of loss from loan defaults and foreclosures with respect to the loans originated or acquired. We establish provisions for loan losses, which lead to reductions in the income from operations, in order to maintain the allowance for loan losses at a level which is deemed appropriate by management based upon an assessment of the quality of the loan portfolio in accordance with established procedures and guidelines. This process, which is critical to our financial results and condition, requires difficult, subjective and complex judgments about the future, including forecasts of economic and market conditions that might impair the ability of our borrowers to repay the loans. There can be no assurance that management has accurately estimated the level of future loan losses or that Popular will not have to increase the provision for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond our control. Any such increases in our provisions for loan losses or any loan losses in excess of our provisions for loan losses would have an adverse effect on our future financial condition and result of operations. We will continue to evaluate our provision for loan losses and allowance for loan losses may be required to increase such amounts.

Rating downgrades on the Government of Puerto Rico’s debt obligations could affect the value of our loans to the Government and our portfolio of Puerto Rico Government securities.
Even though Puerto Rico’s economy is closely integrated to that of the U.S. mainland and its government and many of its instrumentalities are investment grade-rated borrowers in the U.S. capital markets, the fiscal situation of the Government of Puerto Rico led nationally recognized rating agencies to downgrade its debt obligations.
As a result of the Central Government’s fiscal challenges in 2006, Moody’s and S&P then downgraded the rating of its obligations, maintaining them within investment-grade levels. Since then, actions by the Government have improved the credit outlook. As of December 31, 2007, S&P rated the Government’s general obligations at BBB-, while Moodys rated them at Baa3- both in the lowest notch of investment grade. In November 2007, Moody’s upgraded the outlook of the Commonwealth’s credit ratings to “stable” from “negative”, recognizing the progress that the Commonwealth has made in addressing the fiscal challenges it had faced in recent years. The Commonwealth is currently implementing a multi-year budget plan to address the deficit. As part of a recalibration of its rating system for municipal obligations, Moody’s raised again the Commonwealth’s credit ratings in April, 2010 to A3 with a stable outlook, and in August 2010 revised the ratings outlook to negative. S&P’s rating of BBB- with a stable outlook remained unchanged as of September 30, 2010. While Moody’s “A3” rating and S&P’s “BBB-minus” take into consideration Puerto Rico’s fiscal challenges, other factors could trigger an outlook change, such as the inability to successfully complete the implementation of the multiyear fiscal plan to bring the Central Government’s budget back into balance, pursuant to Act No. 7 of the Commonwealth of P.R.
Factors such as the government’s ability to implement meaningful steps to control operating expenditures and maintain the integrity of the tax base will be key determinants of future ratings stability. Also, the inability to agree on future fiscal year Commonwealth budgets could result in ratings pressure from the rating agencies.
It is uncertain how the financial markets may react to any potential future ratings downgrade in Puerto Rico’s debt obligations. However, deterioration in the fiscal situation with possible negative ratings implications, could adversely affect the value of Puerto Rico’s Government obligations.
At December 31, 2010, we had            billion of credit facilities granted to or guaranteed by the Puerto Rico Government and its political subdivisions, of which $            million were uncommitted lines of credit. Of these total credit facilities granted, $            million were outstanding at December 31, 2010. A substantial portion of our credit exposure to the Government of Puerto Rico is either collateralized loans or obligations that have a specific source of income or revenues identified for its repayment. Some of these obligations consist of senior and subordinated loans to public corporations that obtain revenues from rates charged for services or products, such as water and electric power utilities. Public corporations have varying degrees of independence from the Central Government and many receive appropriations or other payments from it. We also have loans to various municipalities for which the good faith, credit and unlimited taxing power of the applicable municipality has been pledged to their repayment. These municipalities are required by law to levy special property taxes in such amounts as shall be required for the payment of all of its general obligation bonds and loans. Another portion of these loans consists of special obligations of various municipalities that are payable from the basic real and personal property taxes collected within such municipalities. The good faith and credit obligations of the municipalities have a first lien on the basic property taxes.
Furthermore, as of December 31, 2010, we had outstanding $            million in Obligations of Puerto Rico, States and Political Subdivisions as part of our investment portfolio. Of that total, $      million was exposed to the creditworthiness of the Puerto Rico Government and its municipalities. Of that portfolio, $            million are in the form of Puerto Rico Commonwealth Appropriation Bonds, of which $            million are rated Ba1, one notch below investment grade, by Moody’s, while S&P rates them as investment grade. As of December 31, 2010, the Puerto Rico Commonwealth Appropriation Bonds represented approximately $            million in unrealized losses in the investment securities available-for-sale and held-to-maturity portfolios. We continue to closely monitor the political and economic situation of the Island and evaluates the portfolio for any declines in value that management may consider being other-than-temporary.

We are exposed to credit risk from mortgage loans that have been sold or are being serviced subject to recourse arrangements.
Popular is generally at risk for mortgage loan defaults from the time it funds a loan until the time the loan is sold or securitized into a mortgage-backed security. In the past, we have retained, through recourse arrangements, part of the credit risk on sales of mortgage loans, and we also service certain mortgage loan portfolios with recourse. As of December 31, 2010 we have $___ million in loans that have been sold with recourse, $___ million in loans that are serviced subject to recourse and have created reserves of $___ million and $___ million respectively, in connection therewith. We may suffer losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan plus any uncollected interest advanced and the costs of holding and disposing of the related property.
Defective and repurchased loans may harm our business and financial condition.
In connection with the sale and securitization of loans, we are required to make a variety of customary representations and warranties regarding Popular and the loans being sold or securitized. Our obligations with respect to these representations and warranties are generally outstanding for the life of the loan, and they relate to, among other things:
•	compliance with laws and regulations;

•	underwriting standards;

•	the accuracy of information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.
A loan that does not comply with these representations and warranties may take longer to sell, may impact our ability to obtain third-party financing for the loan, and be unsaleable or saleable only at a significant discount. If such a loan is sold before we detect non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any loss, either of which could reduce our cash available for operations and liquidity. Management believes that it has established controls to ensure that loans are originated in accordance with the secondary market’s requirements, but mistakes may be made, or certain employees may deliberately violate our lending policies. We seek to minimize repurchases and losses from defective loans by correcting flaws, if possible, and selling or re-selling such loans. We have established specific reserves for possible losses related to repurchases resulting from representation and warranty violations on specific portfolios. Nonetheless, we do not expect any such losses to be significant, although if they were to occur, they would adversely impact our results of operations or financial condition.
Increases in FDIC insurance premiums may have a material adverse effect on our earnings.
During 2008 and continuing in 2009, higher levels of bank failures have dramatically increased resolution costs of the FDIC and depleted the DIF. In addition, the FDIC instituted two temporary programs, to further insure customer deposits at FDIC-member banks: deposit accounts are now insured up to $250,000 per customer (up from $100,000) and non-interest-bearing transaction accounts are fully insured (unlimited coverage) as a result of our participation in the TAGP. These programs have placed additional stress on the Deposit Insurance Fund.
In order to maintain a strong funding position and restore reserve ratios of the DIF, the FDIC increased assessment rates of insured institutions uniformly by 7 cents for every $100 of deposits beginning with the first quarter of 2009, with additional changes in April 1, 2009, which required riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on, among other things, secured liabilities and unsecured debt levels. In May 2009, the FDIC adopted a final rule, effective June 30, 2009, that imposed a special assessment of 5 cents for every $100 on each insured depository institution’s assets minus its Tier 1 Capital as of June 30, 2009, subject to a cap equal to 10 cents per $100 of assessable deposits for the second quarter 2009 risk-based capital assessment. This special assessment applied to us and resulted in a $16.7 million expense in our second quarter of 2009. On November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years’ worth of premiums to replenish its depleted insurance fund. In December 30, 2009, Popular prepaid $221 million and reduced our year-end liquidity at our banking subsidiaries.
We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures or our capital position is further impaired, we may be required to pay even higher FDIC premiums than the recently increased levels. Our expenses for 2010 were significantly and adversely affected by these increased premiums. These announced increases and any future increases or special assessments may materially adversely affect our results of operations.
If our goodwill or amortizable intangible assets become impaired, it may adversely affect our financial condition and future results of operations
As of December 31, 2010 we had approximately $__ million and $ ___ million of goodwill and amortizable intangible assets recorded on our balance sheet related to our Puerto Rico and United States operations, respectively. If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings. Under GAAP, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances, indicating that the carrying value of the goodwill or amortizable intangible assets may not be recoverable, include reduced future cash flow estimates and slower growth rates in the industry.
The goodwill impairment evaluation process requires us to make estimates and assumptions with regards to the fair value of our reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact our results of operations and the reporting unit where the goodwill is recorded. Critical assumptions that are used as part of these evaluations include:
•	selection of comparable publicly traded companies, based on nature of business, location and size;

•	selection of comparable acquisition and capital raising transactions;

•	the discount rate applied to future earnings, based on an estimate of the cost of equity;

•	the potential future earnings of the reporting unit; and

•	market growth and new business assumptions.
We conducted our annual evaluation of goodwill during the third quarter of 2010. This evaluation is a two-step process. The Step 1 evaluation of goodwill allocated to BPNA, our United States operations segment, indicated potential impairment of goodwill. The Step 1 fair value for the unit was below the carrying amount of its equity book value as of the September 30, 2010 valuation date, requiring the completion of Step 2. Step 2 required a valuation of all assets and liabilities of the BPNA unit, including any recognized and unrecognized intangible assets, to determine the fair value of net assets. To complete Step 2, we subtracted from the unit’s Step 1 fair value the determined fair value of the net assets to arrive at the implied fair value of goodwill. The results of the Step 2 analysis indicated that the implied fair value of goodwill exceeded the goodwill carrying value of $404 million, resulting in no goodwill impairment.
If we are required to record a charge to earnings in our consolidated financial statements because an impairment of the goodwill or amortizable intangible assets is determined, our results of operations could be adversely affected.
Our business could suffer if we are unable to attract, retain and motivate skilled senior leaders
Our success depends, in large part, on our ability to retain key senior leaders, and competition for such senior leaders can be intense in most areas of our business. As TARP recipients, we are subject to the executive compensation provisions of the EESA, including amendments to such provisions implemented under the American Recovery and Reinvestment Act of 2009, which are expected to limit the types of compensation arrangements that Popular may enter into with our most senior leaders upon adoption of implementing standards by the U. S. Treasury. Our competitors may be in an advantageous position to retain and attract senior leaders since we are one of only two institutions in Puerto Rico that have received TARP money and are subject to TARP related compensation provisions. Our compensation practices are subject to review and oversight by the Federal Reserve Board. We also may be subject to limitations on compensation practices by the FDIC or other regulators, which may or may not affect our competitors. Limitations on our compensation practices could have a negative impact on our ability to attract and retain talented senior leaders in support of our long term strategy.
Our compensation practices are subject to oversight by the Federal Reserve Board. Any deficiencies in our compensation practices may be incorporated into our supervisory ratings, which can affect our ability to make acquisitions or perform other actions.
Our compensation practices are subject to oversight by the Federal Reserve Board. In October 2009, the Federal Reserve Board issued a comprehensive proposal on incentive compensation policies that applies to all banking organizations supervised by the Federal Reserve Board, including Popular and our banking subsidiaries. The proposal sets forth three key principles for incentive compensation arrangements that are designed to help ensure that incentive compensation plans do not encourage excessive risk-taking and are consistent with the safety and soundness of banking organizations. The three principles provide that a banking organization’s incentive compensation arrangements should provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, be compatible with effective internal controls and risk management, and be supported by strong corporate governance. The proposal also contemplates a detailed review by the Federal Reserve Board of the incentive compensation policies and practices of a number of “large, complex banking organizations.” Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The proposal provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. Separately, the FDIC has solicited comments on whether to amend its risk-based deposit insurance assessment system to potentially increase assessment rates on financial institutions with compensation programs that put the FDIC deposit insurance fund at risk, and proposed legislation would subject compensation practices at financial institutions to heightened standards and increased scrutiny.
The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the ability of Popular and our subsidiaries to hire, retain and motivate our and their key employees.
As a holding company, we depend on dividends and distributions from our subsidiaries for liquidity.
We are a bank holding company and depend primarily on dividends from our banking and other operating subsidiaries to fund our cash needs. These obligations and needs include capitalizing subsidiaries, repaying maturing debt and paying debt service on outstanding debt. Our banking subsidiaries, Banco Popular and BPNA, are limited by law in their ability to make dividend payments and other distributions to us based on their earnings and capital position. A failure by our banking subsidiaries to generate sufficient cash flow to make dividend payments to us may have a negative impact on our results of operation and financial position. Also, a failure by the bank holding company to access sufficient liquidity resources to meet all projected cash needs in the ordinary course of business, may have a detrimental impact on our financial condition and ability to compete in the market.
Actions by the rating agencies or having capital levels below well-capitalized could raise the cost of our obligations, which could affect our ability to borrow or to enter into hedging agreements in the future and may have other adverse effects on our business.
Actions by the rating agencies could raise the cost of our borrowings since lower rated securities are usually required by the market to pay higher rates that obligations of higher credit quality. Borrowings amounting to $_____ million have “ratings triggers” that call for an increase in their interest rate in the event of a ratings downgrade.

The market for non-investment grade securities is much smaller and less liquid than for investment grade securities. Therefore, if we were to attempt to issue preferred stock or debt securities into the capital markets, it is possible that there would not be sufficient demand to complete a transaction and the cost could be substantially higher than for more highly rated securities.
In addition, changes in our ratings and capital levels below well-capitalized could affect our relationships with some creditors and business counterparties. For example, a portion of our hedging transactions include ratings triggers or well-capitalized language that permit counterparties to either request additional collateral or terminate our agreements with them based on our below investment grade ratings. Although we have been able to meet any additional collateral requirements thus far and expect that we would be able to enter into agreements with substitute counterparties if any of our existing agreements were terminated, changes in our ratings or capital levels below well capitalized could create additional costs for our businesses. In addition, servicing, licensing and custodial agreements that we are party to with third parties, include ratings covenants. Servicing rights represent a contractual right and not a beneficial ownership interest in the underlying mortgage loans. Upon failure to maintain the required credit ratings, the third parties could have the right to require Popular to engage a substitute fund custodian and/or increase collateral levels securing the recourse obligations. Popular services residential mortgage loans subject to credit recourse provisions. Certain contractual agreements require us to post collateral to secure such recourse obligations if our required credit ratings are not maintained. Collateral pledged by us to secure recourse obligations approximated $        million at December 31, 2010. We could be required to post additional collateral under the agreements. Management expects that we would be able to meet additional collateral requirements if and when needed. The requirements to post collateral under certain agreements or the loss of custodian funds could reduce Popular’s liquidity resources and impact its operating results. The termination of those agreements or the inability to realize servicing income for our businesses could have an adverse effect on those businesses. Other counterparties are also sensitive to the risk of a ratings downgrade and the implications for our businesses and may be less likely to engage in transactions with us, or may only engage in them at a substantially higher cost, if our ratings remain below investment grade.
We are subject to regulatory capital adequacy guidelines, and if we fail to meet these guidelines our business and financial condition will be adversely affected.
Under regulatory capital adequacy guidelines, and other regulatory requirements, Popular and our banking subsidiaries must meet guidelines that include quantitative measures of assets, liabilities and certain off balance sheet items, subject to qualitative judgments by regulators regarding components, risk weightings and other factors. If we fail to meet these minimum capital guidelines and other regulatory requirements, our business and financial condition will be materially and adversely affected. If we fail to maintain well-capitalized status under the regulatory framework, or are deemed not well managed under regulatory exam procedures, or if we experience certain regulatory violations, our status as a financial holding company and our related eligibility for a streamlined review process for acquisition proposals, and our ability to offer certain financial products will be compromised and our financial condition and results of operations could be adversely affected.
Certain of the provisions contained in our Certificate of Incorporation have the effect of making it more difficult to change the Board of Directors, and may make the Board of Directors less responsive to stockholder control.
Our certificate of incorporation provides that the members of the Board of Directors are divided into three classes as nearly equal as possible. At each annual meeting of stockholders, one-third of the members of the Board of Directors will be elected for a three-year term, and the other directors will remain in office until their three-year terms expire. Therefore, control of the Board of Directors cannot be changed in one year, and at least two annual meetings must be held before a majority of the members of the Board of Directors can be changed. Our certificate of incorporation also provides that a director, or the entire Board of Directors, may be removed by the stockholders only for cause by a vote of at least two-thirds of the combined voting power of the outstanding capital stock entitled to vote for the election of directors. These provisions have the effect of making it more difficult to change the Board of Directors, and may make the Board of Directors less responsive to stockholder control. These provisions also may tend to discourage attempts by third parties to acquire Popular because of the additional time and expense involved and a greater possibility of failure, and, as a result, may adversely affect the price that a potential purchaser would be willing to pay for the capital stock, thereby reducing the amount a stockholder might realize in, for example, a tender offer for our capital stock.
The resolution of significant pending litigation, if unfavorable, could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects.
We face legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. As more fully described in Item 3, “Legal Proceedings”, five stock drop related putative class actions and one derivative claim have been filed in the United States District Court for the District of Puerto Rico and another derivative suit was filed in the Puerto Rico Court of First Instance but later removed to the U.S. District Court for the District of Puerto Rico, against Popular, certain of our directors and officers and others. Although at this early stage, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to our results of operations.
We and our subsidiaries and affiliates, as well as EVERTEC, conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the targets of U.S. economic sanctions and embargoes. If we or our subsidiaries or affiliates or EVERTEC are found to have failed to comply with applicable U.S. sanctions laws and regulations in these instances, we could be exposed to fines, sanctions and other penalties or other governmental investigations.
We and our subsidiaries and affiliates, as well as EVERTEC, conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba. As U.S.-based entities, we and our subsidiaries and affiliates, as well as EVERTEC, are obligated to comply with the economic regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). These regulations prohibit U.S.-based entities from entering into or facilitating unlicensed transactions with, for the benefit of, or in some cases involving the property and property interests of, persons, governments or countries designated by the U.S. government under one or more sanctions regimes. Failure to comply with these sanctions and embargoes may result in material fines, sanctions or other penalties being imposed on us. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business involving countries or entities, and this could adversely affect the market for our securities.
For these reasons, we have established risk-based policies and procedures designed to assist us and our personnel in complying with applicable U.S. laws and regulations. EVERTEC has also done this. These policies and procedures employ software to screen transactions for evidence of sanctioned-country and persons involvement. Consistent with a risk-based approach and the difficulties in identifying all transactions of our customers’ customers that may involve a sanctioned country, there can be no assurance that our policies and procedures will prevent us from violating applicable U.S. laws and regulations in transactions in which we engage, and such violations could adversely affect our reputation, business, financial condition and results of operations.
In June 2010, EVERTEC discovered potential violations of the Cuban Assets Control Regulations (“CACR”), which are administered by OFAC, due to an oversight in which the screening parameters for two customers located in Haiti and Belize were not activated. EVERTEC initiated an internal review and submitted an initial voluntary self-disclosure to OFAC. We have agreed to indemnify EVERTEC for claims or damages related to the economic sanctions regulations administered by OFAC, including these potential violations of the CACR.
Separately, in September 2010 EVERTEC submitted an initial voluntary self-disclosure to OFAC regarding the processing of certain Cuba-related credit card transactions involving Costa Rica and Venezuela that it believed could not be rejected under governing local law and policies, but which nevertheless may have not been consistent with the CACR. The voluntary self-disclosure also covered the transmission, through EVERTEC’s Costa Rica subsidiary, of data relating to debit card payment initiated by people traveling in Cuba. We have agreed to indemnify

EVERTEC for claims or damages related to these potential violations of the CACR. We cannot predict the timing, total costs or ultimate outcome of any OFAC review, or to what extent, if at all, we could be subject to indemnification claims, fines, sanctions or other penalties.
RISKS RELATED TO THE FDIC-ASSISTED TRANSACTION
Risks Related to the FDIC-assisted Transaction
We entered into an FDIC-assisted transaction involving Westernbank Puerto Rico (“the FDIC-assisted transaction”), which could present additional risks to our business. On April 30, 2010, Popular, Inc.’s banking subsidiary, Banco Popular of Puerto Rico (“BPPR”), acquired certain assets and assumed certain liabilities of Puerto Rico-based Westernbank Puerto Rico (“Westernbank”) from the Federal Deposit Insurance Corporation (the “FDIC”) in an assisted transaction (herein, the “FDIC-assisted transaction”). Although this transaction provides for FDIC assistance to BPPR to mitigate certain risks, such as sharing exposure to loan losses (80% of the losses in substantially all the acquired portfolio will be borne by the FDIC) and providing indemnification against certain liabilities of the former Westernbank, we are still subject to some of the same risks we would face in acquiring another bank in a negotiated transaction. Such risks include risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because the FDIC-assisted transaction was structured in a manner that did not allow bidders the time and access to information normally associated with preparing for and evaluating a negotiated transaction, we may face additional risks in the FDIC-assisted transaction.
The success of the FDIC-assisted transaction will depend on a number of uncertain factors.
The success of the FDIC-assisted transaction will depend on a number of factors, including, without limitation:
•	our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the FDIC-assisted transaction;

•	our ability to attract new deposits and to generate new interest-earning assets in the areas previously served by the former Westernbank branches;

•	our ability to control the incremental non-interest expense from the former Westernbank branches and other units in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to collect on the loans acquired and satisfy the standard requirements imposed in the loss sharing agreements; and

•	our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.
The FDIC-assisted transaction increases BPPR’s commercial real estate and construction loan portfolio, which have a greater credit risk than residential mortgage loans.
With the acquisition of most of the former Westernbank’s loan portfolio, the commercial real estate loan and construction loan portfolios represent a larger portion of BPPR’s total loan portfolio than prior to the FDIC-assisted transaction. This type of lending is generally considered to have more complex credit risks than traditional single-family residential or consumer lending, because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation or completion of the related real estate or construction project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable, more difficult to evaluate and monitor, and their collateral may be more difficult to dispose of in a market decline. Furthermore, since these loans are to Puerto Rico based borrowers, the Corporation’s credit exposure concentration in Puerto Rico increased as a result of the acquisition. Although, the negative economic aspects of these risks are substantially reduced as a result of the FDIC loss sharing agreements, changes in national and local economic conditions could lead to higher loan charge-offs in connection with the FDIC-assisted transaction all of which would not be totally supported by the loss sharing agreements with the FDIC.
We acquired significant portfolios of loans in the FDIC-assisted transaction. Although these loan portfolios will be initially accounted for at fair value, there is no assurance that the loans we acquired will not become impaired, which may result in additional charge-offs to this portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio, and consequently, reduce our net income, and may also increase the level of charge-offs on the loan portfolio that we have acquired and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.
Although we have entered into loss sharing agreements with the FDIC which provide that 80% of losses related to specified loan portfolios that we have acquired in connection with the FDIC-assisted transaction will be borne by the FDIC, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses that we experience after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact our results of operations. The loss sharing agreements also impose standard requirements on us which must be satisfied in order to retain loss share protections. The FDIC has the right to refuse or delay payment for loan losses if the loss sharing agreements are not managed in accordance with their terms.
Our decisions regarding the fair value of assets acquired could be inaccurate and our estimated loss share indemnification asset in the FDIC-assisted transaction may be inaccurate, which could materially and adversely affect our business, financial condition, results of operations, and future prospects.
Management makes various assumptions and judgments about the collectability of acquired loan portfolios, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of secured loans. In the FDIC-assisted transaction, we recorded a loss share indemnification asset that we consider adequate to absorb future losses which may occur in the acquired loan portfolio. In determining the size of the loss share indemnification asset, we analyze the loan portfolio based on historical loss experience, volume and classification of loans, volume and trends in delinquencies and nonaccruals, local economic conditions, and other pertinent information. If our assumptions are incorrect, our actual losses could be higher than estimated and increased loss reserves may be needed to respond to different economic conditions or adverse developments in the acquired loan portfolio. Any increase in future loan losses could have a negative effect on our operating results. However, in the event expected losses from the Westernbank portfolio were to increase more than originally expected, the related increase in loss reserves would be largely offset by higher than expected indemnity payments from the FDIC.
Our ability to obtain reimbursement under the loss sharing agreements on covered assets depends on our compliance with the terms of the loss sharing agreements.
Management must certify to the FDIC on a monthly and quarterly basis our compliance with the terms of the FDIC loss share agreements as a prerequisite to obtaining reimbursement from the FDIC for realized losses on covered assets. The required terms of the agreements are extensive and failure to comply with any of the guidelines could result in a specific asset or group of assets permanently losing their loss sharing coverage. Under the terms of the FDIC loss share agreements, the assignment or transfer of the loss sharing agreements to another entity generally requires the written consent of the FDIC. No assurances can be given that we will manage the covered assets in such a way as to always maintain loss share coverage on all such assets.
Goodwill recorded on the FDIC-assisted transaction may increase or decrease during a one year period following the FDIC-assisted transaction acquisition date.
The goodwill recorded in connection with the Westerbank FDIC-assisted transaction is preliminary and subject to revision for a period of one year following the April 30, 2010 acquisition date. Adjustments may be recorded based on additional information received after the acquisition date that may affect the fair value of assets acquired and liabilities assumed. Downward adjustments in the values of assets acquired or increases in values of liabilities assumed on the date of acquisition would increase the preliminary goodwill recorded.
RISKS RELATED TO THE EVERTEC SALE TRANSACTION
We entered into a Master Services Agreement pursuant to which EVERTEC will provide services to the Corporation and its subsidiaries on an exclusive basis.
As part of the EVERTEC transaction, the Corporation entered into a Master Services Agreement pursuant to which EVERTEC will provide various processing and information technology services to the Corporation and its subsidiaries on an exclusive basis. As we now rely on a third party for the provision of these services, there can be no assurances that the quality of the services will be appropriate nor that the third party will continue to provide us with the necessary financial transaction processing and technology services.
RISKS RELATING TO AN INVESTMENT IN OUR SECURITIES
Potential issuance of additional shares of our common stock could further dilute existing holders of our common stock.
The potential issuance of additional shares of our common stock or common equivalent securities in future equity offerings, or as a result of the exercise of the warrant the U.S. Treasury holds, would dilute the ownership interest of our existing common stockholders.
Dividends on our common stock and preferred stock have been suspended and stockholders may not receive funds in connection with their investment in our common stock or preferred stock without selling their shares.
Holders of our common stock and preferred stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. During 2009, we suspended dividend payments on our common stock and preferred stock. Furthermore, unless we have redeemed all of the trust preferred securities issued to the U.S. Treasury or the U.S. Treasury has transferred all of its trust preferred securities to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase the dividend rate per share of common stock above $0.08 per share or to repurchase or redeem equity securities, including our common stock, subject to certain limited exceptions. Popular has also granted registration rights and offering facilitation rights to the U.S. Treasury pursuant to which we have agreed to lock-up periods during which it would be unable to issue equity securities.
This could adversely affect the market price of our common stock. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain Federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. Moreover, the Federal Reserve Board and the FDIC have issued policy statements stating that the bank holding companies and insured banks should generally pay dividends only out of current operating earnings. In the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios that are at the 100% or higher level unless both asset quality and capital are very strong.
In addition, the terms of our outstanding junior subordinated debt securities held by each trust that has issued trust preferred securities, prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock and preferred stock. The terms also prohibit us from purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Accordingly, shareholders may have to sell some or all of their shares of our common stock or preferred stock in order to generate cash flow from their investment. Shareholders may not realize a gain on their investment when they sell the common stock or preferred stock and may lose the entire amount of their investment.
For further information of other risks faced by Popular please refer to the MD&A section of the Annual Report.

EXHIBIT C
POPULAR, INC.

WESTERNBANK FDIC-ASSISTED TRANSACTION
POOL SEGMENTATION FOR LOANS ACCOUNTED FOR PURSUANT TO ASC 310-30

					Amortizing/
				Fixed / Variable	Balloon/		Number	Outstanding
		Accruing		Interest	Interest		of	Principal
Pool	Classification	Status	Loan Type	Rate	Only	Index	Loans	Balance

1	Commercial & Industrial	Performing	C&I	Fixed	Amortizing		174	$13,222,757
2	Commercial & Industrial	Performing	C&I	Fixed	Balloon		66	12,519,412
3	Commercial & Industrial	Performing	C&I	Fixed	Interest Only		1	150,000
4	Commercial & Industrial	Performing	C&I	Variable	Amortizing	LIBOR 3 Months	15	18,908,593
5	Commercial & Industrial	Performing	C&I	Variable	Amortizing	Prime	923	178,384,954
6	Commercial & Industrial	Performing	C&I	Variable	Balloon	Prime	107	60,744,588
7	Commercial & Industrial	Performing	C&I	Variable	Interest Only	Prime	21	39,628,397
8	Commercial Real Estate	Performing	CRE	Fixed	Amortizing		179	42,424,985
9	Commercial Real Estate	Performing	CRE	Fixed	Balloon		228	192,939,416
10	Commercial Real Estate	Performing	CRE	Fixed	Interest Only		1	27,472,658

				Fixed /
				Variable	Amortizing/		Number	Outstanding
		Accruing		Interest	Balloon/		of	Principal
Pool	Classification	Status	Loan Type	Rate	Interest Only	Index	Loans	Balance

11	Commercial Real Estate	Performing	CRE	Variable	Amortizing	LIBOR 3 Months	29	78,499,472
12	Commercial Real Estate	Performing	CRE	Variable	Balloon	LIBOR 3 Months	4	15,919,230
13	Commercial Real Estate	Performing	CRE	Variable	Amortizing	Prime	2,902	1,731,574,897
14	Commercial Real Estate	Performing	CRE	Variable	Balloon	Prime	328	710,568,947
15	Commercial Real Estate	Performing	CRE	Variable	Interest Only	Prime	59	95,940,186
16	Commercial Real Estate	Performing	CRE	Variable	Amortizing	LIBOR 30D	2	9,214,400
17	Commercial Real Estate	Performing	CRE	Variable	Balloon	LIBOR 90D	10	62,060,233
18	Consumer - Cash Collateral	Performing	Cash Collateral	Fixed	Amortizing		2,824	12,410,705
19	Consumer - Cash Collateral	Performing	Cash Collateral	Fixed	Balloon		8	465,544
20	Consumer - Cash Collateral	Performing	Cash Collateral	Fixed	Interest Only		767	14,277,437
21	Consumer - Secured	Performing	Expresso Secured	Fixed	Amortizing		422	15,557,558
22	Consumer - Secured	Performing	Expresso Secured	Fixed	Balloon		57	4,487,323
23	Consumer - Secured	Performing	Expresso Secured	Variable	Amortizing	Prime	5	323,980
24	Consumer - Secured	Performing	Expresso Secured	Variable	Balloon	Prime	6	490,685
25	Consumer - Unsecured	Performing	Expresso Unsecured	Fixed	Amortizing		13,183	51,292,219

				Fixed /
				Variable	Amortizing/		Number	Outstanding
		Accruing		Interest	Balloon/		of	Principal
Pool	Classification	Status	Loan Type	Rate	Interest Only	Index	Loans	Balance

26	Mortgage	Performing	PPGH	Fixed	Amortizing		1,082	30,643,133
27	Mortgage	Performing	PPGH	Fixed	Balloon		444	27,527,046
28	Mortgage	Performing	PPGH	Variable	Amortizing	Prime	3,087	241,898,870
29	Mortgage	Performing	PPGH	Variable	Balloon	Prime	29	6,331,213
30	Consumer - Secured	Performing	Boat and Cars	Fixed	Amortizing		40	1,702,554
31	Consumer - Secured	Performing	Boat and Cars	Fixed	Balloon		74	9,813,392
32	Consumer - Secured	Performing	Boat and Cars	Variable	Amortizing	Prime	4	412,347
33	Consumer - Unsecured	Performing	Unsecured	Fixed	Amortizing		3,847	37,313,581
34	Consumer - Secured	Performing	Equipment	Fixed	Amortizing		119	7,615,621
35	Consumer - Secured	Performing	Equipment	Variable	Amortizing	Prime	2	808,502
36	Mortgage	Performing	Residential 1-4	Fixed	Amortizing		4,267	207,836,390
37	Mortgage	Performing	Residential 1-4	Fixed	Balloon		644	131,396,928
38	Mortgage	Performing	Residential 1-4	Fixed	Interest Only		32	2,593,025
39	Mortgage	Performing	Residential 1-4	Variable	Amortizing	Prime	376	91,532,028
40	Mortgage	Performing	Residential 1-4	Variable	Balloon	Prime	202	49,637,563

				Fixed /
				Variable	Amortizing/		Number	Outstanding
		Accruing		Interest	Balloon/		of	Principal
Pool	Classification	Status	Loan Type	Rate	Interest Only	Index	Loans	Balance

41	Mortgage	Performing	Residential 1-4	Variable	Interest Only	Prime	17	500,520
42	Mortgage	Performing	Other Mortgage	Fixed	Amortizing		1,557	782,917
43	Mortgage	Performing	Other Mortgage	Fixed	Balloon		3	831,104
44	Mortgage	Performing	Other Mortgage	Variable	Balloon	Prime	1	623,631
45	Mortgage	Performing	Doral - 1ST	Fixed	Amortizing		3,482	425,837,490
46	Mortgage	Performing	Doral - 2ND	Fixed	Amortizing		3,243	92,427,368
47	Commercial Real Estate	Performing	CRE	Fixed	Amortizing		1	3,487,509
48	Commercial and Industrial	Performing	C&I	Fixed	Amortizing		1	4,897,520
49	Commercial and Industrial	Performing	C&I	Variable	Amortizing	Prime	1	24,853,342
50	Commercial and Industrial	Performing	C&I	Variable	Interest Only	Prime	1	10,000,000
51	Commercial and Industrial	Performing	C&I	Variable	Interest Only	Prime	1	13,503,082
52	Commercial and Industrial	Performing	C&I	Variable	Interest Only	Prime	1	10,084,871
53	Commercial Real Estate	Performing	CRE	Variable	Amortizing	Prime	1	81,945,628
54	Commercial Real Estate	Performing	CRE	Variable	Amortizing	Prime	1	67,139,152
55	Commercial Real Estate	Performing	CRE	Variable	Amortizing	Prime	1	32,663,640

				Fixed /
				Variable	Amortizing/		Number	Outstanding
		Accruing		Interest	Balloon/		of	Principal
Pool	Classification	Status	Loan Type	Rate	Interest Only	Index	Loans	Balance

56	Commercial Real Estate	Performing	CRE	Variable	Amortizing	Prime	1	28,612,500
57	Commercial Real Estate	Performing	CRE	Variable	Amortizing	Prime	1	104,926,168
58	Mortgage	Performing	Residential 1-4	Variable	Interest Only	Prime	1	597,010
59	Commercial Real Estate	Performing	CRE	Fixed	Amortizing		474	30,013,533
60	Construction	Performing	Construction	Fixed	Interest Only		1	3,919,250
61	Construction	Performing	Construction	Variable	Interest Only	LIBOR 30D	1	9,889,979
62	Construction	Performing	Construction	Variable	Interest Only	LIBOR 90D	1	3,382,382
63	Construction	Performing	Construction	Variable	Interest Only	Prime	32	370,251,216
64	Construction	Performing	Construction	Fixed	Amortizing		1	717,455
65	Construction	Performing	Construction	Fixed	Balloon		2	3,840,276
66	Construction	Performing	Construction	Variable	Amortizing	Prime	6	14,774,837
67	Construction	Performing	Construction	Variable	Balloon	Prime	2	1,922,898
68	Construction	Performing	Construction	Variable	Interest Only	Prime	2	8,333,642
69	Asset Based Lending	Performing	ABL	Fixed	Amortizing		1	6,016,667
70	Asset Based Lending	Performing	ABL	Variable	Amortizing	Prime	10	30,088,053

				Fixed /
				Variable	Amortizing/		Number	Outstanding
		Accruing		Interest	Balloon/		of	Principal
Pool	Classification	Status	Loan Type	Rate	Interest Only	Index	Loans	Balance

71	Asset Based Lending	Performing	ABL	Fixed	Amortizing		10	229,819,694
72	Asset Based Lending	Performing	ABL	Variable	Amortizing	Prime	38	38,712,569
73	Asset Based Lending	Performing	ABL	Fixed	Amortizing		3	1,504,006
74	Asset Based Lending	Performing	ABL	Variable	Amortizing	LIBOR 3 Months	3	28,102,320
75	Asset Based Lending	Performing	ABL	Variable	Amortizing	Prime	18	16,465,099
76	Asset Based Lending	Performing	ABL	Variable	Amortizing	Prime	20	77,130,953
77	Asset Based Lending	Performing	ABL	Variable	Balloon	Prime	1	2,750,727
78	Construction	Performing	Construction	Variable	Amortizing	Prime	1	8,904,518
79	Asset Based Lending	Non-Performing	ABL				92	202,955,926
80	Commercial & Industrial	Non-Performing	C&I				100	35,994,162
81	Construction	Non-Performing	Construction				76	668,192,022
82	Commercial Real Estate	Non-Performing	CRE				461	752,850,358
83	Consumer - secured	Non-Performing	Boat and Cars				8	503,095
84	Mortgage	Non-Performing	Doral 1st				513	75,117,826
85	Mortgage	Non-Performing	Doral 2nd				376	12,831,868

				Fixed /
				Variable	Amortizing/		Number	Outstanding
		Accruing		Interest	Balloon/		of	Principal
Pool	Classification	Status	Loan Type	Rate	Interest Only	Index	Loans	Balance

86	Consumer - secured	Non-Performing	Equipment				1	1,865,769
87	Consumer - secured	Non-Performing	Expresso Secured				18	1,083,828
88	Consumer - unsecured	Non-Performing	Expresso Unsecured				428	1,763,347
89	Consumer - unsecured	Non-Performing	Other Consumer				402	1,917,461
90	Mortgage	Non-Performing	Other Mortgage				17	1,591,460
91	Mortgage	Non-Performing	PPGH				176	20,124,890
92	Mortgage	Non-Performing	Residential 1-4				66	12,086,118
93	Consumer - unsecured	Non-Performing	Unsecured				45	377,828
		TOTAL					48,291	$7,816,050,253

EXHIBIT D
Nominees for Election
Class 3 Directors
(terms expiring 2011)

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
María Luisa Ferré, age 46 Member of the Board since 2004 (PHOTO)	President and CEO of Grupo Ferré Rangel since 1999 and FRG, Inc. since 2001, the holding company for El Día, Inc., and Editorial Primera Hora, Inc., Puerto Rico newspapers. Publisher and Chairwoman of the Board of Directors of El Día, Inc. and Editorial Primera Hora, Inc. since 2006. Member of the Board of Directors of El Nuevo Día, Inc. since 2003. President and Trustee of the Luis A. Ferré Foundation since 2003. Director and Vice President of the Ferré Rangel Foundation since 1999.

Ms. Ferré is the President and CEO of Grupo Ferré Rangel, a privately owned business and the largest communications and media group in Puerto Rico with consolidated assets of ________ and annual revenue of __________ as of December 31, 2010. Grupo Ferré Rangel also has a real estate division in Puerto Rico and the United States and a distribution company. She holds positions as director and officer of numerous entities related to the Grupo Ferré Rangel and is the Publisher and Chairwoman of the board of directors of the entity that publishes Puerto Rico’s most widely read and influential newspaper. As a result of these experiences, Ms. Ferré understands thoroughly the Corporation’s main market and has developed management and oversight skills which allow her to make significant contributions to the Board. She also provides thoughtful insight regarding the communication needs of the Corporation. She serves as Director and Trustee of philanthropic and charitable organizations related to fine arts and education.

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
Frederic V. Salerno, age 66 Member of the Board since 2003 (PHOTO)	Member of the Board of Directors of National Fuel Gas Company since February 2008, CBS Corporation since 2007, Intercontinental Exchange, Inc. and Akamai Technologies, Inc. since 2001 and Viacom, Inc. since 1994. Former member of the Board of Directors of Gabelli Asset Management, Inc. from ______ to _______, Consolidated Edison, Inc. from _________ to __________, and Bear Stearns & Co., Inc. from 1993 to ____________. All the aforementioned entities are publicly traded companies.

Mr. Salerno devoted more than 37 years to the telecommunications industry. He has extensive experience as director of various public corporations in different industries related to telecommunications, Web operations, and global entertainment content, among others. He was the Vice Chair and

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
Chief Financial Officer of Verizon Communications, Inc. from ___________ to _________. As Chief Financial Officer of one of the premier communications companies in the United States, he developed financial expertise which he contributes to the Board and the Audit Committee of the Corporation of which he is currently the Chairman. As a result of his vast leadership experience, Mr. Salerno was recently named lead director of the Board.

William J. Teuber Jr., age 58 Member of the Board since 2004 (PHOTO)	Vice Chairman of EMC Corporation since 2006, Executive Vice President since 2001 and Chief Financial Officer from 1997 to 2006. Trustee of the College of the Holy Cross since September 2009.

Mr. Teuber has significant financial and financial reporting expertise, which he acquired as a Partner in Coopers & Lybrand LLP from 1988 to 1995 and then as Chief Financial Officer of EMC Corporation, a world leader in information infrastructure technology and solutions with over $_______ billion in revenues during the year ended December 31, 2010, of which he is currently Vice Chairman. At EMC he demonstrated vast management and leadership skills as he led EMC’s worldwide finance operation and was responsible for all of its financial reporting, balance sheet management, foreign exchange, audit, tax, investment banking programs, information technology functions and investor relations function. Currently Mr. Teuber assists the Chairman, President and Chief Executive Officer of EMC in the day-to-day management of EMC, and leads EMC Customer Operation, the company’s worldwide sales and distribution organization which allows Mr. Teuber to provide the Board with a unique global perspective.

Business Experience
NOMINEES FOR ELECTION AS DIRECTORS AND OTHER DIRECTORS
Class 1 Directors
(terms expiring 2012)

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
Alejandro M. Ballester, age 43 Member of the Board since 2010 (PHOTO)	President of Ballester Hermanos, Inc., a food and beverage distributor, since 2007 and Senior Vice President from 2005 to 2007. Member of the Board of Directors of the Government Development Bank for Puerto Rico and two of its affiliates during 2009.

Mr. Ballester has a comprehensive understanding of Puerto Rico’s consumer products and distribution industries acquired through 19 years of experience at Ballester Hermanos, Inc., a privately owned business dedicated to the importation and distribution of grocery products as well as beer, liquors and wine for the retail and food service trade in Puerto Rico. As of December 31, 2010, Ballester Hermanos had approximately $______ in assets and an annual revenue of $________for the year then ended. Mr. Ballester is familiar with the challenges faced by family businesses, which constitute an important market segment for Popular’s commercial banking units. He has proven to be a successful entrepreneur establishing the food service division of Ballester Hermanos in 1999 which today accounts for 23% of the firm’s revenues. As a director of the Government Development Bank for Puerto Rico and member of its audit and investment committees, Mr. Ballester obtained experience in overseeing a variety of fiscal issues related to various government agencies, instrumentalities and municipalities. The Board understands that the experience, skills and understanding of the Puerto Rico economy and government financial condition acquired by Mr. Ballester will prove of great value to the Board.

Carlos A. Unanue, age 46 Member of the Board since 2010 (PHOTO)	President of Goya de Puerto Rico, Inc. since 2003 and of Goya Santo Domingo, S.A. since 1994, food processors and distributors.

Mr. Unanue has 24 years of experience at Goya Foods, Inc., a family business with operations in the United States, Puerto Rico, Spain and the Dominican Republic that is dedicated to the sale, marketing and distribution of Hispanic foodstuff as well as to the food processing and canned foodstuff manufacturing business with operations in various states and internationally.

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
Through his work with Goya Foods, Mr. Unanue has developed a profound understanding of the Corporation’s two main markets, Puerto Rico and the United States. The Board understands that his experience in distribution, sales and marketing provide him with the knowledge and experience to contribute to the development of the Corporation’s business strategy while his vast experience in management at various Goya entities will allow him to make valuable contributions to the Board in its oversight functions.

Class 2 Directors
(terms expiring 2013)

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
Michael T. Masin, age 65 Member of the Board since 2007 (PHOTO)	Private investor since February 2008. Senior Partner of O’Melveny & Myers, LLP, a major international law firm with 14 offices and approximately 900 lawyers, from January 2004 to February 2008. Vice Chairman and Chief Operating Officer of Citigroup from 2002 to 2004. Trustee and member of the Executive Committee of Weill Cornell Medical School since 2003. Trustee of the Weill Family Foundation since 2002.

Mr. Masin’s experience as Vice Chairman and Chief Operating Officer of Citigroup, a multi-billion financial institution, from 2002 to 2004 provides the Board and the Corporation access to an individual with a significant experience in governance, executive transition issues, management of financial institutions and a framework to address the complex challenges which financial institutions face. The knowledge and experience he obtained as Senior Partner of the international law firm O’Melveny & Meyers enriches the Board with practical know-how and legal skills that are useful in the discussion and evaluation of financial and general corporate affairs. Mr. Masin was also Vice Chairman and President of Verizon Communications, Inc. and served on the Board of Directors of a number of public companies, including Verizon’s predecessor, GTE Corporation. Mr. Masin also serves as Trustee of educational, philanthropic and charitable institutions in some of the principal markets served by the Corporation.

Manuel Morales Jr., age 64 Member of the Board since 1990 (PHOTO)	President of Parkview Realty, Inc. since 1985, the Atrium Office Center, Inc. since 1996, HQ Business Center P.R., Inc. since 1995, privately held companies engaged in real estate leasing. Member of the Board of Trustees of Fundación Banco Popular, Inc. since 1981. Member of the Board of Trustees of the Caribbean Environmental Development Institute since 1994 and of Fundación Angel Ramos, Inc. since 1998.

Mr. Morales has been a director of the Bank, the Corporation’s main banking subsidiary, since 1978 and of the Corporation since 1990, and therefore brings to the Board the benefit of the institutional knowledge and prior experiences which are relevant to the Board’s decision making processes. He has been chairman of the Audit Committee of the Corporation. Throughout the years, he has demonstrated a firm commitment to the Corporation and has developed an intrinsic understanding of the Corporation’s core businesses, markets and areas of risks and opportunities. Mr. Morales’s experience in the management and ownership of various real estate leasing businesses in Puerto Rico with aggregate assets of $_________ and average annual revenue of $_______ as of December 31, 2010, gives him an in depth

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
understanding of the economic conditions of a business segment that is important for the Corporation’s commercial banking division in Puerto Rico. Mr. Morales has served as Director and Chairman of the Board of the Puerto Rico Chamber of Commerce, Director of the Better Business Bureau and Trustee of some of the most renowned educational, philanthropic and charitable institutions in Puerto Rico, including the Bank’s philanthropic arm, Fundación Banco Popular, Inc.

José R. Vizcarrondo, age 48 Member of the Board since 2004 (PHOTO)	President, CEO and partner of Desarrollos Metropolitanos, L.L.C., a privately held general construction company since 2004. Member of the Trust Committee of the Bank since 2004. Member of the Board of Directors of the Puerto Rico Chapter of the National Association of Home Builders since 2002. Member of the Board of Directors of Hogar Cuna San Cristóbal Foundation since 2002, a non-profit foundation.

As President, CEO and partner of Desarrollos Metropolitanos, L.L.C., one of the principal companies dedicated to the development and construction of residential, commercial, industrial, and institutional projects in Puerto Rico, Mr. Vizcarrondo has developed extensive experience with respect to the business environment in Puerto Rico, particularly in the real estate and construction industries in which he has worked for the past 25 years. His knowledge of the construction industry is of benefit to the Board as it provides a better understanding of the real estate industry, which has experienced a material deterioration in recent years and represents a material risk to the Corporation. Desarrollos Metropolitanos is a privately held business with assets of $_____ and an annual revenue of $____ as of December 31, 2010. Mr. Vizcarrondo serves as Director of the Puerto Rico Chapter of the National Association of Home Builders, and therefore provides important experience regarding one of the key industries served by the Bank. He also serves as Director of the Hogar Cuna San Cristóbal Foundation, a provider of temporary housing to children who are candidates for adoption.

Class 1 Director
(terms expiring 2012)

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, DIRECTORSHIPS AND
NAME AND AGE	QUALIFICATIONS
Richard L. Carrión, age 57 Member of the Board since 1990 (PHOTO)	Chairman of the Board since 1993. CEO of the Corporation since 1994 and President from 1991 to January 2009. Chairman of the Bank since 1993 and CEO since 1989. President of the Bank from 1985 to 2004. Chairman and CEO of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of the Corporation. Director of the Federal Reserve Bank of New York since January 2008. Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1982. Chairman and Director of Banco Popular Foundation, Inc. since 2005. Member of the Board of Directors of Verizon Communications, Inc. since 1995. Former member of the Board of Directors of Wyeth from ____ to ____.

Mr. Carrión’s 34 years of banking experience, 25 at the head of the Corporation, Puerto Rico’s largest financial institution, has given him a unique level of knowledge of the Puerto Rico financial system. Mr. Carrión is a well recognized leader with a vast knowledge of the Puerto Rico economy, and is actively involved in major efforts impacting the local economy. His knowledge of the financial industry has led him to become a director of the Federal Reserve Bank of New York. He is also a Member of the Executive Board of the International Olympic Committee and Chairman of the International Olympic Committee Finance Commission.

D-7